Form 20-F
period 1998-12-31
CALPETRO TANKERS BAHAMAS I LTD
filed 1999-06-17
CIK 923652

CALPETRO TANKERS (BAHAMAS I) LIMITED




















ANNUAL REPORT

For year ended
December 31, 1998
on Form 20-F

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                            FORM 20-F

    Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                               OR

X   Annual Report pursuant to Section 13 or 15(d) of the
    Securities Exchange Act of 1934

    For the fiscal year ended December 31, 1998

                               OR

    Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934



    Commission File number:  33-79220
                             33-56377


              Calpetro Tankers (Bahamas I) Limited
     (Exact name of Registrant as specified in its charter)


                         Nassau, Bahamas
         (Jurisdiction of incorporation or organization)


                Room 6/9 One International Place
                      Boston, Massachusetts
            (Address or principal executive offices)


Securities registered or to be registered pursuant to Section
12(b) of the Act.

Title of each class     Name of each exchange on which registered
         None                  Not applicable

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

              Serial First Preferred Mortgage Notes
              maturing serially from 1996 to 2006.
         8.52% First Preferred Mortgage Notes Due 2015.


    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    Yes       X              No

Indicate by check mark which financial statement item the registrant has elected to follow.

    Item 17                  Item 18   X

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

THE COMPANY

CalPetro Tankers (Bahamas I) Limited ("Bahamas I" or the "Company") was incorporated in the Bahamas on May 13, 1994 together with three other companies: CalPetro Tankers (Bahamas
II) Limited and CalPetro Tankers (Bahamas III), each of which is incorporated in the Bahamas, and CalPetro Tankers (IOM) Limited which is incorporated in the Isle of Man (together the "Companies"). Each of the Companies was organized as a special purpose company for the purpose of acquiring one of four oil tankers (each a "Vessel", together the "Vessels") from Chevron Transport Corporation. California Petroleum Transport Corporation, a Delaware corporation, acting as agent on behalf of the Companies, issued as full recourse obligations $167,500,000 Serial First Preferred Mortgage Notes and $117,900,000 8.52% First Preferred Mortgage Notes due 2015 (together the "Notes"). The proceeds from the sale of the Notes were applied by way of long-term loans, being Serial Loans in respect of the Serial First Preferred Mortgage Notes and Term Loans in respect of the First Preferred Mortgage Notes due 2015, to the Companies to fund the acquisition of the Vessels from the Chevron Transport Corporation. The Company was allocated $41,410,000 of the Serial Loans and $40,262,000 of the Term Loans and acquired its Vessel, the SAMUEL GINN, as described below. The Company engages in no business other than the ownership and chartering of its Vessel and activities resulting from or incidental to such ownership and chartering.

The Company is wholly-owned by California Tankers Investments
Limited, a company organized under the laws of the Bahamas, which is in turn a wholly-owned subsidiary of CalPetro Holdings
Limited, an Isle of Man company.

On May 12, 1998, ownership of CalPetro Holdings Limited was transferred to Independent Tankers Corporation, a Cayman Islands company ("ITC"). On the same date, all of the issued and outstanding shares of ITC were sold to Frontline Ltd.
("Frontline"), a publicly listed Bermuda company.

Pursuant to a share purchase agreement dated December 23, 1998, as amended on March 4, 1999, Frontline has sold, effective as of July 1, 1998, all of the issued and outstanding shares of ITC to Hemen Holding Limited, a Cyprus company ("Hemen"). Hemen is the principal shareholder of Frontline and is indirectly controlled by Mr. John Fredriksen, the Chairman and Chief Executive Officer of Frontline.

OVERVIEW OF OPERATIONS

The Company owns one 150,000 deadweight tonne ("dwt") Suezmax oil tanker, the SAMUEL GINN, which was acquired from Chevron Transport Corporation. Suezmax tankers are medium-sized vessels ranging from approximately 120,000 to 200,000 dwt, and of maximum length, breadth and draft capable of passing fully loaded through the Suez Canal. The Vessel has been chartered back to Chevron Transport Corporation (the "Initial Charterer" or "Chevron Transport") on bareboat charter (the "Initial Charter"). The Initial Charter has a term expiring on April 1, 2015, subject to the Initial Charterer's right to terminate the Initial Charter on certain specified dates. Chevron Transport is principally engaged in the marine transportation of oil and refined petroleum products. Chevron Transport's primary transportation routes are from the Middle East, Indonesia, Mexico, West Africa and the North Sea to ports in the United States, Europe, the United Kingdom and Asia. Chevron Transport has advised the Company that it expects to use the Vessel worldwide as permitted under the Initial Charter. The obligations of the Initial Charterer under the Initial Charter are guaranteed by Chevron Corporation ("Chevron"), a major international oil company, pursuant to a guarantee (the "Chevron Guarantee"). Chevron Transport is an indirect, wholly-owned subsidiary of Chevron.

The Vessel is a double-hull oil carrier of approximately 150,000 deadweight tons and is presently registered under the Bahamian flag. The Vessel was constructed under the supervision of the Initial Charterer and designed to the Initial Charterer's specifications to enhance safety and reduce operating and maintenance costs, including such features as high performance rudders, extra steel (minimal use of high tensile steels), additional fire safety equipment, redundant power generation equipment, extra coating and electrolytic corrosion monitoring and protection systems, additional crew quarters to facilitate added manning and a double-hull design patented by one of Chevron's subsidiaries. The builder of SAMUEL GINN was Ishikawajima Harima Heavy Industries Co., Ltd.

THE MANAGEMENT

The Company has entered into a management agreement (a "Management Agreement") with P.D. Gram & Co, a.s. (in such capacity, the "Manager") to provide administrative, management and advisory services to the Company and arrange for remarketing services, if necessary, for the Vessel. The Manager is a Norwegian privately owned firm, established in 1982, which arranges and manages shipping investments. The Manager commissioned Barber Ship Management a.s. ("Barber Ship Management") to provide certain maritime services during the term of the Initial Charter. In addition, if the Initial Charterer exercises its option to terminate the Initial Charter for the Vessel, the Manager arranged for Barber Ship Management to provide all technical management services for the Vessel and for McQuilling Brokerage Partners, Inc. and ACM Shipping Limited to provide, on a non-exclusive basis, remarketing services for the Vessel.

On March 31, 1999, P.D.Gram & Co, a.s. resigned as Manager and
Barber Ship Management resigned as Technical Advisor and on the same date each was replaced by Frontline, pursuant to an assignment of the Management Agreement.

The Initial Charterer may elect to terminate the Initial Charter on specified termination dates commencing in 2003. If the Initial Charter is terminated by the Initial Charterer, the Manager, acting on behalf of the Company, will attempt to find an acceptable replacement charter for the Vessel. If an acceptable replacement charter is commercially unavailable, the Manager will solicit bids for the sale or recharter of the Vessel. The Manager's ability to obtain an acceptable replacement charter, to sell the Vessel or recharter the Vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of the Vessel compared with other vessels available at the time.

THE INTERNATIONAL TANKER MARKET

International seaborne oil and petroleum products transportation services are mainly provided by two types of operator: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. Both types of operators transport oil under short-term contracts (including single-voyage "spot charters") and long-term time charters with oil companies, oil traders, large oil consumers, petroleum product producers and government agencies. The oil companies own, or control through long-term time charters, approximately one third of the current world tanker capacity, while independent companies own or control the balance of the fleet. The oil companies use their fleets not only to transport their own oil, but also to transport oil for third-party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages.

International tanker charter rates have historically been cyclical and volatile. A peak in charter rates was reached in the early 1970s as the volume of oil imported by developed countries expanded, followed by a downturn resulting from the economic consequences of the first "oil shock" and compounded by the massive ordering of new tonnage. A second upward movement in charter rates and vessel values that began in the late 1970s was halted in the early 1980s and was followed by several years of falling tonne-miles demand and depressed charter rates and vessel values due to reduced overall oil demand as a result of the recession during the early 1980s and the glut of vessel capacity available after the dramatic expansion of the world fleet in the 1970s.

Historically, the overall oil tanker business has been highly cyclical, with attendant volatility in profitability and asset values resulting from changes in the supply of and demand for vessel capacity. The supply of vessel capacity is influenced by the number of new vessels built, the scrapping of older vessels, the efficiency of the world fleet and government and industry regulation of maritime transportation practices. The demand for vessel capacity is influenced by global and regional economic conditions, increases and decreases in industrial production and demand for crude oil and refined petroleum products, political changes and armed conflicts, developments in international trade and changes in seaborne and other transportation patterns. Consumption of crude oil and petroleum products is affected by, among other things, general economic conditions, oil prices, environmental concerns, weather patterns and competition from alternative energy sources. Because many of the factors influencing the supply of and demand for vessel capacity are unpredictable, the nature, timing and degree of changes in tanker industry conditions are also unpredictable.

The tanker market in general has been depressed for a number of years, largely as a result of an excess of tonnage supply over demand. In 1994, the tanker market appeared to be at or near a cyclical low. Although subject to continuing volatility and cyclicality, these markets have generally improved since that time.

In 1998 rates continued to fluctuate and some reductions came as a result of lower oil demand from the Asian economies. However, Suezmax rates are still sufficient to meet the reduced debt service required if the Initial Charter is not prolonged.

ENVIRONMENTAL AND OTHER REGULATIONS

The oil transportation industry has historically been subject to regulation by national authorities and through international conventions. Over recent years however, an environmental protection regime has evolved which has had a significant impact on the operations of participants in the industry in the form of increasingly more stringent inspection requirements, closer monitoring of pollution-related events, and generally higher costs and potential liabilities for the owners and operators of tankers.

The Vessel and the operation of the Vessel must comply with extensive and changing environmental protection laws and regulations. Compliance with these laws and regulations may entail significant expenses, including expenses for ship modifications and changes in operating procedures. These laws and regulations could have a material adverse effect on the business and the operations of the Company and any charterer of the Vessel. In particular, the United States Oil Pollution Act of 1990, as amended ("OPA 90"), provides for strict liability for owners, operators and demise charterers of any vessel for certain oil pollution accidents in the waters of the United States.

OPA 90 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the United States territorial sea and the two hundred nautical mile exclusive economic zone of the United States.

Under OPA 90, vessel owners, operators and demise charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party (subject to certain statutory qualifications the effects of which have not been determined by any judicial interpretation), an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from oil spills pertaining to their vessels. These other damages are defined broadly to include (i) natural resources damage and the costs of assessment thereof, (ii) real and personal property damages, (iii) net loss of taxes, royalties, rents, fees and other lost revenues, (iv) lost profits or impairment of earning capacity due to property or natural resources damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (vi) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross tonne or $10 million per tanker (subject to possible adjustment for inflation). These limits of strict liability would not apply if the incident were proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. Additionally, under OPA 90, the liability of responsible parties, United States or foreign, with regard to oil pollution damage in the United States is not preempted by any international convention.

Under OPA 90, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double hulls conforming to particular specifications. Existing vessels which do not comply with the double hull requirement must be phased out over a 20-year period (1995-2015) based on size, age and place of off-loading, unless retrofitted with double hulls.

Notwithstanding the phase-in period, OPA 90 currently permits existing single hull tankers to operate until the year 2015 if
(i) their operations within United States waters are limited to discharging at the Louisiana Offshore Oil Port ("LOOP") or off-loading by means of lightering activities within authorized lightering zones more than 60 miles off-shore and (ii) they are otherwise in compliance with applicable laws and regulations.

OPA 90 expands the pre-existing financial responsibility requirements for vessels operating in United States waters and requires owners and operators of vessels to establish and maintain with the US Coast Guard evidence of insurance or of qualification as a self-insurer or other evidence of financial responsibility sufficient to meet their potential strict liability limit under OPA 90. The US Coast Guard has adopted regulations which require evidence of financial responsibility equal to the strict liability limit demonstrated by insurance, surety bond, self-insurance or guaranty.

The US Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility; and, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. The Initial Charterer is responsible for furnishing and maintaining evidence of financial responsibility with respect to the Company's Vessel.

Owners or operators of tankers operating in United States waters must file vessel response plans with the US Coast Guard and their tankers must operate in compliance with their US Coast Guard approved plans. Such response plans must, among other things,
(i) identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case" discharge, (ii) describe crew training and drills, and (iii) identify a qualified individual with full authority to implement removal actions. The Initial Charterer is responsible for providing such a plan to the US Coast Guard. The Company believes that the Initial Charterer is in compliance with that requirement.

OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

The International Maritime Organization, an agency of the United Nations (the "IMO"), has adopted regulations designed to reduce oil pollution in international waters. In complying with OPA 90, the IMO regulations and other regulations that may be adopted, the Company and any charterer of the Vessel may be forced to incur additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage.

RISK OF LOSS AND LIABILITY; INSURANCE

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, environmental mishaps, cargo and property losses or damage and business interruptions caused by adverse weather and ocean conditions, mechanical failures, human error, political action in various countries, war, terrorism, piracy, labour strikes and other circumstances or events. Pursuant to the Initial Charter the Vessel may be operated throughout the world in any lawful trade for which the Vessel is suitable, including carrying oil and its products. In the past, political conflicts in many regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to acts of terrorism and piracy. In addition, the carriage of petroleum products is subject to the risk of spillage and leakage. Any such event may result in increased costs or the loss of revenues or assets, including the Vessel.

Under the Initial Charter, the Initial Charterer is entitled to self-insure against marine and war risks relating to the Vessel and against protection and indemnity risk relating to the Vessel during the term of the Initial Charter and, accordingly, investors in the Notes cannot rely on the existence of third-party insurance. There can be no assurance that all risks will be adequately insured against, that any particular loss will be covered or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, stricter environmental regulations may result in increased costs for, or the lack of availability of, insurance against environmental damage or pollution.

The Initial Charterer, pursuant to the Initial Charter, indemnifies the Company for a failure to maintain any financial responsibility requirements relating to oil or other pollution damage. To the extent that the insurance is inadequate, unavailable or not acquired (self-insured), the Initial Charterer also indemnifies the Company to the extent losses, damages or expenses are incurred by the Company relating to oil or other pollution damage as a result of the operation of the Vessel by the Initial Charterer.

Under OPA 90, vessel owners, operators and demise charterers are "responsible parties" with strict liability on a joint and several basis (subject to certain exceptions and qualifications) for all oil spill containment and clean-up costs and other damages arising from actual or threatened oil spills pertaining to these vessels. Although OPA 90 does not by its terms impose liability on lenders or the holders of mortgages on vessels, there is no specific exclusion for such entities under OPA 90.
In addition, if the Collateral Trustee of any Holder exercises remedies and becomes an "owner'" or "operator" or "demise charterer" of the Vessel following a Mortgage Event of Default, such person or entity may be subject to liability as responsible parties under OPA 90. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker (subject to possible adjustment for inflation); however, that limit would not apply if the incident were proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

ITEM 2.  DESCRIPTION OF PROPERTY

Other than the Vessel described above, the Company does not have any property.

ITEM 3.  LEGAL PROCEEDINGS

The Company is not party to any legal proceedings, nor are there any legal proceedings threatened against the Company, which are material to its assets or businesses.

ITEM 4.  CONTROL OF REGISTRANT

CalPetro Tankers (Bahamas I) Limited is a wholly-owned subsidiary of California Tankers International Limited, a company organized under the laws of the Bahamas, which is a wholly-owned subsidiary of CalPetro Holdings Limited, an Isle of Man company. The Company is ultimately controlled by Hemen as described in Item 1. "The Company". All the issued and outstanding shares of capital stock of the Company are beneficially owned by CalPetro Holdings Limited and have been pledged to the Chemical Trust Company of California (the "Collateral Trustee") as part of the collateral for the Notes. The parent company has full voting control over the Company subject to the rights of the Collateral Trustee.

ITEM 5.  NATURE OF TRADING MARKET

There is no established trading market for the Serial First
Preferred Mortgage Notes and 8.52% First Preferred Mortgage Notes due 2015.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
         SECURITY-HOLDERS

The Company was registered under the International Business Companies Act, 1989 of the Commonwealth of the Bahamas (the "IBC Act") in May 1994. As a result of such registration the Company is exempt from the provisions of the Exchange Control Regulations Act of the Bahamas. Interests in the Registered Securities may be freely transferred among non-residents of The Bahamas under Bahamian Law.

There are no restrictions upon the payment of foreign (non-
Bahamian) currency dividends, interest or other payments in respect of the Registered Securities.

The Company is not permitted to deal in the currency of the Bahamas except in an external Bahamian dollar account which can be funded only with foreign currency funds or funds the Company has permission to convert.

None of the Company's Articles of Association, Memorandum of
Association or any other document, nor any Bahamian law nor, to the knowledge of the Company, any foreign law, imposes limitations on the right of non-residents or foreign owners to hold the Company's Common Stock.

ITEM 7.  TAXATION

BAHAMAS

No Bahamian income or withholding taxes are imposed on the payment by the Company of any principal or interest to any holder of Notes who is either an individual citizen or resident of the United States or an entity formed under the laws of the United

States. There is no income tax treaty currently in effect between the United States and Bahamas.

ITEM 8.  SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 1998, 1997 and 1996, and the selected balance sheet data with respect to the fiscal years ended December 31, 1998 and 1997, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected balance sheet data with respect to the year ended December 31, 1996 and the selected income statement and balance sheet data with respect to the period ended December 31, 1995 has been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 9 "Management's Discussion and Analysis" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in US dollars.

                                                     Period
                                  Year ended       April 1, to
                                 December 31,     December 31,
                             ____________________________________
                             1998      1997     1996     1995
                             ____________________________________
                                       (US Dollars in thousands)

Income Statement Data
Total income                 5,815     6,230    6,665     5,169
Net income                     218       283      352       310

Balance Sheet Data
Total assets                68,895    73,939   78,941    83,599
Long-term loans,
  including current         66,312    71,522   76,732    81,672
  portion

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS

BUSINESS STRATEGY

The Company's strategy has been to acquire its Vessel and charter it to the Initial Charterer under a bareboat charter which is expected to provide (a) charterhire payments which the Issuer and the Company expect will be sufficient to pay, so long as the Initial Charter is in effect (i) the Company's obligations under the Term Loans and Serial Loans for acquiring the Vessel (ii) management fees and the technical advisor's fees (iii) estimated recurring fees and taxes, and (iv) any other costs and expenses incidental to the ownership and chartering of the Vessel that are to be paid by the Company, (b) termination payments sufficient to make sinking fund and interest payments on the Term Loans and Serial Loans for acquiring the Vessel to the extent allocable to the Vessel for which the related Initial Charter has been terminated, for at least two years following any such termination, during which time the Vessel may be sold or rechartered and (c) that the Vessel will be maintained in accordance with the good commercial maintenance practices required by the Initial Charter; and to arrange for vessel management and remarketing services to be available in case the Initial Charter is terminated by the Initial Charterer or the Vessel is for any other reason returned to the possession and use of the Company.

The Vessel is under charter to the Initial Charterer for a period ending April 1, 2015. The Initial Charter contains a right of termination that the Initial Charterer may exercise on any of the four optional termination dates, beginning on April 1, 2003. The Initial Charter is a bareboat charter, pursuant to which the Company is not liable for any expense in repairing or maintaining the Vessel and the charterhire rate continues to be payable notwithstanding, among other things, any loss or damage to the Vessel (not amounting to a total loss).

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 1998 COMPARED WITH THE YEAR ENDED
DECEMBER 31, 1997

TOTAL REVENUES
Finance lease interest receivable for the year ended December 31, 1998 amounted to $5,639,000, compared with $6,059,000 for the year ended December 31, 1997.

EXPENSES
Interest payable on the Term Loans and the Serial Loans amounted to $5,458,000 for the year ended December 31, 1998. The amortization of discount on loans for the period amounted to $76,000. The company amortises the discount over the life of the loans. The corresponding figures for the period to December 31, 1997 were $5,828,000 and $76,000, respectively.

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH THE YEAR ENDED
DECEMBER 31, 1996

TOTAL REVENUES
Finance lease interest receivable for the year ended December 31, 1997 amounted to $6,059,000, compared with $6,494,000 for the year ended December 31, 1996.

EXPENSES
Interest payable on the Term Loans and the Serial Loans amounted to $5,828,000 for the year ended December 31, 1997. The amortization of discount on loans for the period amounted to $76,000. The company amortises the discount over the life of the loans. The corresponding figures for the period to December 31, 1996 were $6,184,000 and $76,000, respectively.

LIQUIDITY AND CAPITAL RESOURCES

As set forth above, revenues from the Initial Charter are sufficient to pay the Company's obligations under the Term Loans and the Serial Loans. The Initial Charterer may elect to terminate the Initial Charter on specified termination dates commencing in 2003. If the Initial Charter is terminated by the Initial Charterer, the Manager, acting on behalf of the Company, will attempt to find an acceptable replacement charter for the Vessel. If an acceptable replacement charter is commercially unavailable, the Manager will solicit bids for the sale or recharter of the Vessel. The Manager's ability to obtain an acceptable replacement charter, to sell the Vessel or recharter the Vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of the Vessel compared with other vessels available at the time.

YEAR 2000

The Vessel is provided with computers and has computerized control systems. Further, the Vessel has equipments such as, for example, navigational aids, communications systems, machinery equipment, cargo measuring equipment and alarm systems that rely on computers or embedded computer chips for proper function.

The initial terms of the Charter extend beyond the year 2000. The Initial Charterer has assured the Company that it is very aware of the year 2000 problem. The Initial Charterer has confirmed that in the dealings with the Vessel it is taking, and will continue to take, all reasonable steps to allow business continuity into the year 2000 and beyond.

The Initial Charterer's obligation to pay charter hire is absolute, including in circumstances where a Vessel should be unfit for use due to computer related problems, should such occur in spite of the Initial Charterer's diligent approach to the preparations for the year 2000. In addition, the Initial Charterer is obliged to indemnify the Company in respect of events arising through the term of the Charter with respect to, among other things, all liabilities claims and proceedings arising in any manner out of the operation of the Vessel by the

Initial Charterer with no exclusion of events relating to computers or problems that could affect computers at certain dates. The Initial Charterer's obligations as described above are guaranteed by the Chevron Guarantees.

The Company relies on banks for its payments and on general communication equipment. The Company will only rely on internationally recognized commercial banks and communication companies for providing such services. The Company relies on services provided by the Manager for their administration and management. The Manager provides these services at a fixed price. The Manager has assured the Company that it shall be able to provide such services without date related interruptions. Accordingly, the Company does not expect to incur any year 2000 related expenses.

ITEM 9 (a) QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
RISK

(A)      QUANTITATIVE INFORMATION ABOUT MARKET RISK

         Quantitative information about market risk instruments at December 31, 1998 is as follows:

i)       Serial Loans:

         The principal balances of the Serial Loans bear interest at rates ranging from 7.30% to 7.55% and mature over a five year period beginning April 1, 1999. The loans are reported net of the related discounts which are amortized over the term of the loans.


         The outstanding serial loans have the following characteristics:

         Principal    Interest            Maturity
         due              rate                date
                                             $ 000

         5,210           7.30%       April 1, 1999
         5,210           7.35%       April 1, 2000
         5,210           7.44%       April 1, 2001
         5,210           7.49%       April 1, 2002
         5,210           7.55%       April 1, 2003
         ______

         26,050
         ______

ii)      Term Loans:

         The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable semi-annually. Principal is repayable on the Term Loans in accordance with a twelve year sinking fund schedule.

         The table below provides the revised scheduled sinking fund redemption amounts and final principal payment of the Allocated Principal Amount of the Term Loans following termination of the related Initial Charter on each of the optional termination dates.


         Payment  Charter Not     Charter     Charter     Charter     Charter
            Date   Terminated  Terminated  Terminated  Terminated  Terminated
                                     2004        2006        2008        2010
                         $000        $000        $000        $000        $000

   April 1, 2004        3,355       1,700       3,355       3,355       3,355
   April 1, 2005        3,355       1,840       3,355       3,355       3,355
   April 1, 2006        3,355       2,000       1,790       3,355       3,355
   April 1, 2007        3,355       2,170       1,940       3,355       3,355
   April 1, 2008        3,355       2,360       2,110       1,830       3,355
   April 1, 2009        3,355       2,560       2,290       1,990       3,355
   April 1, 2010        3,355       2,780       2,480       2,160       1,770
   April 1, 2011        3,355       3,010       2,690       2,340       1,920
   April 1, 2012        3,355       3,270       2,920       2,540       2,080
   April 1, 2013        3,355       3,550       3,170       2,760       2,260
   April 1, 2014        3,355       3,850       3,440       2,990       2,450
   April 1, 2015        3,357      11,172      10,722      10,232       9,652
                       ______      ______      ______      ______      ______

                       40,262      40,262      40,262      40,262      40,262
                       ______      ______      ______      ______      ______

(b)      Qualitative information about market risk

         The Company was organised solely for the purpose of the acquisition of one Vessel and subsequently entered into a long-term agreement between the Company and Chevron
         Transport Corporation.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

DIRECTORS AND EXECUTIVE OFFICERS OF CALPETRO TANKERS (BAHAMAS I)
LIMITED

                             Age  Position

Tor Olav Troim               36   Director and President
Alexandra Kate Blankenship   34   Director and Secretary

Tor Olav Troim has been a Director of Calpetro Tankers (Bahamas
I) Limited since 1998. Mr. Troim serves as a Director and Vice President of Frontline. Mr. Troim also serves as a director of Frontline AB, a wholly-owned subsidiary of Frontline, and is the Chief Executive Officer of Frontline Management AS, which company supports Frontline in the implementation of decisions made by the Board of Directors.

Kate Blankenship has been a Director of Calpetro Tankers (Bahamas
I) Limited since 1998. Mrs. Blankenship has served as Group Financial Controller and Secretary of Frontline since 1994.
Prior to joining Frontline she was a Manager with KPMG Peat Marwick in Bermuda. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

During the year ended December 31, 1998, the Company paid to its directors and officers, total compensation of $3,000.00.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
         SUBSIDIARIES

None.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

None.

                             PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

Inapplicable

                            PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR

         REGISTERED SECURITIES AND USE OF PROCEEDS

None.

                             PART IV

ITEM 17.   FINANCIAL STATEMENTS

Inapplicable.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-7, incorporated herein by reference.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements, together with the report thereon of Ernst & Young, are filed as part of this Annual
Report:
                                                      Page

Report of Independent Auditors                        F-1

Statement of Income for the years ended December
31, 1998,                                             F-2
December 31, 1997 and December 31, 1996

Balance Sheet as at December 31, 1998 and 1997        F-3

Statement of Cash Flows for the years ended
December 31, 1998,                                    F-4
December 31, 1997, and December 31, 1996

Notes to the Financial Statements                     F-5

                           SIGNATURES

Subject to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





              CALPETRO TANKERS (BAHAMAS I) LIMITED


                           Registrant



                 /s/ Alexandra Kate Blankenship


                   Alexandra Kate Blankenship
                            Director






Date:  June 10, 1999

              CALPETRO TANKERS (BAHAMAS I) LIMITED


Report of Independent Auditors


The Shareholders and Board of Directors of Calpetro Tankers
(Bahamas I) Limited

         We have audited the accompanying balance sheet of Calpetro Tankers (Bahamas I) Limited as of December 31, 1998 and 1997 and the related statements of income and cash flows for the years ended December 31, 1996, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audits in accordance with United Kingdom auditing standards which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calpetro Tankers (Bahamas I) Limited at December 31, 1998 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1996, 1997 and 1998 in conformity with accounting principles generally accepted in the United States.




                                            Ernst & Young
Douglas, Isle of Man                        Chartered Accountants



March 12, 1999

              CALPETRO TANKERS (BAHAMAS I) LIMITED

                       STATEMENT OF INCOME

                                             Year ended
                                             December 31,
(US Dollars in thousands)     Notes      1998     1997      1996

INCOME

Finance lease interest         2(b)     5,639    6,059     6,494
Bank interest                             100       95        95
Recognition of unearned finance
  lease income                 2(b)        76       76        76
                                        _____    _____     _____
                                        5,815    6,230     6,665


EXPENSES

Interest expense                  3   (5,458)  (5,828)   (6,184)
General and administrative
  expenses                               (63)     (43)      (53)

Amortization of discount
  on loans                     2(d)      (76)     (76)      (76)
                                        _____    _____     _____

INCOME BEFORE TAXES                       218      283       352

Provision for taxes            2(e)         -        -         -
                                         ____     ____      ____

Net income for the year                   218      283       352
                                        =====    =====     =====

              CALPETRO TANKERS (BAHAMAS I) LIMITED

                          BALANCE SHEET

                                             December 31,
(US Dollars in thousands)               Notes     1998      1997

ASSETS

Current assets:

Cash and cash equivalents                        2,797     2,711
Current portion of net investment
   in direct financing leases            2(b)    5,072     5,026
Interest receivable                              1,357     1,462
Other current assets                                46        45
                                                ______     _____

Total current assets                             9,272     9,244
Net investment in direct
   financing leases                      2(b)   58,902    63,898

Discount on loans less amortization      2(d)      721       797
                                                ______   _______

TOTAL ASSETS                                    68,895    73,939
                                               =======   =======
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accrued interest                                 1,394     1,469

Current portion of serial loans             4    5,210     5,210

Other liabilities                                   26         3
                                                ______     _____

Total current liabilities                        6,630     6,682

Long-term loans                             4   61,102    66,312
                                                ______   _______

TOTAL LIABILITIES                               67,732    72,994
                                                ______   _______
Stockholders' equity:
Common stock: 1,000 shares authorized;
  100 shares of $1 par value
  issued and outstanding                             -         -
                                                 _____     _____

Retained earnings                                1,163       945
                                                 _____      ____

Total stockholders' equity                       1,163       945
                                                 _____     _____

Total liabilities and stockholders' equity      68,895    73,939
                                               =======   =======


              CALPETRO TANKERS (BAHAMAS I) LIMITED

                     STATEMENT OF CASH FLOWS

                                              Year ended
                                              December 31,
                                          1998     1997     1996
(US Dollars in thousands)

Cash Flows from Operating Activities:

   Net income                              218      283      352
   Adjustments to reconcile net income to
    net cash provided by operating activities:
     Amortization of discount on loans      76       76       76
     Recognition of unearned income       (76)     (76)     (76)
     Changes in assets and liabilities
      Accounts receivable                  104      106       73
      Accounts payable                    (52)     (75)     (70)
                                          ____     ____    _____

       Net cash provided by
        operating activities               270      314      355
                                          ____     ____    _____

CASH FLOWS FROM INVESTING ACTIVITIES:

   Repayment of direct finance leases    5,026    4,974    4,747
                                         _____    _____    _____

   Net cash from investing activities    5,026    4,974    4,747
                                         _____    _____    _____

CASH FLOWS FROM FINANCING ACTIVITIES

     Serial loans redeemed             (5,210)  (5,210)  (4,940)

                                         _____    _____    _____

   Net cash used in financing
    activities                         (5,210)  (5,210)  (4,940)
                                         _____    _____    _____

NET INCREASE IN CASH AND CASH EQUIVALENTS   86       78      162

Cash and cash equivalents at
   start of year                         2,711    2,633    2,471
                                         _____    _____    _____

Cash and cash equivalents at
   end of year                           2,797    2,711    2,633

                                        ======   ======   ======


              CALPETRO TANKERS (BAHAMAS I) LIMITED

                NOTES TO THE FINANCIAL STATEMENTS

1.       BASIS OF PREPARATION

         The company, which was incorporated in the Bahamas on May 13, 1994 is one of four companies: Calpetro Tankers (Bahamas II) Limited, Calpetro Tankers (Bahamas III) Limited each of which is incorporated in the Bahamas and Calpetro Tankers (IOM) Limited which is incorporated in the Isle of Man. Each of the Companies (the "Owners") has been organized as a special purpose company for the purpose of acquiring one of the four recently constructed oil tankers from Chevron Transport Corporation (the "Initial Charterer") and for which long-term charter agreements have been signed with the Initial Charterer. California Petroleum Transport Corporation acting as agent on behalf of the Owners issued as full recourse obligations Term Mortgage Notes and Serial Mortgage Notes. These statements reflect the net proceeds from the sale of the Term Mortgage Notes together with the net proceeds from the sale of the Serial Mortgage Notes having been applied by way of long-term loans to the Owners to fund the acquisition of the Vessels from the Initial Charterer.

2.       PRINCIPAL ACCOUNTING POLICIES

         The financial statements have been prepared in accordance with generally accepted accounting principles in the United States. A summary of the more important accounting policies, which have been consistently applied, is set out below.

         (a)  Accounting convention
              The financial statements are prepared under the historical cost convention.

         (b)  Finance Leases
              The long-term charter agreement between the Company and Chevron Transport Corporation subsequently transfers all the risks and rewards associated with ownership, other than legal title and contains bargain purchase options and as such is classified as a direct financing lease in accordance with Statement of Financial Accounting Standards No. 13.

              Primary rental income from finance leased contracts after setting aside amounts for amortization of the investment in finance leases over the primary period of the lease is apportioned between the finance element which is determined by spreading interest and charges over the period of repayment in proportion to the net cash investment and is allocated to the Statement of Income and the capital element which reduces the outstanding obligations for future instalments.

         (c)  Interest payable recognition
              Interest payable on the Term Loans and on the Serial Loans is accrued on a daily basis.

         (d)  Discount on Loans
              Discount on issue of the long-term debt which comprises the Term Loans and Serial Loans are being amortized over the respective periods to maturity of the debt as described in Note 4.

         (e)  Income taxes
              The company is not liable to income taxes in the Bahamas.

         (f)  Cash equivalents
              The company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents.

         (g)  Reporting currency
              The reporting currency is United States dollars.
              The functional currency is United States dollars.

3.       Interest Expense

                                                  Year ended
                                                  December 31,
                                    1998      1997      1996
                                   $ 000     $ 000     $ 000

         Long-term loans           5,458     5,828     6,184
                                  ======    ======    ======

4.       Long-Term Loans
                                              1998      1997
                                             $ 000     $ 000

         Opening balance                    66,312    71,522

         Less:  current portion              5,210 5,210
                                           _______   _______

         Long-term loans                    61,102    66,312
                                           =======   =======

         The fair value of the long-term loans approximates to their carrying value.

         (a)  Serial Loans
              The serial loans have the following
              characteristics:

             Principal due   Interest Rate   Maturity Date
               on maturity
                     $ 000

                     5,210           7.30%   April 1, 1999
                     5,210           7.35%   April 1, 2000
                     5,210           7.44%   April 1, 2001
                     5,210           7.49%   April 1, 2002
                     5,210           7.55%   April 1, 2003
                   _______

                    26,050
                   =======

         Interest is payable semi-annually.

         (b)  Term Loans
              The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable semi-annually.
              Principal is repayable on the Term Loans in accordance with a twelve year sinking fund schedule.

              The tables below provide the revised scheduled sinking fund redemption amounts and final principal payment of the Allocated Principal Amount of the Term Loans following termination of the related Initial Charter on each of the optional termination dates.

Payment   Charter Not    Charter    Charter    Charter    Charter
Date       Terminated Terminated Terminated Terminated Terminated
                            2004       2006       2008       2010
                 $000       $000       $000       $000       $000

April 1, 2004   3,355      1,700      3,355      3,355      3,355
April 1, 2005   3,355      1,840      3,355      3,355      3,355
April 1, 2006   3,355      2,000      1,790      3,355      3,355
April 1, 2007   3,355      2,170      1,940      3,355      3,355
April 1, 2008   3,355      2,360      2,110      1,830      3,355
April 1, 2009   3,355      2,560      2,290      1,990      3,355
April 1, 2010   3,355      2,780      2,480      2,160      1,770
April 1, 2011   3,355      3,010      2,690      2,340      1,920
April 1, 2012   3,355      3,270      2,920      2,540      2,080
April 1, 2013   3,355      3,550      3,170      2,760      2,260
April 1, 2014   3,355      3,850      3,440      2,990      2,450
April 1, 2015   3,357     11,172     10,722     10,232      9,652
               ______     ______     ______     ______     ______

               40,262     40,262     40,262     40,262     40,262
               ______     ______     ______     ______     ______

Total Long-Term
Loans          66,312     66,312     66,312     66,312     66,312
              =======    =======    =======    =======    =======

         The Term and Serial Loans are collateralized by first preference mortgage on the Vessel to California Petroleum. The earnings and insurance relating to the Vessel have been collaterally assigned pursuant to an Assignment of Earnings and Insurance to California Petroleum which in turn has assigned such Assignment of Earnings and Insurance to the Collateral Trustee. The Initial Charter and Chevron Guarantee relating to the Vessel has been collaterally assigned pursuant to the Assignment of Initial Charter and Assignment of Initial Charter Guarantee to California Petroleum, which in turn has assigned such Assignment to the Collateral Trustee. The Capital Stock of the company has been pledged to California Petroleum pursuant to the Stock Pledge Agreement.





                                8
02089006.AA5