Form 20-F
period 1999-12-31
CALPETRO TANKERS BAHAMAS I LTD
filed 2000-06-27
CIK 923652

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                            FORM 20-F

Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                               OR

X   Annual Report pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

    For the fiscal year ended December 31, 1999

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

    Item 17                  Item 18   X

                        TABLE OF CONTENTS

                             PART I

Item 1.  Description of Business................................1
              The Company ......................................1
              Overview of Operations ...........................1
              The Management....................................2
              The International Tanker Market...................2
              Environmental and Other Regulations...............3
              Risk of Loss and Liability; Insurance.............4

Item 2.  Description of Property ...............................5
Item 3.  Legal Proceedings......................................5
Item 4.  Control of Registrant..................................5
             The Company .......................................5

Item 5.  Nature of Trading Market...............................5
Item 6.  Exchange Controls and Other Limitations Affecting
         Security-Holders ......................................5
Item 7.  Taxation...............................................5
Item 8.  Selected Financial Data ...............................6
Item 9.  Management's Discussion and Analysis of Financial
         Condition and Results of Operations ...................6
Item 9 (A)    Quantitative and Qualitative disclosure about
              Market Risk.......................................8
Item 10  Directors and Officers of Registrant...................9
Item 11. Compensation of Directors and Officers.................9
Item 12. Options to Purchase Securities from Registrant or
         Subsidiaries ..........................................9
Item 13. Interest of Management in Certain Transactions ........9

                             PART II

Item 14  Inapplicable

                            PART III

Item 15. Defaults Upon Senior Securities.......................10
Item 16. Changes in Securities and Changes in Security for
         Registered Securities
           and Use of Proceeds.................................10


                             PART IV

Item 17  Inapplicable
Item 18. Financial Statements..................................10
Item 19. Financial Statements and Exhibits.....................10

         Signatures............................................11

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

Pursuant to a share purchase agreement dated December 23, 1998, as amended on March 4, 1999, Frontline has sold, effective as of July 1, 1999, all of the issued and outstanding shares of ITC to Hemen Holding Limited, a Cyprus company ("Hemen"). Hemen is the principal shareholder of Frontline and is indirectly controlled by Mr. John Fredriksen, the Chairman and Chief Executive Officer of Frontline.

OVERVIEW OF OPERATIONS

The Company owns one 150,000 deadweight tonne ("dwt") Suezmax oil tanker, the SAMUEL GINN, which was acquired from Chevron Transport Corporation (the "Vessel"). Suezmax tankers are medium-sized vessels ranging from approximately 120,000 to 200,000 dwt, and of maximum length, breadth and draft capable of passing fully loaded through the Suez Canal. The Vessel has been chartered back to Chevron Transport Corporation (the "Initial Charterer" or "Chevron Transport") on bareboat charter (the "Initial Charter"). The Initial Charter has a term expiring on April 1, 2015, subject to the Initial Charterer's right to terminate the Initial Charter on certain specified dates.
Chevron Transport is principally engaged in the marine transportation of oil and refined petroleum products. Chevron Transport's primary transportation routes are from the Middle East, Indonesia, Mexico, West Africa and the North Sea to ports in the United States, Europe, the United Kingdom and Asia. Chevron Transport has advised the Company that it expects to use the Vessel worldwide as permitted under the Initial Charter. The obligations of the Initial Charterer under the Initial Charter are guaranteed by Chevron Corporation ("Chevron"), a major international oil company, pursuant to a guarantee (the "Chevron Guarantee"). Chevron Transport is an indirect, wholly-owned subsidiary of Chevron.

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

THE MANAGEMENT

The Company entered into a management agreement (the "Management Agreement") with P.D. Gram & Co, a.s. (in such capacity, the "Manager") to provide administrative, management and advisory services to the Company and arrange for remarketing services, if necessary, for the Vessel. On March 31, 1999, P.D.Gram & Co, a.s. resigned as Manager and Barber Ship Management resigned as

Technical Advisor and on the same date each was replaced by Frontline Limited, pursuant to an assignment of the Management
Agreement.

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

The oil transportation industry has historically been subject to regulation by national authorities and through international conventions. Over recent years, however, an environmental protection regime has evolved which could have a significant impact on the operations of participants in the industry in the form of increasingly more stringent inspection requirements, closer monitoring of pollution-related events, and generally higher costs and potential liabilities for the owners and operators of tankers.

In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes. The oil tanker fleet is generally divided into the following five major types of vessels, based on vessel carrying capacity: (i) ULCC-size range of approximately 320,000 to 450,000 dwt; (ii) VLCC-size range of approximately 200,000 to 320,000; (iii) Suezmax-size range of approximately 120,000 to 200,000 dwt; (iv) Aframax-size range of approximately 60,000 to 120,000 dwt; and (v) small tankers of less than approximately 60,000 dwt. ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to Rotterdam via the Cape of Good Hope. Suezmax tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from West Africa to the East Coast of the United States. Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products. Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

The shipping industry is highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, freight and charterhire rates are strongly influenced by the supply and demand for shipping capacity. The tanker market in general has been depressed for a number of years, largely as a result of an excess of tonnage supply over demand. In 1999, the Suezmax sector of the tanker market continued to fluctuate and in the third quarter of 1999 fell to the lowest level since 1994. This was also the result of substantially lower volumes of oil transported due to the adherence by OPEC to their agreed oil production cuts introduced at the start of 1999, the fact that a high proportion of these cuts involved long-haul Middle East oil, increased competition from the VLCC sector and the draw of oil inventories. At the start of 2000, the Suezmax market has seen some improvement as scrapping of older tonnage has increased due to high bunker cost and the difficulties finding cargoes for old tonnage. Tanker scrapping activity is expected to continue at high levels given the current tanker market weakness, the relatively high orderbook, the tanker fleet age demographic, an expensive fifth special survey and stricter environmental regulations. Continued improvement in Suezmax freight rates will be largely dependent on improvement in the Asian economies, increased output from the OPEC countries and an increase in the rate of scrapping older vessels.

There is no guarantee that Suezmax rates would be sufficient to meet the debt service required if the bareboat charters entered into with Chevron are not extended. However, Suezmax rates are still sufficient to meet the debt service required if the bareboat charters entered into with Chevron are not extended. The average daily time charter equivalent rates earned by modern Suezmaxes in 1999 was $16,000 on a single voyage basis.

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

ITEM 8.  SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 1999, 1998 and 1997, and the selected balance sheet data with respect to the fiscal years ended December 31, 1999 and 1998, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected balance sheet data with respect to the year ended December 31, 1997 and the selected income statement and balance sheet data with respect to the year ended December 31, 1996 and the period ended December 31, 1995 has been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 9 "Management's Discussion and Analysis" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in US dollars.

                                                     Period
                               Year ended           April 1,
                              December 31,       to December 31,
                          ____________________ __________________
                           1999     1998    1997     1996    1995

                          _______________________________________
                                  (US Dollars in thousands)
INCOME STATEMENT DATA
Total income              5,392    5,815   6,230    6,665   5,169
Net income                  187      218     283      352     310

BALANCE SHEET DATA
Total assets             63,788   68,895  73,939   78,941  83,599
Long-term loans,
  including current      61,102   66,312  71,522   76,732  81,672
portion
Shareholders' equity      1,350    1,163     945      662     310

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

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 1999 COMPARED WITH THE YEAR ENDED
DECEMBER 31, 1998

TOTAL REVENUES
Finance lease interest receivable for the year ended December 31, 1999 amounted to $5,215,000, compared with $5,639,000 for the year ended December 31, 1998.

EXPENSES
Interest payable on the Term Loans and the Serial Loans amounted to $5,079,000 for the year ended December 31, 1999. The amortization of discount on loans for the period amounted to

$76,000. The company amortises the discount over the life of the loans. The corresponding figures for the period to December 31, 1998 were $5,458,000 and $76,000, respectively.

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

YEAR 2000

    The Vessels are provided with computers and have computerized control systems. Further the Vessels have equipment such as for example navigational aids, communications systems, machinery equipment, cargo measuring equipment and alarm systems that rely on computers or embedded computer chips for proper function.

    The initial terms of the Charters extend beyond the year 2000. The initial Charterer has assured the Company that it is very aware of the year 2000 problem. The Initial Charterer has confirmed that in the dealings with the Vessels it has taken, and will continue to take, all reasonable steps to allow business continuity into the year 2000 and beyond.

    The Owners have not incurred and do not expect to incur any
year 2000 related expenses.   At this stage no year 2000 problems
have been reported and should any problems arise the Initial
Charterer's obligation to pay charter hire is absolute.   This
absolute obligation includes circumstances where a Vessel should be unfit for use due to computer related problems, should such occur in spite of the Initial Charterer's diligent approach to the preparations for the year 2000. In addition, the Initial Charterer is obliged to indemnify the relevant Owner and the Company in respect of events arising through the term of the Charters with respect to, among other things, all liabilities claims and proceedings arising in any manner out of the operation of the Vessels by the Initial Charterer with no exclusion of events relating to computers or problems that could affect computers at certain dates. The Initial Charterer's obligations as described above are guaranteed by the Chevron Guarantees.

    Additionally the Owners rely on the services of internationally recognised banks and other institutions to make
payments and provide management services.   There have been no
year 2000 effects on these services to date, and any future
problems will be covered by normal commercial arrangements.   The
owners do not expect to incur any costs in this area.


ITEM 9 (A)    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
MARKET RISK

          (A) QUANTITATIVE INFORMATION ABOUT MARKET RISK

         Quantitative information about market risk instruments at December 31, 1999 is as follows:

         i)   Serial Loans:

         The principal balances of the Serial Loans bear interest at rates ranging from 7.35% to 7.55% and mature over a four year period beginning April 1, 2000. The loans are reported net of the related discounts which are amortized over the term of the loans.

         The outstanding serial loans have the following characteristics:

         Principal due       Interest rate          Maturity date
                                                            $ 000

              5,210          7.35%                  April 1, 2000
              5,210          7.44%                  April 1, 2001
              5,210          7.49%                  April 1, 2002
              5,210          7.55%                  April 1, 2003
              _____

              20,840
              _____

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


ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

DIRECTORS AND EXECUTIVE OFFICERS OF CALPETRO TANKERS (BAHAMAS I)
LIMITED

                                  Age   Position

Tor Olav Troim                    37    Director and President
Alexandra Kate Blankenship        35    Director and Secretary

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

Kate Blankenship has been a Director of Calpetro Tankers (Bahamas
I) Limited since 1998. Mrs. Blankenship joined Frontline in 1994 and serves as Chief Accounting Officer and Secretary. Prior to joining Frontline she was a Manager with KPMG Peat Marwick in Bermuda. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales.


ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

During the year ended December 31, 1999, the Company paid to its directors and officers, total compensation of $3,000.00.


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


ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements, together with the report thereon of Ernst & Young, are filed as part of this Annual
Report:

                                                             Page

Report of Independent Auditors                                F-1


Statement of Income for the years ended December 31, 1999,    F-2
1998 and 1997


Balance Sheet as at December 31, 1999 and 1998                F-3


Statement of Cash Flows for the years ended December 31,      F-4
1999, 1998, and 1997


Notes to the Financial Statements                             F-5

              CALPETRO TANKERS (BAHAMAS I) LIMITED


REPORT OF INDEPENDENT AUDITORS


THE SHAREHOLDERS AND BOARD OF DIRECTORS OF CALPETRO TANKERS
(BAHAMAS I) LIMITED

    We have audited the accompanying balance sheet of Calpetro Tankers (Bahamas I) Limited as of December 31, 1999 and 1998 and the related statements of income and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calpetro Tankers (Bahamas I) Limited at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.


                                  Ernst & Young
Douglas, Isle of Man              Chartered Accountants


June 21, 2000

              CALPETRO TANKERS (BAHAMAS I) LIMITED

                       STATEMENT OF INCOME


                                                               Year ended
                                                              December 31,
(US Dollars in thousands)             Notes       1999       1998        1997


INCOME

Finance lease interest                 2(b)      5,215      5,639       6,059
Bank interest                                      101        100          95
Recognition of unearned finance
  lease income                         2(b)         76         76          76
                                                 _____      _____       _____

                                                 5,392      5,815       6,230


EXPENSES

Interest expense                          3    (5,079)    (5,458)     (5,828)
General and administrative
 expenses                                         (50)       (63)        (43)

Amortization of discount
 on loans                              2(d)       (76)       (76)        (76)
                                                 _____      _____       _____

INCOME BEFORE TAXES                                187        218         283
Provision for taxes                    2(e)          -          -           -
                                                 _____      _____        ____

NET INCOME FOR THE YEAR                            187        218         283
                                                 =====      =====       =====

                    CALPETRO TANKERS (BAHAMAS I) LIMITED

                                BALANCE SHEET
                                                             December 31,
(US Dollars in thousands)                        Notes       1999        1998

ASSETS

Current assets:
Cash and cash equivalents                                   2,869       2,797
Current portion of net investment
 in direct financing leases                       2(b)      5,118       5,072
Interest receivable                                         1,250       1,357
Other current assets                                           46          46
                                                            _____       _____

TOTAL CURRENT ASSETS                                        9,283       9,272

Net investment in direct
  financing leases                                2(b)     53,860      58,902
Discount on loans less amortization               2(d)        645         721
                                                           ______      ______

TOTAL ASSETS                                               63,788      68,895
                                                          =======     =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accrued interest                                            1,321       1,394
Current portion of serial loans                      4      5,210       5,210
Other liabilities                                              15          26
                                                            _____       _____

TOTAL CURRENT LIABILITIES                                   6,546       6,630
LONG-term loans                                      4     55,892      61,102
                                                           ______      ______

TOTAL LIABILITIES                                          62,438      67,732
                                                           ______      ______
Stockholders' equity:
Common stock: 1,000 shares authorized;
100 shares of $1 par value
issued and outstanding                                          -           -
                                                           ______       _____


Retained earnings                                           1,350       1,163
                                                           ______       _____
TOTAL STOCKHOLDERS' EQUITY                                  1,350       1,163
                                                           ______       _____

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 63,788      68,895
                                                           ======      ======

                    CALPETRO TANKERS (BAHAMAS I) LIMITED

                           STATEMENT OF CASH FLOWS


                                                                Year ended
                                                               December 31,
                                                  1999       1998        1997

(US Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:

    Net income                                     187        218         283
    Adjustments to reconcile net income to
    net cash provided by operating activities:
         Amortization of discount on loans          76         76          76
         Recognition of unearned income           (76)       (76)        (76)
         Changes in assets and liabilities
          Accounts receivable                      107        104         106
          Accounts payable                        (84)       (52)        (75)
                                                  ____       ____        ____

         Net cash provided by operating activities 210        270         314
                                                  ____       ____        ____

CASH FLOWS FROM INVESTING ACTIVITIES:

    Repayment of direct finance leases           5,072      5,026       4,974
                                                 _____      _____       _____
    Net cash from investing activities           5,072      5,026       4,974
                                                 _____      _____       _____

CASH FLOWS FROM FINANCING ACTIVITIES

         Serial loans redeemed                 (5,210)    (5,210)     (5,210)
                                                 _____      _____       _____
    Net cash used in financing activities      (5,210)    (5,210)     (5,210)
                                                 _____      _____       _____
NET INCREASE IN CASH AND CASH EQUIVALENTS           72         86          78

Cash and cash equivalents at start of year       2,797      2,711       2,633
                                                 _____      _____       _____

Cash and cash equivalents at end of year         2,869      2,797       2,711
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

    (d)  DISCOUNT ON LOANS
         Discount on issue of the long-term debt which comprises the Term Loans and Serial Loans is being amortized over the respective periods to maturity of the debt as described in Note 4.

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

    (g)  REPORTING CURRENCY
         The reporting currency is United States dollars. The functional currency is United States dollars.


3.  INTEREST EXPENSE
                                                      Year ended
                                                    December 31,
                                    1999        1998         1997
                                   $ 000       $ 000        $ 000

    Long-term loans                5,079       5,458        5,828
                                  ======      ======       ======

4.  LONG-TERM LOANS
                                                1999         1998
                                               $ 000         $000
    Opening balance                           61,102       66,312
    Less:  current portion                     5,210    5,210
                                              ______       ______

    Long-term loans                           55,892       61,102
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
                 ______

                 20,840
                =======

         Interest is payable semi-annually.

              CALPETRO TANKERS (BAHAMAS I) LIMITED

                NOTES TO THE FINANCIAL STATEMENTS

                           (CONTINUED)



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

         Payment  Charter Not     Charter     Charter     Charter     Charter
            Date   Terminated  Terminated  Terminated  Terminated  Terminated
                                     2004        2006        2008        2010
                         $000        $000        $000        $000        $000

   April 1, 2004        3,355       1,700       3,355       3,355       3,355
   April 1, 2005        3,355       1,840       3,355       3,355       3,355
   April 1, 2006        3,355       2,000       1,790       3,355       3,355
   April 1, 2007        3,355       2,170       1,940       3,355       3,355
   April 1, 2008        3,355       2,360       2,110       1,830       3,355
   April 1, 2009        3,355       2,560       2,290       1,990       3,355
   April 1, 2010        3,355       2,780       2,480       2,160       1,770
   April 1, 2011        3,355       3,010       2,690       2,340       1,920
   April 1, 2012        3,355       3,270       2,920       2,540       2,080
   April 1, 2013        3,355       3,550       3,170       2,760       2,260
   April 1, 2014        3,355       3,850       3,440       2,990       2,450
   April 1, 2015        3,357      11,172      10,722      10,232       9,652
                       ______      ______      ______      ______      ______

                       40,262      40,262      40,262      40,262      40,262
                       ______      ______      ______      ______      ______
Total Long-Term
Loans                  61,102      61,102      61,102      61,102      61,102
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






Date:    June 26, 2000





















                               11
02089006.AC3