Form 20-F
period 2002-12-31
CALPETRO TANKERS BAHAMAS I LTD
filed 2003-06-30
CIK 923652

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

For the fiscal year ended      December 31, 2002
                         -------------------------------------------------------
                                      OR

[ ]          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

Commission file number           033-79220-01
                      ----------------------------------------------------------



                      CALPETRO TANKERS (BAHAMAS I) LIMITED
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)



                                     Bahamas
--------------------------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)



     Suite 4350, One International Place, Boston, Massachusetts, 02101-2624
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

   Title of each class              Name of each exchange on which registered

       None                                     Not applicable
--------------------------          --------------------------------------------


Securities registered or to be registered pursuant to section 12(g) of the Act.

                                     None
--------------------------------------------------------------------------------


Securities for which there is a reporting obligation pursuant to section 15(d) of the Act.

                                     None
--------------------------------------------------------------------------------


Indicate the number of shares outstanding of each of the registrant's classes of capital or common stock, as of the close of the period covered by the annual report.


               Common stock: 100 shares, par value of $1 per share
--------------------------------------------------------------------------------

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

                                Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:


                            Item 17 [ ] Item 18 [X]

                      CALPETRO TANKERS (BAHAMAS I) LIMITED
                          INDEX TO REPORT ON FORM 20-F

                                                                          Page
PART I

  Item 1.    Identity of Directors, Senior Management
             and Advisors ..................................................1

  Item 2.    Offer Statistics and Expected Timetable .......................1

  Item 3.    Key Information ...............................................2

  Item 4.    Information on the Company ....................................6

  Item 5.    Operating and Financial Review and Prospects .................13

  Item 6.    Directors, Senior Management and Employees ...................15

  Item 7.    Major Shareholders and Related Party transactions ............16

  Item 8.    Financial Information ........................................16

  Item 9.    The Offer and Listing ........................................16

  Item 10.   Additional Information .......................................17

  Item 11.   Quantitative and Qualitative Disclosures
             about Market Risk ............................................18

  Item 12.   Description of Securities Other than
             Equity Securities ............................................19

PART II

  Item 13.   Defaults, Dividend Arrearages and Delinquencies ..............19

  Item 14    Material Modifications to the Rights of Security
             Holders and Use of Proceeds ..................................20

  Item 15.   Controls and Procedures ......................................19

  Item 16.   Reserved .....................................................20

PART III

  Item 17    Financial Statements .........................................20

  Item 18.   Financial Statements .........................................20

  Item 19.   Exhibits .....................................................20

  Signatures ..............................................................23

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

CalPetro Tankers (Bahamas I) Limited (the "Company") desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The selected statement of operations and retained earnings data of the Company with respect to the fiscal years ended December 31, 2002, 2001 and 2000, and the selected balance sheet data at December 31, 2002 and 2001, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations and retained earnings data with respect to the years ended December 31, 1999 and 1998 and the selected balance sheet data at December 31, 2000, 1999 and 1998 have been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in US dollars.

                                       Year ended December 31,
                                       -----------------------

                            2002       2001       2000       1999       1998
                            ----------------------------------------------------
                             (U.S. Dollars in thousands except per share data)

 Statement of
 operations and
 retained earnings data
 Net operating revenues      4,093      4,534      4,970      5,392      5,815
 Net income                     38         83        152        187        218
 Per share data:

 Dividends per share             -          -          -          -          -

 Balance sheet data:
 Total assets               48,059     53,327     58,656     63,788     68,895
 Long term  liabilities(1)  45,472     50,682     55,892     61,102     66,312
 Stockholder's equity        1,623      1,585      1,502      1,350      1,163

----------
(1) Includes current portion.

Risk Factors

Please note: In this section, "we", "us" and "our" all refer to the Company.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates, which may adversely affect our earnings

Our vessel (the "Vessel") is currently operated under a bareboat charter (the "Charter") to Chevron Transport Corporation (the "Initial Charterer"). The Charter has a term expiring on April 1, 2015 subject to the fact that the Initial Charterer has an option to terminate the Charter earlier on four specified dates. The first option to terminate is on April 1, 2003, and then on each of the three subsequent two-year anniversaries thereof. Notice of the intention to exercise the option to terminate the Charter must be given at least twelve months in advance for the first Optional Termination Date and seven months in advance for subsequent Optional Termination Dates.

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

Because our Charter may be terminated in April 2005, we may incur additional expenses and not be able to recharter our Vessel profitably

CalPetro Tankers (Bahamas I) Limited (the "Company") was incorporated in the Bahamas on May 13, 1994 together with three other companies: CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (Bahamas III) Limited, each of which is incorporated in the Bahamas, and CalPetro Tankers (IOM) Limited, which is incorporated in the Isle of Man (together the "Owners"). Each of the Owners was organized as a special purpose company for the purpose of acquiring one of four Suezmax oil tankers from Chevron Transport Corporation. California Petroleum Transport Corporation, a Delaware corporation, acting as agent on behalf of the Companies, issued as full recourse obligations $167,500,000 Serial First Preferred Mortgage Notes and $117,900,000 8.52% First Preferred Mortgage Notes due 2015 (together the "Notes"). The proceeds from the sale of the Notes were applied by way of long-term loans, being Serial Loans in respect of the Serial First Preferred Mortgage Notes and Term Loans in respect of the First Preferred Mortgage Notes due 2015, to the Owners to fund the acquisition of the Vessels from the Chevron Transport Corporation. The Company was allocated $41,410,000 of the Serial Loans and $40,262,000 of the Term Loans and acquired its Vessel, the CYGNUS VOYAGER (formerly Samuel Ginn).

Chevron Transport Corporation has its first option to terminate its Charter on April 1, 2003 and on each of the three subsequent two-year anniversaries thereof. Chevron Transport Corporation has the sole discretion to exercise these options and will not owe any fiduciary or other duty to the holders of the Notes in deciding whether to exercise the termination options, and the Initial Charterer's decision may be contrary to our interests or those of the holders of the Notes. Notice of the intention to exercise the option to terminate must be given at least twelve months in advance for the first Optional Termination Date and seven months in advance for subsequent Optional Termination Dates. The Company has not received any notification from Chevron Transport Corporation of their intention to terminate the charter on April 1, 2003; therefore the Charter remains in place with the next Optional Termination Date being April 1, 2005.

We cannot predict at this time any of the factors that the Initial Charterer will consider in deciding whether to exercise any of its termination options under the Charter. It is likely, however, that the Initial Charterer would consider a variety of factors, which may include whether a vessel is surplus or suitable to the Initial Charterer's requirements and whether competitive charterhire rates are available in the open market at that time.

In the event Chevron Transport Corporation does terminate the Charter, we will attempt to arrange a replacement charter, or may sell the Vessel. Replacement charters may include shorter-term time charters and employing the Vessel on the spot charter market (which is subject to greater fluctuation than the time charter market). Any replacement charter may bring us lower charter rates and would likely require us to incur greater expenses which may reduce the amounts available, if any, to pay principal and interest on the Notes.

We operate in the highly competitive international tanker market which could affect our position at the end of our current Charter and if Chevron Transport Corporation terminates its Charter earlier

The operation of tanker vessels and transportation of crude and petroleum products is an extremely competitive business. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. During the term of our existing
Charter with Chevron Transport Corporation we are not exposed to the risk associated with this competition. At the end of our current Charter and in the event that Chevron Transport Corporation terminates the charter in April 2005 or at any subsequent optional termination date, we will have to compete with other tanker owners, including major oil companies as well as independent tanker companies for charters. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in our achieving lower revenues from our Suezmax oil tanker.

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

We may not have adequate insurance in the event existing charters are not renewed

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labour strikes. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. Under the Charter, Chevron Transport Corporation bears all risks associated with the operation of our Vessel including the total loss of the Vessel. However, we cannot assure holders of the Notes that we will adequately insure against all risks at the end of the Charter or in the event the Charter is terminated. We may not be able to obtain adequate insurance coverage at reasonable rates for our Vessel in the future and the insurers may not pay particular claims.

We are highly dependent on Chevron Transport Corporation and Chevron Corporation

We are highly dependent on the due performance by Chevron Transport Corporation of its obligations under the Charter and by its guarantor, Chevron Corporation, of its obligations under its guarantee. A failure by Chevron Transport Corporation or Chevron Corporation to perform their obligations could result in our inability to service the Serial and Term Loans. If the Notes holders had to enforce the mortgages securing the Notes, they may not be able to recover the principal and interest owed to them.

We may not be able to pay down our debt in the future, which could result in the loss of our vessel

We currently must dedicate a large portion of our cash flow from operations to satisfy our debt service obligations. Our ability to pay interest on, and other amounts due in respect of, our Serial and Term Loans will depend on our future operating performance, prevailing economic conditions and financial, business and other factors, many of which are beyond our control. There can be no assurance that our cash flow and capital resources will be sufficient for payment of our indebtedness in the future. If we are unable to service our indebtedness or obtain additional financing, as needed, this could have a material adverse effect on the holders of the Notes.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings

A government could requisition for title or seize the Vessel. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition the Vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charter at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of the Vessel would negatively impact our revenues.

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2002, we had $45.5 million in total indebtedness outstanding and stockholders' equity of $1.6 million. The degree to which we are leveraged could have important consequences for the holders of the Notes, including:

--our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited;

--we must dedicate a substantial portion of our cash flow from operations to the payment of interest on our Serial and Term Loans and any future indebtedness, which reduces the funds available to us for other purposes;

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

Item 4. Information on the Company

The Company

CalPetro Tankers (Bahamas I) Limited (the "Company") was incorporated in the Bahamas on May 13, 1994 together with two other companies: CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (Bahamas III). In addition, CalPetro Tankers (IOM) Limited was incorporated in the Isle of Man. Together these companies are referred to as the "Owners". Each of the Owners was organized as a special purpose company for the purpose of acquiring one of four oil tankers (each a "Vessel", together the "Vessels") from Chevron Transport Corporation. California Petroleum Transport Corporation, a Delaware corporation, acting as agent on behalf of the Owners, issued as full recourse obligations $167,500,000 Serial First Preferred Mortgage Notes and $117,900,000 8.52% First Preferred Mortgage Notes due 2015 (together the "Notes"). The proceeds from the sale of the Notes were applied by way of long-term loans, being Serial Loans in respect of the Serial First Preferred Mortgage Notes and Term Loans in respect of the First Preferred Mortgage Notes due 2015, to the Owners to fund the acquisition of the Vessels from the Chevron Transport Corporation. The Company was allocated $41,410,000 of the Serial Loans and $40,262,000 of the Term Loans and acquired its Vessel, the CYGNUS VOYAGER (formerly Samuel Ginn), as described below. The Company engages in no business other than the ownership and chartering of its Vessel and activities resulting from or incidental to such ownership and chartering.

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

Pursuant to a share purchase agreement dated December 23, 1998, as amended on March 4, 1999, Frontline sold, effective July 1, 1999, all of the issued and outstanding shares of ITC to Hemen Holding Limited, a Cyprus company ("Hemen"). Hemen is the principal shareholder of Frontline and is indirectly controlled by Mr. John Fredriksen, the Chairman and Chief Executive Officer of Frontline.

Overview of the Business

The Company's Vessel is a 150,000-deadweight tonne ("dwt") Suezmax oil tanker, called the CYGNUS VOYAGER (formerly Samuel Ginn), which was acquired from Chevron Transport Corporation. Suezmax tankers are medium-sized vessels ranging from approximately 120,000 to 200,000 dwt, and of maximum length, breadth and draft capable of passing fully loaded through the Suez Canal. The Vessel has been chartered back to Chevron Transport Corporation. The Charter has a term expiring on April 1, 2015; subject to the Initial Charterer's right to terminate the Initial Charter on certain specified dates. The Initial Charterer is principally engaged in the marine transportation of oil and refined petroleum products. The Initial Charterer's primary transportation routes are from the Middle East, Indonesia, Mexico, West Africa and the North Sea to ports in the United States, Europe, the United Kingdom and Asia. Chevron Transport has advised the Company that it expects to use the Vessel worldwide as permitted under the Charter. The obligations of the Initial Charterer under the Charter are guaranteed by Chevron Corporation, a major international oil company, pursuant to a guarantee (the "Chevron Guarantee"). The Initial Charterer is an indirect, wholly-owned subsidiary of Chevron.

The Vessel is a double-hull oil carrier of approximately 150,000 dwt and is presently registered under the Bahamian flag. The Vessel was constructed under the supervision of the Initial Charterer and designed to the Initial Charterer's specifications to enhance safety and reduce operating and maintenance costs, including such features as high performance rudders, extra steel (minimal use of high tensile steels), additional fire safety equipment, redundant power generation equipment, extra coating and electrolytic corrosion monitoring and protection systems, additional crew quarters to facilitate added manning and a double-hull design patented by one of Chevron Corporation's subsidiaries. The builder of CYGNUS VOYAGER (formerly Samuel Ginn) was Ishikawajima Harima Heavy Industries Co., Ltd.

The Management

On March 31, 1999, P.D.Gram & Co. A.S. resigned as Manager and Barber Ship Management resigned as Technical Advisor. On the same date each was replaced by Frontline, pursuant to an assignment of the Management Agreement.

The Initial Charterer may elect to terminate the Charter on specified termination dates commencing in 2003. If the Charter is terminated by the Initial Charterer, the Manager (Frontline), acting on behalf of the Company, will attempt to find an acceptable replacement charter for the Vessel. If an acceptable replacement charter is commercially unavailable, the Manager will solicit bids for the sale or recharter of the Vessel. The Manager's ability to obtain an acceptable replacement charter, to sell the Vessel or recharter the Vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of the Vessel compared with other vessels available at the time.

The International Tanker Market

International sea borne oil and petroleum products transportation services are mainly provided by two types of operator: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. Both types of operators transport oil under short-term contracts (including single-voyage "spot charters") and long-term time charters with oil companies, oil traders, large oil consumers, petroleum product producers and government agencies. The oil companies own, or control through long-term time charters, approximately one third of the current world tanker capacity, while independent companies own or control the balance of the fleet. The oil companies use their fleets not only to transport their own oil, but also to transport oil for third-party charterers in direct competition with independent owners and operators in the tanker charter market.

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

     -    changes in sea borne and other transportation patterns

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

The shipping industry is highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, freight and charterhire rates are strongly influenced by the supply and demand for shipping capacity. The charter rates for Suezmax tankers started to decline in the second half of 2001 as a result of a general slowdown in the global economy and reduction of OPEC oil production. The negative trend continued into 2002 and rates remained below USD 20,000 per day through a large part of the year. Rates finally started to improve at the beginning of the 4th quarter and ended the year at above USD 50,000 per day. In spite of the rate improvement in the last quarter average time charter equivalent spot earnings for the year came out just below USD 20,000 per day compared to just over USD 30,000 per day in 2001. Several factors contributed to improving rates in the late part of the year including increased seasonal demand and increased oil consumption in the Asian region, but the main reason for the rate spike in the last months of the year was the strike in Venezuela. The loss of exports from Venezuela, especially into the United States, required replacement oil from more distant sources resulting in increased tonnage demand. The strong market continued in January 2003. The weak market in 2001 and 2002 resulted in scrapping of 48 elderly Suezmaxes in the two years.

There is no guarantee that Suezmax rates would be sufficient to meet the debt service required if the bareboat charters entered into with Chevron are not extended. Spot market rates are volatile and generally linked to global economic development and especially demand for oil but also to political events affecting oil producing countries.

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

The Vessel will be maintained during the term of the Charter by the Initial Charterer in accordance with good commercial maintenance practice commensurate with other vessels in the Initial Charterer's fleet of similar size and trade, as required by the Charter. The Charter requires the Initial Charterer to return the Vessel on termination of the Charter "in class" under the rules of the American Bureau of Shipping (or another classification society previously approved by the Company). In addition, the Company has the right to inspect the Vessel and to require surveys upon redelivery, and the Initial Charterer will be responsible for making or compensating the Company for certain necessary repairs in connection with such redelivery.

Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, environmental mishaps, cargo and property losses or damage and business interruptions caused by adverse weather and ocean conditions, mechanical failures, human error, political action in various countries, war, terrorism, piracy, labour strikes and other circumstances or events. Pursuant to the Charter, the Vessel may be operated through the world in any lawful trade for which the Vessel is suitable, including carrying oil and its products. In the past, political conflicts in many regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to acts of terrorism and piracy. In addition, the carriage of petroleum products is subject to the risk of spillage and leakage. Any such event may result in increased costs or the loss of revenues or assets, including a Vessel.

Under the Charter, the Initial Charterer is entitled to self-insure against marine and war risks relating to the Vessel and against protections and indemnity risks relating to the Vessel during the term of the Charter and, accordingly, purchasers of the Notes cannot rely on the existence of third-party insurance. There can be no assurance that all risks will be adequately insured against, that any particular loss will be covered or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, stricter environmental regulations may result in increased costs for, or the lack of availability or, insurance against the risks of environmental damage or pollution.

The Initial Charterer will, pursuant to the Charter, indemnify the Company from damages arising from a failure to maintain any financial responsibility requirements whether relating to oil or other pollution damage. The Initial Charterer will also indemnify the Company to the extent losses, damages or expenses are incurred by the Company relating to oil or other pollution damage as a result of the operation of the Vessel by the Initial Charterer.

Environmental and Other Regulations

International conventions and national, state and local laws and regulations of the jurisdictions where our tanker operates or is registered significantly affect the ownership and operation of our tanker. We believe we are currently in substantial compliance with applicable environmental and regulatory laws regarding the ownership and operation of our tanker. However, because existing laws may change or new laws may be implemented, we cannot predict the ultimate cost of complying with all applicable requirements or the impact they will have on the resale value or useful lives of our tanker. Future non-compliance could require us to incur substantial costs or to temporarily suspend operation of our tanker.

We believe the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and creating an increasing demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for our tanker that emphasizes operational safety, quality maintenance, continuous training of our crews and officers and compliance with United States and international regulations. Our tanker is subject to scheduled and unscheduled inspections by a variety of governmental and private entities, including local port authorities, classification societies, flag state administration or country of registry, and charterers, particularly terminal operators and major oil companies, which conduct frequent vessel inspections. Each of these entities may have unique requirements that we must comply with.

Environmental Regulation--IMO.

The United Nation's International Maritime Organization, or IMO, has adopted regulations that set forth pollution prevention requirements for tankers. These regulations, which have been implemented in many jurisdictions in which our tanker operates, provide, in part, that:

     o 25-year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

          (1) they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

          (2) they are capable of hydrostatically balanced loading, which means that they are loaded in such a way that if the hull is breached, water flows into the tanker, displacing oil upwards instead of into the sea

     o 30-year old tankers must be of double-hull construction or mid-deck design with double-sided construction.

Also under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction, or be of another approved design ensuring the same level of protection against oil pollution, if the tanker:

     o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

     o commences a major conversion or has its keel laid on or after January 6, 1994; or

     o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

The IMO recently adopted regulations that require the phase-out of most single hull tankers by 2015 or earlier, depending on the age of the vessel and whether or not it complies with requirements for protectively located segregated ballast tanks. Under these new regulations, which became effective in September 2002, the maximum permissible age for tankers after 2007 will be 26 years. The new regulations also provide for increased inspection and verification requirements. Our tanker is double hulled and therefore complies with the new IMO regulations.

The IMO's International Safety Management Code, or ISM Code, also affects our operations. The ISM Code requires the party with operational control of a vessel to develop a safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. Our vessel manager is certified as an approved ship manager under the ISM Code.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with ISM Code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code. Our tanker has received its safety management certificate.

Non-compliance with the ISM Code and other IMO regulations may subject the vessel owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in a tankers denial of access to, or detention in, some ports. Both the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on the operation of oil tankers. As a result of the oil spill in November 2002 from the loss of the m.t. Prestige, it is likely that more stringent maritime safety rules will be imposed by the IMO and other regulatory agencies in the future. The m.t. Prestige was a 26-year-old single hulled tanker owned and operated by a company that is not affiliated with us.

Environmental Regulation--OPA/CERCLA

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which also impacts our operations, applies to the discharge of hazardous substances whether on land or at sea.

Under OPA, vessel owners, operators and bareboat or "demise" charterers are "responsible parties" who are liable regardless of fault, individually and as a group, for all containment costs, clean-up costs and for other damages arising from oil spills from their vessels. These other damages may include injury to natural resources and real and personal property, loss of subsistence use of natural resources, the loss of taxes, rents, royalties, profits and earnings capacity resulting from an oil spill and the cost of public services necessitated by an oil spill. These "responsible parties" are not liable under OPA if the spill results solely from the act or omission of a third party, an act of God or an act of war. OPA limits a responsible party's liability to the greater of $1,200 per gross ton or $10 million per vessel over 3,000 gross tons, subject to adjustment for inflation.

CERCLA, which applies to owners and operators of vessels, contains a liability regime similar to OPA and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or wilful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to co-operate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our tanker will call.

OPA requires owners and operators of vessels to establish and maintain with the Coast Guard evidence of financial responsibility sufficient to meet the limit of their aggregate potential strict liability under OPA and CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker must demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA/CERCLA. Owners or operators of tankers operating in the waters of the U.S. must also file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans.

Under OPA, with limited exceptions, all newly built or converted tankers operating in U.S. waters must be built with double-hulls. Existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period beginning in 1995 based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or unloading with the aid of another vessel, a process referred to as "lightering," within authorized lightering zones more than 60 miles offshore.

Environmental Regulation--Other

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. Under these conventions, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defences. Under an amendment that will come into effect November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.1 million plus $858 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $122.1 million. The current maximum amount is approximately $81.2 million. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance covers the liability under the plan adopted by the IMO.

The European Union is considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; (2) provide the European Commission with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and
(3) accelerate the phasing in of double-hull tankers on the same schedule as that required under OPA. The European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single-hull tankers in line with the schedule adopted by the IMO. Italy announced a ban of single-hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001.

In addition, most U.S. states that border a navigable waterway have enacted laws that impose strict liability for clean-up costs and damages resulting from a discharge of oil or a release of a hazardous substance. As permitted by OPA, these state laws may provide for unlimited liability for oil spills occurring within their boundaries.

Organisational Structure

As described above, and also in Item 7. Major Shareholders and Related Party Transactions, the Company is a wholly owned subsidiary of California Tankers International Limited, a company organized under the laws of the Bahamas, which is a wholly-owned subsidiary of ITC. Hemen ultimately controls the Company as described in more detail in Item 4.

Property, Plants and Equipment

Other than the Vessel described above, the Company does not have any property.

Item 5. Operating and Financial Review and Prospects

Operating results

Year ended December 31, 2002 compared with the year ended December 31, 2001

Total Revenues

Finance lease interest income for the year ended December 31, 2002 amounted to $3,921,000, compared with $4,356,000 for the year ended December 31, 2001.
Interest income has fallen in line with expectations. As the value of the finance lease falls on an annual basis, so does the interest received on the finance lease.

Expenses

Interest payable on the Term and Serial Loans amounted to $3,921,000 for the year ended December 31, 2002. The amortization of discount on loans for the period amounted to $76,000. The Company amortises the discount over the life of the Term and Serial Loans. The corresponding figures for the period to December 31, 2001 were $4,311,000 and $76,000, respectively. Interest payable has fallen in line with expectations, with interest payable falling in line with the loan outstanding in the year.

Year ended December 31, 2001 compared with the year ended December 31, 2000

Total Revenues

Finance lease interest income for the year ended December 31, 2001 amounted to $4,356,000, compared with $4,788,000 for the year ended December 31, 2000.
Interest income has fallen in line with expectations. As the value of the finance lease falls on an annual basis, so does the interest received on the finance lease.

Expenses

Interest payable on the Term and Serial Loans amounted to $4,311,000 for the year ended December 31, 2001. The amortization of discount on loans for the period amounted to $76,000. The Company amortises the discount over the life of the Term and Serial Loans. The corresponding figures for the period to December 31, 2000 were $4,697,000 and $76,000, respectively. Interest payable has fallen in line with expectations, with interest payable falling in line with the loan outstanding in the year.

Liquidity and Capital Resources

As set forth above, revenues from the Charter are sufficient to pay the Company's obligations under the Term and Serial Loans. The Initial Charterer may elect to terminate the Charter on specified termination dates commencing in 2003. If the Charter is terminated by the Initial Charterer, the Manager, acting on behalf of the Company, will attempt to find an acceptable replacement charter for the Vessel. If an acceptable replacement charter is commercially unavailable, the Manager will solicit bids for the sale or recharter of the Vessel. The Manager's ability to obtain an acceptable replacement charter, to sell the Vessel or recharter the Vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of the Vessel compared with other vessels available at the time.

Critical Accounting Policies

The Company's principal accounting policies are described in Note 2 to the financial statements, which is included in Item 18 of this Form 20-F. The most critical accounting policies include:

     o    Accounting for financing leases as lessor

     o    Revenue and expense recognition

Trend Information

It is expected that as the Vessel ages, the charter income will be reduced. In line with this effect, the interest payable on the Serial and Term Loans financing the ship will also be reduced as the principal is repaid. Thus, there is a consistent reduction in income, expenses and net assets employed by the Company. However the company will continue to remain profitable and cash flows will be adequate to service the debt load. Clearly there will always be some uncertainty within the business because of the nature of the tanker business but over the past life of the company the charter rates have been at a level such that the company has made profits. The structure of debt and charterhire agreements, including provision for early termination, provides the company with a clear future.

Recently Issued Accounting Standards

In June 2001, the U.S. Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," (SFAS 141) which requires the application of the purchase method in accounting for business combinations including the identification of the acquiring enterprise for each transaction. SFAS 141 applies to all business combinations initiated after June 30, 2001 and all business combinations accounted for by the purchase method that are completed after June 30, 2001. The adoption of SFAS No. 141 by the Company did not have any impact on the Company's financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. The adoption of SFAS 142 by the Company on January 1, 2002 did not have any impact on the Company's financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for the Asset Retirement Obligations" (SFAS 143). Under SFAS 143, an entity shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability shall be recognized when a reasonable estimate of fair value can be made. Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. An entity shall subsequently allocate that asset retirement cost to expense using a systematic and rational method over its useful life. SFAS No. 143 is effective for fiscal years beginning after December 15, 2002. Management does not expect that the adoption of SFAS 143 on January 1, 2003 will have a material effect on the Company's financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS 144 on January 1, 2002 did not have any impact on the Company's financial statements.

In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). Fin 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. Management believes that adoption of the recognition and measurement provisions of FIN 45 will not have a material impact on its financial statements.

In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Management believes that adoption of FIN 46 will not have a material impact on its financial statements.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers of CalPetro Tankers (Bahamas I) Limited

                              Age   Position
                              ---   --------

Tor Olav Troim                40    Director and President
Kate Blankenship              38    Director and Secretary

Tor Olav Troim has been a Director of CalPetro Tankers (Bahamas I) Limited since 1998. Mr. Troim serves as a Director and Vice President of Frontline Ltd. Mr. Troim also serves as a director of Knightsbridge Tankers Limited, Northern Offshore Ltd, Golar LNG Limited (all Bermudian public listed companies) , Northern Oil ASA and Aktiv Inkasso ASA (both Norwegian public listed companies).

Kate Blankenship has been a Director of CalPetro Tankers (Bahamas I) Limited since 1998. Mrs. Blankenship is Chief Accounting Officer and Secretary of Frontline Ltd. Prior to joining Frontline she was a Manager with KPMG Peat Marwick in Bermuda. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales.

Compensation

During the year ended December 31, 2002, the Company paid to its directors and officers total compensation of $nil.

Board Practices

The directors have no fixed date of expiry of their term of office. The details of their service are shown above. The directors have no entitlement to any benefits on termination of their office.

The Company has neither an audit nor a remuneration committee.

Employees

There are no employees apart from the directors detailed above.

Share Ownership

The directors have no interest in the share capital of the Company, nor do they have any arrangements for involvement in the company's capital.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The Company is a wholly owned subsidiary of California Tankers International Limited, a company organized under the laws of the Bahamas, which is a wholly-owned subsidiary of ITC. Hemen ultimately controls the Company as described in more detail in Item 4. All the issued and outstanding shares of capital stock of the Company are beneficially owned by ITC and have been pledged to the Chase Manhattan Trust Company of California (the "Collateral Trustee") as part of the collateral for the Notes. ITC has full voting control over the Company subject to the rights of the Collateral Trustee.

Significant changes in ownership have been disclosed in Item 4, there are no known arrangements that may lead to a change in control of the Company.

Related Party Transactions

CalPetro Holdings Limited, as disclosed in Item 4, beneficially owns the Serial and Term Loans. In addition Frontline Ltd, a company related by common control, manages the Company. In 2002, $67,778 was paid to Frontline Ltd for management of the Owners.

Item 8. Financial Information

Consolidated Financial Statements and Notes

See Item 18 below.

Item 9. The Offer and Listing

Not applicable.

Item 10. Additional Information

Memorandum and Articles of Association

The Company is No. 23065B in the Bahamian register.

Directors may be interested in company transactions but such interest should be disclosed to the other directors or company members prior to agreement by the board or company meeting as appropriate. The director concerned may not vote on the transaction. The directors may borrow on behalf of the Company as they think fit. There are no stated age limits for directors and directors need not be stockholders. They do not retire by rotation.

All shares issued are unclassified, there is no authorisation in force to issue other classes of share. Consequently all shares have equal entitlement to voting rights, dividends, profit shares and other rights and duties. Should any dividend be declared and not claimed the directors may, after a period of three years, resolve that such dividends are forfeit for the benefit of the company. There are no provisions for changes to the rights of stockholders contained in the articles, except that by resolution of the directors the authorised capital may be increased and that the company may divide or combine shares within the same class.

Company meetings may be convened by the directors or held on request of members holding 50% of the voting shares. Annual meetings are held according to Bahamian law. Members, their properly appointed proxies and corporate members representatives are entitled to attend.

There are no limits to ownership of Company securities or to the exercise of voting rights. Disclosure of ownership is governed by Bahamian law and any laws operative in the jurisdictions pertaining to the owners of the securities. The directors of the company may, without giving a reason, decline to register a transfer of shares.

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

None of the Company's Articles of Association, Memorandum of Association or any other document, nor any Bahamian law nor, to the knowledge of the Company, any foreign law, imposes limitations on the right of non-residents or foreign owners to hold the Company's shares of common stock.

Taxation

No Bahamian income or withholding taxes are imposed on the payment by the Company of any principal or interest to any holder of Notes who is either an individual citizen or resident of the United States or an entity formed under the laws of the United States. There is no income tax treaty currently in effect between the United States and Bahamas.

Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website
(http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the office of the Manager at Par-la-Ville Place 4th Floor, 14 Par-la-Ville Road, Hamilton, Bermuda and at Suite 4350 One International Place, Boston, Massachusetts.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Quantitative information about market risk

Quantitative information about market risk instruments at December 31, 2002 is as follows:

i) Serial Loans:

The principal balances of the Serial Loans bear interest at 7.55% and mature over a one-year period beginning April 1, 2003. The loans are reported net of the related discounts, which are amortized over the term of the loans. The outstanding serial loans have the following characteristics:

                                                     Principal due
 Maturity date                       Interest rate   ($ 000's)
 -------------                       -------------   ---------

 April 1, 2003                       7.55%           5,210

ii) Term Loans:

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable on April 1 and October 1. Principal is repayable on the Term Loans in accordance with a twelve-year sinking fund schedule.

The table below provides the revised scheduled sinking fund redemption amounts and final principal payment of the Allocated Principal Amount of the Term Loans following termination of the related Initial Charter on each of the optional termination dates.


 Scheduled      Charter not    Charter      Charter      Charter     Charter
 payment date   terminated     terminated   terminated   terminated  terminated
                               2004         2006         2008        2010
                   $'000       $'000        $'000        $'000       $'000
--------------------------------------------------------------------------------
 April 1, 2004     3,355       1,700        3,355        3,355       3,355
 April 1, 2005     3,355       1,840        3,355        3,355       3,355
 April 1, 2006     3,355       2,000        1,790        3,355       3,355
 April 1, 2007     3,355       2,170        1,940        3,355       3,355
 April 1, 2008     3,355       2,360        2,110        1,830       3,355
 April 1, 2009     3,355       2,560        2,290        1,990       3,355
 April 1, 2010     3,355       2,780        2,480        2,160       1,770
 April 1, 2011     3,355       3,010        2,690        2,340       1,920
 April 1, 2012     3,355       3,270        2,920        2,540       2,080
 April 1, 2013     3,355       3,550        3,170        2,760       2,260
 April 1, 2014     3,355       3,850        3,440        2,990       2,450
 April 1, 2015     3,357      11,172       10,722       10,232       9,652
--------------------------------------------------------------------------------
                  40,262      40,262       40,262       40,262      40,262

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


Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a) Evaluation of disclosure controls and procedures.

Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's manager Frontline Ltd, including the Company's President and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the President and principal financial officer concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

(b) Changes in internal controls

There have been no significant changes in our internal controls or in other factors that could have significantly affected those controls subsequent to the date of our most recent evaluation of internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16. Reserved

                                    PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements and notes, together with the report of Ernst & Young, Independent Auditors thereon, are filed as part of this annual report

                                                                    Page

   Report of Independent Auditors                                    F-1

   Statements of Operations and Retained Earnings
   for the Years Ended December 31, 2002, 2001 and 2000              F-2

   Balance Sheets as of December 31, 2002 and 2001                   F-3

   Statements of Cash Flows for the Years Ended                      F-4
   December 31, 2002, 2001 and 2000

   Notes to Financial Statements                                     F-5


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

10.1* Powers of Attorney for directors and certain officers of CalPetro Tankers (Bahamas I) Limited, incorporated by reference to Exhibit 24.1 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro
Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

99.1 Certification  of the Company's  Principal  Executive  Officer  pursuant to
     Section 302 of the Sarbanes-Oxley Act of 2002.

99.2 Certification  of the Company's  Principal  Financial  Officer  pursuant to
     Section 302 of the Sarbanes-Oxley Act of 2002.

99.3 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


* Incorporated by reference to the filing indicated.

                                   SIGNATURES

Subject to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                      CalPetro Tankers (Bahamas I) Limited



                              /s/ Kate Blankenship
                              --------------------
                                  Kate Blankenship
                                      Director
                              (Chief Financial Officer)


Date: June 30, 2003

Report of Independent Auditors


To the Board of Directors
CalPetro Tankers (Bahamas I) Limited


We have audited the accompanying balance sheets of CalPetro Tankers (Bahamas I) Limited as of December 31, 2002 and 2001, and the related statements of operations and retained earnings, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalPetro Tankers (Bahamas I) Limited at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.



Ernst & Young
Chartered Accountants



Douglas, Isle of Man
June 30, 2003

CalPetro Tankers (Bahamas I) Limited
Statements of Operations and Retained Earnings
(in thousands of US$)

                                                Year       Year       Year
                                                ended      ended      ended
                                                December   December   December
                                                31, 2002   31, 2001   31, 2000
                                                --------   --------   --------
Revenues
     Finance lease interest income                3,921       4,356       4,788
     Bank interest income                            96         102         106
     Recognition of unearned income                  76          76          76
--------------------------------------------------------------------------------
     Net operating revenues                       4,093       4,534       4,970
--------------------------------------------------------------------------------
Expenses
     General and administrative
     expenses                                       (58)        (64)        (45)
     Amortization of loan discount                  (76)        (76)        (76)
     Interest expense                            (3,921)     (4,311)     (4,697)
                                                 (4,055)     (4,451)     (4,818)
--------------------------------------------------------------------------------
Net income                                           38          83         152
================================================================================
Retained  earnings at the start of the year       1,585       1,502       1,350
--------------------------------------------------------------------------------
Retained  earnings  at  the  end of the year      1,623       1,585       1,502
================================================================================




See accompanying Notes to the Financial Statements

CalPetro Tankers (Bahamas I) Limited
Balance Sheets
(in thousands of US$)

                                                         As at      As at
                                                         December   December
                                                         31, 2002   31, 2001
                                                         --------   --------
Assets
     Current assets:
     Cash and cash equivalents                            2,932      2,905
     Current  portion of net investment
     in finance lease                                     4,352      5,209
     Interest receivable                                    925      1,034
     Other current assets                                    69         46
--------------------------------------------------------------------------------
     Total current assets                                 8,278      9,194
================================================================================
     Net investment in finance  lease,
     less current portion                                39,365     43,640
     Loan discount, net of amortization                     416        493
--------------------------------------------------------------------------------
     Total assets                                        48,059     53,327
================================================================================

Liabilities and stockholder's equity
     Current liabilities:
     Accrued interest                                       956      1,053
     Current portion of serial loans                      5,210      5,210
     Other current liabilities                                8          7
--------------------------------------------------------------------------------
     Total current liabilities                            6,174      6,270
     Long-term loans                                     40,262     45,472
--------------------------------------------------------------------------------
     Total liabilities                                   46,436     51,742
================================================================================
     Stockholder's equity:
     Common  stock:  100  shares  of $1
     par value                                                -          -
     Retained earnings                                    1,623      1,585
--------------------------------------------------------------------------------
     Total stockholder's equity                           1,623      1,585
--------------------------------------------------------------------------------
     Total liabilities  and
     stockholder's equity                                48,059     53,327
================================================================================


See accompanying Notes to the Financial Statements

CalPetro Tankers (Bahamas I) Limited
Statements of Cash Flows
(in thousands of US$)

                                                Year       Year       Year
                                                ended      ended      ended
                                                December   December   December
                                                31, 2002   31, 2001   31, 2000
                                                --------   --------   --------

Cash flows from operating activities:
     Net income                                       38         83         152
     Adjustments to reconcile   net
     income  to net  cash  provided  by
     operating activities:
         Amortization of discount on loans            76         76          76
         Recognition of unearned income              (76)       (76)        (76)
         Changes in assets and liabilities:
           Decrease in interest receivable           109        109         107
           Increase in other  current assets         (23)         -           -
           Decrease in accrued interest payable      (97)      (199)        (69)
           Increase in other current liabilities       1         (3)         (5)
--------------------------------------------------------------------------------
     Net cash provided by operating activities        28        (10)        185
--------------------------------------------------------------------------------
Cash flows from investing activities:
     Finance lease payments received               5,209      5,163       5,118
--------------------------------------------------------------------------------
     Net  cash  provided  by  investing
     activities                                    5,209      5,163       5,118
--------------------------------------------------------------------------------
Cash flows from financing activities:
     Repayments of Serial Loan                    (5,210)    (5,210)     (5,210)
--------------------------------------------------------------------------------
     Net   cash   used   in   financing
     activities                                   (5,210)    (5,210)     (5,210)
--------------------------------------------------------------------------------
Net increase /  (decrease)  in cash and
cash equivalents                                      27        (57)         93
Cash and cash  equivalents  at start of
the year                                           2,905      2,962       2,869
--------------------------------------------------------------------------------
Cash  and  cash  equivalents  at end of
the year                                           2,932      2,905       2,962
================================================================================

Supplemental disclosure of cash flows information:

Interest paid                                      4,018      4,510       4,896


See accompanying Notes to the Financial Statements.

CalPetro Tankers (Bahamas I) Limited
Notes to the Financial Statements


1.   Basis of Preparation

The Company was incorporated in the Bahamas on May 13, 1994 with two other entities: CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (Bahamas
III) Limited and CalPetro Tankers (IOM) Limited, in addition to CalPetro Tankers
(IOM), which is incorporated in the Isle of Man. Each of the entities (the "Owners") has been organized as a special purpose company for the purpose of acquiring one of four oil tankers (each a "Vessel", together the "Vessels") from Chevron Transport Corporation (the "Initial Charterer") and for which long-term charter agreements have been signed with the Initial Charterer. California Petroleum Transport Corporation acting as agent on behalf of the Owners issued as full recourse obligations Term Mortgage Notes and Serial Mortgage Notes (the Serial and Term Loans), and subsequently loaned the proceeds to the Owners to fund the acquisition of the Vessels from the Initial Charterer.

The charter agreements with the Initial Charterer are expected to provide sufficient payments to cover the Owners' obligations under the Serial and Term Loans due to California Petroleum Transport Corporation. The Initial Charterer can terminate a charter at specified dates prior to the expiration of the charter, provided it provide notification at least 12 months prior so such termination date and make a Termination Payment. The Owners only source of funds with respect to the Serial and Term Loans is payments from the Initial
Charterer, including Termination Payments. The Owners do not have any other source of funds for payment of the Serial and Term Loans.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

2.   Principal Accounting Policies

A summary of the Company's accounting policies is set out below.

     (a)  Financing lease and revenue recognition

          The long-term charter agreement between the Company and the Initial Charterer subsequently transfers to the Initial Charterer all the risks and rewards associated with ownership, other than legal title, and contain bargain purchase options. As such, it is classified as a direct financing lease in accordance with Statement of Financial Accounting Standards No. 13.

          Accordingly, the minimum payments under the charter agreement are recorded as the gross investment in the finance lease. The difference between the gross investment in the finance lease and the cost of the Vessel is recorded as unearned income. Throughout the term of the charter agreement, the Company records as revenue interest income and unearned income, which is amortized to income over the life of the charter agreement as to produce a constant periodic rate of return on the net investment in the finance lease.

     (b)  Interest payable recognition

          Interest payable on the Serial and Term Loans is accrued on a daily basis.

     (c)  Discount on loans

          Discount on issue of the long-term debt, which comprises the Serial and Term Loans, is being amortized over the respective periods to maturity of the debt as described in Note 5.

     (d)  Income taxes

          The Company is not liable to pay income taxes in the Bahamas.

2.   Principal Accounting Policies (continued)

     (e)  Cash equivalents

          The Company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents.

     (f)  Reporting currency

          The reporting currency is United States dollars. The functional currency is United States dollars.

     (g)  Use of estimates

          The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities on the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

3.   New Accounting Standards

In June 2001, the U.S. Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," (SFAS 141) which requires the application of the purchase method in accounting for business combinations including the identification of the acquiring enterprise for each transaction. SFAS 141 applies to all business combinations initiated after June 30, 2001 and all business combinations accounted for by the purchase methods that are completed after June 30, 2001. The adoption of SFAS No. 141 by the Company did not have any impact on the Company's financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. The adoption of SFAS 142 by the Company on January 1, 2002 did not have any impact on the Company's financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for the Asset Retirement Obligations" (SFAS 143). Under SFAS 143, an entity shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability shall be recognized when a reasonable estimate of fair value can be made. Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. An entity shall subsequently allocate that asset retirement cost to expense using a systematic and rational method over its useful life. SFAS No. 143 is effective for fiscal years beginning after December 15, 2002. Management does not expect that the adoption of SFAS 143 on January 1, 2003 will have a material effect on the Company's financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS 144 on January 1, 2002 did not have any impact on the Company's financial statements.

In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). Fin 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements.. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. Management believes that adoption of the recognition and measurement provisions of FIN 45 will not have a material impact on its financial statements.

In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Management believes that adoption of FIN 46 will not have a material impact on its financial statements.

3.   Finance Lease


The following schedule lists the components of the net investment in finance lease:


                                                       As at       As at
                                                       December    December
                                                       31, 2002    31, 2001
                                                       --------    --------

                                                       $'000        $'000
Total minimum lease payments to be received*          44,134       49,342
Less: Unearned income                                   (417)        (493)
Net investment in finance lease                       43,717       48,849

* Lease payments under the charter agreement for each of the five succeeding years are as follows: $4,352,000 in 2003, $3,436,000 in 2004, $3,440,000 in
2005, $3,443,000 in 2006 and $3,446,000 in 2007.


4.   Long-Term Loans


                                                        As at      As at
                                                        December   December
                                                        31, 2002   31, 2001
                                                        --------   --------

Serial Loans                                             5,210     10,420
Term Loans                                              40,262     40,262
--------------------------------------------------------------------------------
                                                        45,472     50,682
Less: current portion                                    5,210      5,210
--------------------------------------------------------------------------------
                                                        40,262     45,472
================================================================================

Serial Loans
The serial loans have the following characteristics:



                                                                  Principal due
Maturity date                                     Interest rate   ($ 000's)
-------------                                     -------------   ---------

April 1, 2003                                      7.55            5,210
================================================================================

Interest is payable semi-annually on April 1 and October 1.

Term Loans

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable semi-annually on April 1 and October 1. Principal is repayable on the Term Loans in accordance with a twelve-year sinking fund schedule.

The tables below provide the revised scheduled sinking fund redemption amounts and final principal payment of the Allocated Principal Amount of the Term Loans following termination of the related Initial Charter on each of the optional termination dates.



Scheduled       Charter not  Charter     Charter      Charter      Charter
payment date    terminated   terminated  terminated   terminated   terminated
                             2004        2006         2008         2010
--------------------------------------------------------------------------------
                $'000        $'000       $'000        $'000        $'000

April 1, 2004    3,355       1,700        3,355        3,355       3,355
April 1, 2005    3,355       1,840        3,355        3,355       3,355
April 1, 2006    3,355       2,000        1,790        3,355       3,355
April 1, 2007    3,355       2,170        1,940        3,355       3,355
April 1, 2008    3,355       2,360        2,110        1,830       3,355
April 1, 2009    3,355       2,560        2,290        1,990       3,355
April 1, 2010    3,355       2,780        2,480        2,160       1,770
April 1, 2011    3,355       3,010        2,690        2,340       1,920
April 1, 2012    3,355       3,270        2,920        2,540       2,080
April 1, 2013    3,355       3,550        3,170        2,760       2,260
April 1, 2014    3,355       3,850        3,440        2,990       2,450
April 1, 2015    3,357      11,172       10,722       10,232       9,652
--------------------------------------------------------------------------------
                40,262      40,262       40,262       40,262      40,262
================================================================================


The Term and Serial Loans are collateralized by first preference mortgage on the Vessel to California Petroleum Transport Corporation. The earnings and insurance relating to the Vessel have been collaterally assigned pursuant to an Assignment of Earnings and Insurance to California Petroleum Transport Corporation, which in turn has assigned such Assignment of Earnings and Insurance to the Collateral Trustee. The Initial Charter and Chevron Guarantee relating to the Vessel have been collaterally assigned pursuant to the Assignment of Initial Charter and Assignment of Initial Charter Guarantee to California Petroleum Transport Corporation, which in turn has assigned such Assignment to the Collateral Trustee. The Capital Stock of the Company has been pledged to California Petroleum Transport Corporation pursuant to the Stock Pledge Agreement.



02089.0006 #413440