Form 20-F
period 2007-12-31
CALPETRO TANKERS BAHAMAS I LTD
filed 2008-06-30
CIK 923652

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                                                  December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________________________________

For the transition period from
Commission file number	033-79220-01

CALPETRO TANKERS (BAHAMAS I) LIMITED
(Exact name of Registrant as specified in its charter)
CALPETRO TANKERS (BAHAMAS I) LIMITED
(Translation of Registrant’s name into English)
Bahamas
(Jurisdiction of incorporation or organization)
Mareva House, 4 George Street, PO Box N-3937, Nassau Bahamas
(Address of principal executive offices)

Georgina Sousa, Tel : (1) 441 295 6935 Fax : (1) 441 295 3494, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda ,
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act

Title of each class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Common stock: 100 shares par value of $1 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards ☐	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

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

CalPetro Tankers (Bahamas I) Limited (the “Company”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance.  The words “believe,” “except,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in the company’s operating expenses, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by CalPetro Tankers (Bahamas I) Limited with the Securities and Exchange Commission.

Please note: In this section, “we”, “us” and “our” all refer to the Company.

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.    KEY INFORMATION

Throughout this report, the “Company,” “we,” “us” and “our” all refer to Calpetro Tankers (Bahamas I) Limited. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to “USD” and “$” in this report are to, and amounts are presented in, U.S. dollars.

A. Selected Financial Data

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2007, 2006, and 2005, and the selected balance sheet data at December 31, 2007 and 2006, have been derived from the Company’s audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations and retained earnings data with respect to the years ended December 31, 2004 and 2003 and the selected balance sheet data at December 31, 2005, 2004 and 2003 have been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the Company’s audited financial statements and notes thereto included herein. The Company’s accounts are maintained in U.S. dollars.

	Fiscal Years ended December 31,
	2007	2006	2005	2004	2003
(in thousands of $, except share data)

Statement of operations data
Total operating revenues	2,352	2,691	2,982	3,269	3,577
Net (loss) / income	(93)	(23)	(75)	(31)	(61)

Per share data:
Dividends per share	-	-	-	-	-

Balance sheet data:
Total assets	28,806	32,313	35,749	39,254	42,721
Current portion loans	3,355	3,355	3,355	3,355	5,210
Long-term loans	23,487	26,842	30,197	33,552	35,052
Stockholder’s equity	1,340	1,433	1,456	1,531	1,562
Number of shares	100	100	100	100	100

B. Capitalization and Indebtedness

Not Applicable.

C. Reason for the offer and use of proceeds

Not Applicable.

D. Risk Factors

The cyclical nature of the tanker industry may lead to volatile changes in charter rates, which may adversely affect our earnings

Our vessel the Cygnus Voyager (the “Vessel”) is currently operated under a bareboat charter (the “Initial Charter”) to Chevron Transport Corporation (“Chevron”).  The term of the Initial Charter expires on April 1, 2015. Chevron’s option to terminate the charter on April 1, 2009, has now passed as no notice had been given 12 months prior to the option date.

If the tanker industry is depressed in the future when our Vessel’s Initial Charter expires or is terminated, our earnings and available cash flow may decrease.  Our ability to re-charter our Vessel at the expiration or termination of its Initial Charter and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market.  Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

We operate in the highly competitive international tanker market which could affect our position when the Initial Charter expires or is terminated by Chevron

The operation of tanker vessels and transportation of crude and petroleum products is an extremely competitive business. During the term of the existing Initial Charter with Chevron, we are not exposed to the risk associated with this competition.  At the end of the Initial Charter or in the event that Chevron terminates the Initial Charter, we will have to compete with other tanker owners, including major oil companies as well as independent tanker companies for charters. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in lower revenues from our suezmax oil tanker which will reduce the amounts available, if any, to pay the principal and interest on the Term Loans.

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

For example, OPA affects all vessel owners shipping oil to, from or within the United States.  OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in United States waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

Compliance with extensive and changing environmental laws and other regulations may entail significant expenses including expenses for ship modifications and changes in operating procedures and therefore affect the operation of the Vessel. Although Chevron is responsible for all operational matters and bears all these expenses during the term of the Initial Charter, these expenses could have an adverse effect on our business operations at any time after the expiration or termination of the Initial Charter or in the event Chevron fails to make a necessary payment.

We may not have adequate insurance in the event the existing charter is terminated

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. Under the Initial Charter, Chevron bears all risks associated with the operation of our Vessel including the total loss of the Vessel. However, we cannot assure holders of the Term Loans, defined below, that we will adequately insure against all risks or in the event the initial Charter expires or is terminated. We may not be able to obtain adequate insurance coverage at reasonable rates for our Vessel in the future and the insurers may not pay particular claims.

We are highly dependent on Chevron and Chevron Corporation

We are highly dependent on the performance by Chevron of its obligations under the Initial Charter and by its guarantor, Chevron Corporation, of its obligations under its guarantee. A failure by Chevron and Chevron Corporation to perform their obligations under the Initial Charter could result in our inability to service the Term Loans.  If the Notes holders had to enforce the mortgages securing the Notes, defined below, they may not be able to recover the principal and interest owed to them.

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

Governments could requisition our Vessel during a period of war or emergency, resulting in a loss of earnings

A government could requisition for title or seize our Vessel. Requisition for title occurs when a government takes control of a vessel and becomes her owner.  Also, a government could requisition our Vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. This amount could be materially less than the charterhire that would have been payable otherwise. In addition, we would bear all risk of loss or damage to a vessel under requisition for hire. Government requisition of one or more of our vessels would negatively impact our revenues and therefore impact our ability to service our debt.

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2007, we had $26.8 million in total indebtedness outstanding and stockholders’ equity of $1.3 million. The degree to which we are leveraged could have important consequences for the holders of the Notes, including:

•	we may have trouble withstanding competitive pressures and responding to changing business conditions;

•	we may be more vulnerable than others in the event of a downturn in general economic conditions or in our business; and

•	we may be more highly leveraged than other tanker owners with which we compete, which may put us at a competitive disadvantage.

We have a limited business purpose which limits our flexibility

Our activity is limited to engaging in the acquisition, disposition, ownership, and chartering of a Suezmax oil tanker. During the terms of our Initial Charter with Chevron, we expect that the only source of operating revenue from which we may pay principal and interest on the Term Loans will be from this Charter.

Item 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

CalPetro Tankers (Bahamas I) Limited was incorporated in the Bahamas on May 13, 1994 together with two other companies: CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (Bahamas III) Limited.  In addition, CalPetro Tankers (IOM) Limited was incorporated in the Isle of Man. Together these companies are referred to as the “Owners”. Each of the Owners was organized as a special purpose company for the purpose of acquiring one of four oil tankers (each a “Vessel”, together the “Vessels”) from Chevron.  We are wholly-owned by California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is in turn a wholly-owned subsidiary of CalPetro Holdings Limited, an Isle of Man company. CalPetro Holdings Limited is a wholly-owned subsidiary of Independent Tankers Corporation (“ITC”), a Cayman Islands company. In February, 2008, Frontline Ltd. (“Frontline”), a Bermuda company listed on the New York Stock Exchange (‘FRO’), established an intermediary holding company, Independent Tankers Corporation Limited (“ITCL”) to hold their investment in ITC and distributed 17.53% of ITCL’s common shares to Frontline’s ordinary shareholders in March 2008.

California Petroleum Transport Corporation (“California Petroleum”), a Delaware corporation, acting as agent on behalf of the Owners, issued as full recourse obligations $167,500,000 Serial First Preferred Mortgage Notes and $117,900,000 8.52% First Preferred Mortgage Notes due 2015 (together the “Notes”). The proceeds from the sale of the Notes were applied by way of long-term loans, being Serial Loans in respect of the Serial First Preferred Mortgage Notes and Term Loans in respect of the First Preferred Mortgage Notes due 2015, to the Owners to fund the acquisition of the Vessels from Chevron. We were allocated $41,410,000 of the Serial Loans and $40,262,000 of the Term Loans and acquired our Vessel, the Cygnus Voyager, as described below. We engage in no business other than the ownership and Initial Chartering of our Vessel and activities resulting from or incidental to such ownership and Initial  Chartering.

Our principal executive offices are located at Mareva House, 4 George Street, PO Box N-3937, Nassau, Bahamas.

B  Business Overview

Our Vessel, the Cygnus Voyager, is a 150,000 dwt Suezmax oil tanker, which was acquired from Chevron. Suezmax tankers are medium-sized vessels ranging from approximately 120,000 to 200,000 dwt, and of maximum length, breadth and draft capable of passing fully loaded through the Suez Canal.

The Vessel is initially chartered to Chevron for a term expiring on April 1, 2015, subject to Chevron’s right to terminate the Initial Charter on April 1, 2009. For this optional termination date a non-binding notice of the intention to exercise the option to terminate the Initial Charter must be given at least twelve months in advance, with irrevocable notice to be given seven months prior to the termination date. Chevron is required to pay us a termination payment (the “Termination Payment”) of $9.97 million on or prior to the termination date. In accordance with terms of the charterhire, no notice has been received within the 12 month period, so Chevron is prevented from invoking its right to terminate on April 1, 2009, therefore, the charter continues to April 1, 2015.

Chevron is principally engaged in the marine transportation of oil and refined petroleum products.  Chevron’s primary transportation routes are from the Middle East, Indonesia, Mexico, West Africa and the North Sea to ports in the United States, Europe, the United Kingdom and Asia. Chevron has advised us that it expects to use the Vessel worldwide as permitted under the Initial Charter. The obligations of Chevron under the Initial Charter are guaranteed by Chevron Corporation, a major international oil company, pursuant to a guarantee (the “Chevron Guarantee”). Chevron is an indirect, wholly-owned subsidiary of Chevron Corporation.

The Vessel is a double-hull oil carrier and is presently registered under the Bahamas flag. The Vessel was constructed under the supervision of Chevron and designed to Chevron’s specifications to enhance safety and reduce operating and maintenance costs, including such features as high performance rudders, extra steel (minimal use of high tensile steels), additional fire safety equipment, redundant power generation equipment, extra coating and electrolytic corrosion monitoring and protection systems, additional crew quarters to facilitate added manning and a double-hull design patented by one of Chevron Corporation’s subsidiaries. The builder of the Vessel was Ishikawajima Harima Heavy Industries Co., Ltd.

Management

On March 31, 1999, Frontline became our Manager and Technical Advisor pursuant to an assignment of our management agreement ("Management Agreement"). Under the Management Agreement, Frontline provides administrative, management and advisory services to us along with technical advisory services. If the Initial Charter is terminated by Chevron, Frontline, acting on our behalf, will provide all technical management services and will attempt to find an acceptable replacement charter for the Vessel.  If an acceptable replacement charter is commercially unavailable, the Manager will solicit bids for the sale or re-charter of the Vessel. The Manager’s ability to obtain an acceptable replacement charter, to sell the Vessel or re-charter the Vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of the Vessel compared with other vessels available at the time.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our tanker. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessel may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessel to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry) and charterers, particularly terminal operators and oil companies. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our tanker. Failure to maintain necessary permits, certificates or approvals could require us to incur substantial costs or temporarily suspend the operation of our vessel.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the tanker industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Our charterers, Chevron, are required to maintain operating standards for our vessel to emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessel is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stringent requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful life of our tanker. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

As of the date of this annual report, our vessel complies with the latest IMO and European Union amended regulations for double-hull requirements, are not subject to phase-out under IMO and U.S. requirements and current European Union legislation and are eligible to carry heavy grade oil without any time limitation under IMO and U.S. requirements and current European Union legislation. Because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessel.

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions.  Under IMO regulations, in order for a tanker to trade in ports of IMO member nations, a tanker must be of double-hull construction or a mid-deck design with double sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Since the enactment of these regulations, the IMO has accelerated the timetable for the phase-out of single-hull oil tankers.

In December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single-hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single-hull oil tankers were required to be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the vessel on the date or in the year specified in the following table:

Category of Oil Tankers	Date or Year for Phase Out
Category 1 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks
April 5, 2005 for vessels delivered on April 5, 1982 or earlier 2005 for vessels delivered after April 5, 1982
Category 2 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements
and
Category 3 - oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.

April 5, 2005 for vessels delivered on April 5, 1977 or earlier
2005 for vessels delivered after April 5, 1977 but before January 1, 1978
2006 for vessels delivered in 1978 and 1979
2007 for vessels delivered in 1980 and 1981
2008 for vessels delivered in 1982
2009 for vessels delivered in 1983
2010 for vessels delivered in 1984 or later

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond their phase out date in accordance with the above schedule. Under regulation 13G, the flag state may allow for some newer single-hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Under regulations 13G and 13H, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery. Any port state, however, may deny entry of those single-hull oil tankers that are allowed to operate until the earlier of their anniversary date of delivery in 2015 or the year in which the vessel reaches 25 years of age after the date of its delivery, whichever is earlier under any of the flag state exemptions.  These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our tanker operates.

Because our vessel is of double-hull construction, it is not subject to the current phase-out regulations of the IMO.

In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from vessels. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that we are in substantial compliance with the Annex VI regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our vessel. For example, in April 2008, MEPC approved proposed amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. The emissions program described in the proposal would reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in through 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. These amendments will be considered for adoption by the MEPC in October 2008, and could enter into force in 2010.

In addition, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force.

The operation of our vessel is also affected by the requirements set forth in the IMO’s Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires vessel-owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely on the safety management system that has been developed by Chevron.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code. Chevron is required to renew these documents of compliance and safety management certificates periodically.

Non-compliance with the ISM Code and other IMO regulations may subject the vessel-owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in a tanker’s denial of access to, or detention in, some ports. Both the United States Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports, respectively.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.7 million plus $933 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $133.0 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on June 1, 2008. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault; under the 1992 Protocol, a vessel owner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. Operators, such as Chevron in the case of our Vessel, are required to insure their vessels with pollution liability insurance in the maximum commercially available amount of $1 billion per incident per vessel. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans, or SOPEPs. Periodic training and drills for response personnel and for vessels and their crews are required.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation, and Liability Act

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of OPA, and the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the United States territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel-owners, operators and bareboat charterers are “responsible parties” who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

•	natural resource damage and related assessment costs;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

OPA previously limited the liability of responsible parties to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties to the greater of $1,900 per gross ton or $16.0 million per double-hull tanker that is over 3,000 gross tons. The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits also do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessel calls.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the former OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. On February 5, 2008, the U.S. Coast Guard proposed a new rule that will require evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the July 2006 amendments to OPA, as described above. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided the evidence of financial responsibility in the form of guarantees issued by a guarantor approved by the United States Coast Guard and received certificates of financial responsibility from the United States Coast Guard for our vessel that calls in United States waters.

Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the prohibition to trade schedule, the act currently permits existing single-hull and double-sided tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port, or LOOP, or off-loading by lightering within authorized lightering zones more than 60 miles off-shore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port. Our vessel complies with U.S. double-hull requirements and will not be subject to the phase-outs described above.

OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States to file vessel response plans with the United States Coast Guard, and their tankers are required to operate in compliance with their United States Coast Guard approved plans. These response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

The vessel response plan for our tanker operating in the waters of the United States has been approved by the United States Coast Guard. In addition, the United States Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Our vessel currently carries cargoes to U.S. waters regularly and we believe that it is suitable to meet OPA and other U.S. environmental requirements and that it would also qualify for trade if chartered to serve U.S. ports.

In addition, the United States Clean Water Act prohibits the discharge of oil or hazardous substances in United States navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above. The United States Environmental Protection Agency, or EPA, has exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements. However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. Under the court’s ruling, owners and operators of vessels visiting U.S. ports would be required to comply with the Clean Water Act permitting program to be developed by the EPA or face penalties. The EPA has appealed this decision, and oral arguments on the appeal were heard by the Ninth Circuit Court of Appeals on August 13, 2007. No decision has yet been issued.  In June 2007, the EPA provided notice and solicited public comment regarding its intention to promulgate rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels. If the EPA’s exemption is ultimately repealed, our vessels may be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States. For example, this could require the installation of equipment on our vessel to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessel from entering U.S. waters. Various states have also enacted legislation restricting ballast water discharges and the introduction of non-indigenous species considered to be invasive. These and any similar restrictions enacted in the future could increase the costs of operating in the relevant waters.

Other Regulations

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, required the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessel is subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessel that operates in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessel operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements. The EPA and the state of California, however, have each proposed more stringent regulations of air emissions from ocean-going vessels. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by vessels in foreign ports. The United States Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the vessel, or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard. Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent vessels from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The United States Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water. The U.S. House of Representatives has recently passed a bill that amends NISA by prohibiting the discharge of ballast water unless it has been treated with specified methods or acceptable alternatives. Similar bills have been introduced in the U.S. Senate, but we cannot predict which bill, if any, will be enacted into law. In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. The state of California has recently enacted legislation extending its ballast water management program to regulate the management of “hull fouling” organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. A U.S. District Court dismissed challenges to the state of Michigan’s ballast water management legislation mandating the use of various techniques for ballast water treatment, and an appeal is now pending in the Sixth Circuit Court of Appeals. Other states may proceed with the enactment of similar requirements that could increase the costs of operating in state waters.

European Union Tanker Restrictions

In July 2003, in response to the M/T Prestige oil spill in November 2002, the European Union adopted legislation, which was amended in October 2003 that prohibits all single-hull tankers from entering into its ports or offshore terminals by 2010 or earlier, depending on their age. The European Union has also already banned all single-hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single-hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those more than 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful life of our tanker and our ability to generate income from it. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the California Attorney General and a coalition of environmental groups in October 2007 petitioned the EPA to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union or individual countries where we operate that restrict emissions of greenhouse gases could entail financial impacts on our operations that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state.

Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped vessels and shore stations, including information on a vessel’s identity, position, course, speed and navigational status;

•	on-board installation of vessel security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	vessel identification number to be permanently marked on a vessel’s hull;

•
a continuous synopsis record kept onboard showing a vessel’s history including the name of the vessel and the state whose flag the vessel is entitled to fly, the date on which the vessel was registered with that state, the vessel’s identification number, the port at which the vessel is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes or requests other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•
Annual Surveys. For seagoing vessels, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•
Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•
Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the vessel’s hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including ultrasonic gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. The vessel’s machinery is surveyed on a continuous survey cycle, in which every part of the vessel’s machinery would be surveyed within a five-year cycle.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are otherwise required. The period between two subsequent surveys of each area must not exceed five years.

Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, environmental mishaps, cargo and property losses or damage and business interruptions caused by adverse weather and ocean conditions, mechanical failures, human error, political action in various countries, war, terrorism, piracy, labour strikes and other circumstances or events. Pursuant to the Initial Charter, the Vessel may be operated through out the world in any lawful trade for which the Vessel is suitable, including carrying oil and its products. In the past, political conflicts in many regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to acts of terrorism and piracy. In addition, the carriage of petroleum products is subject to the risk of spillage and leakage.  Any such event may result in increased costs or the loss of revenues or assets, including our Vessel.

Under the Initial Charter, Chevron is entitled to self-insure against marine and war risks relating to the Vessel and against protections and indemnity risks relating to the Vessel during the term of the Initial Charter and, accordingly, purchasers of the Notes cannot rely on the existence of third-party insurance. There can be no assurance that all risks will be adequately insured against, that any particular loss will be covered or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.  In particular, stricter environmental regulations may result in increased costs for, or the lack of availability or, insurance against the risks of environmental damage or pollution.

Chevron will, pursuant to the Initial Charter, indemnify us from damages arising from a failure to maintain any financial responsibility requirements whether relating to oil or other pollution damage. Chevron will also indemnify us to the extent losses, damages or expenses are incurred by us relating to oil or other pollution damage as a result of the operation of the Vessel by Chevron

C.  Organizational Structure

As described above, and also in Item 7. “Major Shareholders and Related Party Transactions”, we are a wholly-owned subsidiary of California Tankers Investments Limited, a company organised under the laws of the Bahamas, which is a wholly-owned subsidiary of ITC. In February, 2008, Frontline established an intermediary holding company, ITCL to hold their investment in ITC and distributed 17.53% of ITCL’s common shares to Frontline’s ordinary shareholders in March 2008.

D.  Property, Plant and Equipment

Other than the Vessel described above, we do not have any property.

Item 4A.  UNRESOLVED STAFF COMMENTS

None.

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with Item 3 “Selected Financial Data” and the Company’s audited Financial Statements and Notes thereto included herein.

Our strategy has been to acquire a Vessel and charter it to Chevron under a bareboat charter which is expected to provide:

a)	charterhire payments sufficient to pay, so long as the Initial Charter is in effect:

i.	the obligations under the loans for acquiring the Vessel,
ii.	management fees and technical advisor’s fees,
iii.	recurring fees and taxes, and
iv.	any other costs and expenses incidental to the ownership and chartering of the Vessel;

b)
termination payments sufficient to make sinking fund and interest payments on the Term Loans, to the extent allocable to the Vessel for which the related Initial Charter has been terminated, for at least two years following any such termination, during which time the Vessel may be sold or re-chartered; and

c)
that the Vessel will be maintained in accordance with the good commercial maintenance practices required by the Initial Charter and to arrange for vessel management and remarketing services to be available in case the Initial Charter is terminated by Chevron, or the Vessel is for any other reason returned to our possession and use.

As of June 23, 2008, no notice had been received from Chevron regarding the termination of the Initial Charter.

Market Overview and Trend Information

The year started at a time charter equivalent or, TCE of approximately about $70,700 per day for the Suezmaxes. The Suezmax segment of the tanker market in the first quarter of 2007 compared to the last quarter of 2006. A strike at the port of Lavera in late March, which kept a large number of Suezmaxes waiting to discharge, made the Suezmax earnings spike.

This set the stage for a gradual decline in Suezmax TCE rates throughout the summer and well into autumn. The main reasons for this decline in the TCE rates can most likely be found in reduced global oil production over the summer, the price structure on oil turning from a situation where the current price is expected be less than the future price to the future price being greater than the current price, which initiated a significant draw on crude stocks world wide. Volatility, the trade mark of these tanker segments, was relatively low until a boom in the rates of very large crude carriers or VLCCs in mid November.

The primary factor contributing to this boom was the discounting of crude prices offered by Saudi Aramco to mainly U.S. refiners, towards the end of November. This resulted in more than normal VLCC TCE rates between the last week in November and the third week in December, and this increase in activity had the effect of upsetting the balance of supply and demand in vessel owners’ favor which resulted in an upward rate spiral which vessel owners successfully exploited. The oil-spill by a Chinese owned single hull VLCC off the coast of South Korea in early December also contributed to the increased VLCC TCE rates. Another important factor which further increased VLCC TCE rates was a joint decision by several major vessel owners to reduce laden and ballast speeds to save bunkers and reduce costs. In a low market at the time, when higher bunkers reduced owners earnings by as much as $50,000 per day, the reduction in speed from 15 to 12 knots saved owners an estimated $20,000 per day and reduced the overall ‘market capacity’ by approximately 10%.

According to Clarksons, the average TCE for the year was approximately $44,800 per day for a double hulled Suezmax.

There is a trend that oil majors discriminate single hull tonnage when transporting persistent oils and therefore also avoid inspecting single hull ships on the same basis. Oil traders with crude or fuel oil cargoes often require double hull tonnage in order to have full flexibility with regards to cargo delivery. Hence, single hull ships appear no longer able to trade to their full capacity compared to the double hull vessels which implies a further gap in the already existing ’two tier market’ between the double and the single vessels.

Bunkers followed the movements in the oil market closely in 2007 with Fujairah’s lowest bunker quote for the year set in early January at $256 per metric ton and the highest bunker quote set in early November at $513 per metric ton. The average bunker price in 2007 was calculated at approximately $374 per metric ton.

It was reported by the International Energy Agency, or IEA, in March 2008 that average OPEC Oil production, including Iraq but not Angola, was approximately 29.1 million barrels per day during 2007, a 0.7 million barrel per day decrease from 2006. Saudi Arabia and Venezuela contributed the most to the reduced crude productions by about 0.65 million barrels per day while Iran and Iraq offset this to a certain degree with increased production by about 0.26 million barrels per day. The balance stems from minor changes in all remaining OPEC countries. On December 1, 2007, the Republic of Ecuador became the thirteenth member of OPEC and thereby rejoined the Organization after an absence of a decade and a half. It will be interesting to see if the inclusion of the Republic of Ecuador will strengthen the capability of OPEC in fulfilling its objectives and help to further stabilize the market.

OPEC-12 and Iraq are expected to reach a production capacity of 35.8 million barrels per day in 2008 according to IEA. Production could hence accelerate in 2008 as capacity at the start of the year was at 32 million barrels per day. The growth is expected to be heavily skewed towards Saudi Arabia, Nigeria and UAE together accounting for about 75% of the net increase.

The IEA further estimates that the average world oil demand was 85.8 million barrels per day in 2007, a 1.1% increase from 2006. The IEA has forcasted that in 2008, world oil demand will increase by 2.0% or 1.7 million barrels per day because of the increased demand for oil in China, Latin America and the Middle East among other things.

The International Monetary Fund, or IMF, expects global growth of 4.1% in 2008, 0.8 % lower than in 2007 according to their February 2008 Update. In the United States, growth is expected to decrease to 1.5% in 2008, from 2.2% in 2007. Growth is also expected to decrease in Europe, Japan and for emerging markets and developing countries. China’s growth is projected to remain rapid in 2008, albeit a little below the torrid pace set in 2007 of 11.4%.

The total world Suezmax fleet increased by 2.4% in 2007 to 348 vessels according to Fearnleys Fleet Update from December 31, 2007. The report further states that a total of 25 new vessels were delivered to owners during 2007 and 37 newbuilding orders were placed. The total newbuilding order book amounted to 134 vessels at the end of the year which represented approximately 38% of the existing world fleet. Half the newbuilding order book is set to be delivered in 2009.

Fearnleys further expects 19 Suezmaxes to be delivered from shipyards during 2008.

Operating results

Year ended December 31, 2007 compared with the year ended December 31, 2006

Total Revenues

(in thousands of $)	2007	2006	% Change

Finance lease interest income	2,352	2,691	(13)%

Revenue comes in the form of charterhire from Chevron which is then allocated between capital and interest. Interest income has fallen in line with expectations. As the value of the finance lease falls on an annual basis, so does the interest allocated to the finance lease.

Expenses

(in thousands of $)	2007	2006	% Change

Interest expense	2,358	2,644	(11)%
Amortization of loan discount	21	26	(19)%

Interest expense has fallen in line with expectations, with interest expense falling in line with the principal loan outstanding each year. The Company amortizes the discount over the life of the Term Loans.

Year ended December 31, 2006 compared with the year ended December 31, 2005

Total Revenues

(in thousands of $)	2006	2005	% Change

Finance lease interest income	2,691	2,982	(10)%

Refer to explanation for 2007.

Expenses

(in thousands of $)	2006	2005	% Change

Interest expense	2,644	2,930	(10)%
Amortization of loan discount	26	76	(65)%

Refer to explanation for 2007.

Liquidity and Capital Resources

As of December 31, 2007, revenues from the Initial Charter were sufficient to pay our obligations under the Term Loans. Chevron’s option to terminate the Initial Charter on the last specified termination date, April 1, 2009, has now passed, therefore the charter will run until April 1, 2015.

Off-balance Sheet Arrangements

None.

Tabular disclosure of contractual obligations

As at December 31, 2007, we had the following contractual obligations and commitments:

	Payments due by period
(in thousands of $)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Term Loans (8.52%)	3,355	6,710	6,710	10,067	26,842

Total contractual obligations	3,355	6,710	6,710	10,067	26,842

Critical Accounting Policies

Our principal accounting policies are described in Note 2 to the financial statements, which are included in Item 18 “Financial Statements” of this Annual Report. The most critical accounting policies include:

•	Financing lease and revenue recognition

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

Recently Issued Accounting Standards

In February 2007 the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB  Statement No. 115” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS is effective for fiscal years beginning after November 15 2007. The Company does not expect the adoption of SFAS 159 to have an impact on its financial statements.

In December 2007 the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (SFAS 160). SFAS 160 is intended to improve the relevance, comparability and transparency of financial information that a reporting entity provides in its consolidated financial statements with reference to a non-controlling interest in a subsidiary. Such a non-controlling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to the parent entity. SFAS 160 is effective for fiscal years beginning on or after December 15 2008. The Company does not expect the adoption of SFAS 160 to have an impact on its financial statements.

In November 2007 the SEC issued Staff Accounting Bulletin No. 109 (SAB 109), relating to written loan commitments recorded at fair value through earnings. Previously Staff Accounting Bulletin No. 105 “Application of Accounting Principles to Loan Commitments” (SAB 105) provided the views of the staff regarding derivative loan commitments that are accounted for at fair value through earnings pursuant to Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities”. SAB 105 stated that in measuring the fair value of a derivative loan commitment, the staff believed it would be inappropriate to incorporate the expected net future cash flows related to the associated servicing of the loan. This new SAB 109 supersedes SAB 105 and expresses the current view of the staff that, consistent with the guidance in Statement of Financial Accounting Standards No. 156 “Accounting for Servicing of Financial Assets” and Statement of Financial Accounting Standards No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”, the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that the staff believed that internally-developed intangible assets (such as customer relationship intangible assets) should not be recorded as part of the fair value of a derivative loan commitment. SAB 109 retains that staff view and broadens its application to all written loan commitments that are accounted for at fair value through earnings. The Company adopted the provisions of SAB 109 as of December 31 2007. The adoption did not have any effect on the Company’s results of operations or financial position.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name	Age	Position

Tor Olav Troim	45	Director and President
Kate Blankenship	43	Director and Secretary

Tor Olav Trøim has been a Director of CalPetro Tankers (Bahamas I) Limited since October 31, 2001. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. His careers include Portfolio Manager Equity in Storebrand ASA (1987- 1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Trøim has been a Director of SeaTankers Management in Cyprus. In this capacity he has acted as Chief Executive Officer for the public companies Frontline and Golar LNG Limited (NASDAQ). Mr Trøim was also the Chief Executive Officer of Seadrill Ltd. until the recent takeover and integration of Smedvig ASA. In addition, Mr Trøim  is a director of Ship Finance International Limited (NYSE) and a member of the Boards in the public companies Golden Ocean Group Limited (OSE), Aktiv Kapital ASA (OSE) and Marine Harvest Group (OSE).

Kate Blankenship has been a Director of CalPetro Tankers (Bahamas I) Limited since October 31, 2001.  Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005 and as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007 and Secretary of Knightsbridge from December 2000 to March 2007. Mrs. Blankenship also serves as a director of Golar LNG Limited, Ship Finance International Limited, Seadrill Limited and Golden Ocean Group Limited. She is a member of the Institute of Chartered Accountants in England and Wales.

B.  Compensation

During the year ended December 31, 2007, we paid no compensation to our directors and officers.

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

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are a wholly owned subsidiary of California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is a wholly-owned subsidiary of ITC. In February, 2008, Independent Tankers Corporation Limited (“ITCL”) was established by Frontline as an intermediary holding company to hold its investment in ITC and Frontline distributed 17.53% of ITCL’s common shares to Frontline’s ordinary shareholders in March 2008. All the issued and outstanding shares of our capital stock have been pledged by us to California Petroleum Transport Corporation (“CPTC) pursuant to the stock pledge agreement between us and CPTC and are being held by the Bank of New York, formerly the Chase Manhattan Trust Company of California and JP Morgan Chase (the “Collateral Trustee”) as part of the collateral for the Notes.  ITC has full voting control over us subject to the rights of the Collateral Trustee.

Significant changes in ownership have been disclosed in Item 4 “Information on the Company” and there are no known arrangements that may lead to a change in control of the company.

Related Party Transactions

As discussed in Item 4. “Information on the Company”,  Frontline, the ultimate parent, is our Manager. Under the Management Agreement, Frontline is entitled to a management fee and a technical advisor’s Fee.

Under the terms of the management agreement, the management fee consists of an annual fee of $13,625 for each Vessel, along with an additional annual fee of $3,000 covering all four Vessels, (“Management Fee”). The technical advisor’s fee consists of an annual fee of $10,000 for each vessel, payable semi-annually in arrears (“Technical Advisor’s Fee”). Both the Management Fee and The Technical Fee is payable semi-annually in arrears for the period until the third anniversary of the closing of the Notes issue then increasing by four percent on each subsequent anniversary of the closing of the issue of the Notes.

In addition, the Technical Advisor is entitled to be reimbursed for the fees, costs and expenses of conducting periodic inspections of the Vessels.

Pursuant to a designated representative agreement, CalPetro Holdings Limited (the “Designated Representative”) was appointed to represent California Petroleum as its Designated Representative to act on its behalf with respect to certain administrative matters such as the filing of periodic reports and financial statements with the Securities and Exchange Commission. The fee payable to the Designated Representative (the “Designated Representative Fee”) during the initial three year period described above was $15,000 per annum with a four percent increase on each subsequent anniversary of the closing of the issue of the Notes.

In 2007, a total of $41,231 was paid under the Management and Designated Representative Agreements.

Item 8.  FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18 below.

Legal Proceedings

To the best of the Company’s knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on the Company’s financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

Item 9.  THE OFFER AND LISTING

Not Applicable.

Item 10.  ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

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

All shares issued are unclassified; there is no authorization in force to issue other classes of shares.   Consequently all shares have equal entitlement to voting rights, dividends, profit shares and other rights and duties. Should any dividend be declared and not claimed the directors may, after a period of three years, resolve that such dividends are forfeit for the benefit of the Company. There are no provisions for changes to the rights of stockholders contained in the articles, except that by resolution of the directors the authorised capital may be increased and that the Company may divide or combine shares within the same class.

Company meetings may be convened by the directors or held on request of members holding 50% of the voting shares. Annual meetings are held according to Bahamian law.  Members, their properly appointed proxies and corporate members’ representatives are entitled to attend.

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

The Company was registered under the International Business Companies Act, 1989 of the Commonwealth of the Bahamas (the “IBC Act”) in May 1994. As a result of such registration the Company is exempt from the provisions of the Exchange Control Regulations Act of the Bahamas.  Interests in the Registered Securities may be freely transferred among non-residents of The Bahamas under Bahamian Law.

There are no restrictions upon the payment of foreign (non-Bahamian) currency dividends, interest or other payments in respect of the Registered Securities.

The Company is not permitted to deal in the currency of the Bahamas except in an external Bahamian dollar account which can be funded only with foreign currency funds or funds the Company has permission to convert.

None of the Company’s Articles of Association, Memorandum of Association or any other document, nor any Bahamian law nor, to the knowledge of the Company, any foreign law, imposes limitations on the right of non-residents or foreign owners to hold the Company’s shares of common stock.

E.	Taxation

No Bahamian income or withholding taxes are imposed on the payment by the Company of any principal or interest to any holder of Notes who is either an individual citizen or resident of the United States or an entity formed under the laws of the United States. There is no income tax treaty currently in effect between the United States and Bahamas.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission (“SEC”). These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the our principal executive offices at Mareva House, 4 George Street, PO Box N-3937, Nassau, Bahamas or at the offices of our Manager at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08.

I.	Subsidiary Information

Not Applicable.

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative information about market risk

Quantitative information about market risk instruments at December 31, 2007 is as follows:

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

Scheduled payment date	Initial Charter not terminated $’000	Initial Charter terminated 2009 $’000
April 1, 2008	3,355	3,355
April 1, 2009	3,355	3,355
April 1, 2010	3,355	1,770
April 1, 2011	3,355	1,920
April 1, 2012	3,355	2,080
April 1, 2013	3,355	2,260
April 1, 2014	3,355	2,450
April 1, 2015	3,357	9,652
	26,842	26,842

As at June 23, 2008, no termination notice had been received from Chevron for the Initial Charter.

Qualitative information about market risk

We were organized solely for the purpose of the acquisition of one Vessel and subsequently entered into a long-term charter agreement with Chevron.

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
  USE OF PROCEEDS

None.

Item 15.  CONTROLS AND PROCEDURES

(a)  Disclosure controls and procedures.

Management assessed the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2007. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of the evaluation date.

b)  Management’s annual report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company’s management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) published in its report entitled Internal Control-Integrated Framework.

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company’s internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2007. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2007.

This annual report does not include an attestation report of the Company’s current registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s current registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

(c)	Changes in internal controls over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.  RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s equity is neither listed nor publicly traded. The equity is held by one beneficial holder, California Tankers Investments Limited.  Accordingly the Company’s Board of Directors has determined that the role played by an audit committee would have no applicability to the Company.

Item 16B. CODE OF ETHICS

The Company’s equity is neither listed nor publicly traded. The equity is held by one beneficial holder, California Tankers Investments Limited. Accordingly the Company’s Board of Directors has determined that the role played by a code of ethics would have no applicability to the Company.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2007 and 2006 was Grant Thornton LLP, New York.  The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by Grant Thornton LLP.

(in thousands of $)	2007	2006

Audit fees (a)	25	20
Audit related fees (b)	-	-
Tax fees (c)	-	-
All other fees (d)	-	-
Total	25	20

a)       Audit Fees
Audit fees represent professional services rendered for the audit of the Company’s annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

b)	Audit Related Fees
Audit-related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company’s financial statements which have not been reported under Audit Fees above.

c)	Tax Fees
Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

d)	All Other Fees
All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

The Company’s Board of Directors has assigned responsibility for the engagement of the auditors to the Company’s manager.

Item 16D.  EXEMPTIONS FROM THE LISTING RULES FOR AUDIT COMMITTEES

Not Applicable.

Item 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                   PURCHASERS

Not Applicable.

PART III
Item 17.    FINANCIAL STATEMENTS

Not Applicable.

Item 18.    FINANCIAL STATEMENTS

The following financial statements and notes, together with the report of the Independent Registered Public Accounting Firm are filed as part of this annual report
Page

Report of Independent Registered Public Accounting Firm                        F-1

Statements of Operations and Retained Earnings for the Years Ended                 F-2
December 31, 2007, 2006 and 2005

Balance Sheets as of December 31, 2007 and 2006                            F-3

Statements of Cash Flows for the Years Ended                              F-4
December 31, 2007, 2006 and 2005

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

Report of Independent Registered Public Accounting Firm
To the Board of Directors
Calpetro Tankers (Bahamas I) Limited

We have audited the accompanying balance sheets of Calpetro Tankers (Bahamas I) Limited (the “Company”) as of December 31, 2007 and 2006 and the related statements of operations and retained earnings, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calpetro Tankers (Bahamas I) Limited as of December 31, 2007 and 2006 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Grant Thornton LLP
New York, New York
June 20, 2008

CalPetro Tankers (Bahamas I) Limited
Statements of Operations and Retained Earnings
For the years ended December 31, 2007, 2006 and 2005
(in thousands of $)

2007	2006	2005

Operating revenues
Finance lease interest income	2,352	2,691	2,982
Total operating revenues	2,352	2,691	2,982
Operating expenses
General and administrative expenses	(122)	(108)	(97)
Total operating expenses	(122)	(108)	(97)
Net operating income	2,230	2,583	2,885
Other operating income / (expenses)
Interest income	56	64	46
Interest expense	(2,358)	(2,644)	(2,930)
Amortization of deferred charges	(21)	(26)	(76)
Net other expenses	(2, 323)	(2,606)	(2,960)
Net loss	(93)	(23)	(75)

Retained earnings at the start of the year	1,433	1,456	1,531
Retained earnings at the end of the year	1,340	1,433	1,456

The accompanying notes are an integral part of these financial statements

CalPetro Tankers (Bahamas I) Limited
Balance Sheets as of December 31, 2007 and 2006
(in thousands of $)

	2007	2006

ASSETS
Current assets:
Restricted cash	2,180	2,176
Current portion of net investment in finance lease	3,450	3,446
Interest receivable	546	618
Other current assets	9	8
Total current assets	6,185	6,248
Net investment in finance lease, less current portion	22,479	25,903
Deferred charges	142	162
Total assets	28,806	32,313

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accrued interest	572	643
Current portion of term loans	3,355	3,355
Other current liabilities	52	40
Total current liabilities	3,979	4,038
Long-term loans	23,487	26,842
Total liabilities	27,466	30,880

Stockholder’s equity:
Unclassified stock: 100 shares of $1 par value	-	-
Retained earnings	1,340	1,433
Total stockholder’s equity	1,340	1,433
Total liabilities and stockholder’s equity	28,806	32,313

The accompanying notes are an integral part of these financial statements

CalPetro Tankers (Bahamas I) Limited
Statements of Cash Flows for the years ended
December 31, 2007, 2006 and 2005
(in thousands of $)

	2007	2006	2005
Net loss	(93)	(23)	(75)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of discount on loans	21	26	76
Changes in assets and liabilities:
Interest receivable	72	72	72
Other current assets	(1)	(2)	15
Accrued interest payable	(71)	(72)	(71)
Other current liabilities	11	14	(4)
Net cash (used in) provided by operating activities	(61)	15	13

Investing activities:
Finance lease payments received	3,420	3,367	3,364
Placement of restricted cash	(4)	(27)	(22)
Net cash provided by investing activities	3,416	3,340	3,342

Financing activities:
Repayments of term loan	(3,355)	(3,355)	(3,355)
Net cash used in financing activities	(3,355)	(3,355)	(3,355)
Net increase in cash and cash equivalents	-	-	-
Cash and cash equivalents at start of the year	-	-	-
Cash and cash equivalents at end of the year	-	-	-

Supplemental disclosure of cash flow information:

Interest paid	2,430	2,176	3,001

The accompanying notes are an integral part of these financial statements

CalPetro Tankers (Bahamas I) Limited
Notes to the Financial Statements

1.  Description of Business

The Company was incorporated in the Bahamas on May 13, 1994 with two other entities: CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (Bahamas III) Limited. In addition, CalPetro Tankers (IOM) Limited was incorporated in the Isle of Man.  These entities (the “Owners”) were organized as special purpose companies for the purpose of acquiring one of four oil tankers (each a “Vessel”, together the “Vessels”) from Chevron Transport Corporation (“Chevron”) which were concurrently chartered on long-term charter agreements back to Chevron.  California Petroleum Transport Corporation, acting as agent on behalf of the Owners, issued as full recourse obligations Term Mortgage Notes and Serial Mortgage Notes (the Serial and Term Notes), and subsequently loaned the proceeds to the Owners in the form of Term Mortgage Loans and Serial Mortgage Loans (the “Term Loans” and “Serial Loans” respectively) to fund the acquisition of the Vessels from Chevron.  The final tranche of the principal balances of the Serial Loans payable by the Company to California Petroleum Transport Corporation matured on April 1, 2003.

The Company’s only source of funds with respect to the Term Loans is payments from Chevron, including Termination Payments.  The Company does not have any other source of funds for payment of the Term Loans.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

2.  Principal Accounting Policies

A summary of the Company’s accounting policies is set out below.

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
Interest payable on the Term Loans is accrued on a daily basis.

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

Recently issued Accounting Standards
In February 2007 the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS is effective for fiscal years beginning after November 15 2007. The Company does not expect the adoption of SFAS 159 to have an impact on its financial statements.

In December 2007 the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (SFAS 160). SFAS 160 is intended to improve the relevance, comparability and transparency of financial information that a reporting entity provides in its consolidated financial statements with reference to a non-controlling interest in a subsidiary. Such a non-controlling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to the parent entity. SFAS 160 is effective for fiscal years beginning on or after December 15 2008. The Company does not expect the adoption of SFAS 160 to have an impact on its financial statements.

In November 2007 the SEC issued Staff Accounting Bulletin No. 109 (SAB 109), relating to written loan commitments recorded at fair value through earnings. Previously Staff Accounting Bulletin No. 105 “Application of Accounting Principles to Loan Commitments” (SAB 105) provided the views of the staff regarding derivative loan commitments that are accounted for at fair value through earnings pursuant to Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities”. SAB 105 stated that in measuring the fair value of a derivative loan commitment, the staff believed it would be inappropriate to incorporate the expected net future cash flows related to the associated servicing of the loan. This new SAB 109 supersedes SAB 105 and expresses the current view of the staff that, consistent with the guidance in Statement of Financial Accounting Standards No. 156 “Accounting for Servicing of Financial Assets” and Statement of Financial Accounting Standards No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”, the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that the staff believed that internally-developed intangible assets (such as customer relationship intangible assets) should not be recorded as part of the fair value of a derivative loan commitment. SAB 109 retains that staff view and broadens its application to all written loan commitments that are accounted for at fair value through earnings. The Company adopted the provisions of SAB 109 as of December 31 2007. The adoption did not have any effect on the Company’s results of operations or financial position.

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

CalPetro Tankers (Bahamas I) Limited
Notes to the Financial Statements

4.  Finance Lease

The Company has chartered its Vessel on a long term bareboat charter (the “Initial Charter”) to Chevron Transport Corporation (the “Chevron”) which has a term expiring on April 1, 2015 subject to Chevron’s right to terminate the Initial Charter on certain specified dates. Chevron did not elect to terminate the Initial Charter on any of the specified dates, the last being April 1, 2009. A notice period of at least 12 months would have been required in order to exercise this option.

Chevron has the option to purchase the vessel for $1 on April 1, 2015 provided the Initial Charter is still in place. As at June 23, 2008 termination notice had been received from Chevron for the Initial Charter.

The following schedule lists the components of the net investment in finance lease:

(in thousands of $)	2007	2006
Total minimum lease payments to be received	34,759	40,604
Less: Unearned income	(8,830)	(11,255)
Net investment in finance lease	25,929	29,349

Lease payments under the charter agreement for each of the five succeeding years are as follows; $5,559,000 in 2008, $5,273,000 in 2009, $4,987,000 in 2010, $4,701,000 in 2011 and $4,415,000 in 2012.

5.  Deferred Charges

Deferred charges represent the capitalization of debt issue costs.  These costs are amortized over the term of the Loans on a straight line basis. The deferred charges are comprised of the following amounts:

(in thousands of $)	2007	2006
Debt arrangement fees	1,005	1,005
Accumulated amortization	(863)	(843)
	142	162

6.  Debt

(in thousands of $)	2007	2006
8.52% Term Loans due 2015	26,842	30,197
Less: current portion	(3,355)	(3,355)
	23,487	26,842

The outstanding debt as of December 31, 2007 is repayable as follows:

(in thousands of $)
Year ending December 31,
2008	3,355
2009	3,355
2010	3,355
2011	3,355
2012 and later	13,422
Total debt	26,842

The Term Loans bear interest at a rate of 8.52% per annum.  Interest is payable semi-annually on April 1 and October 1 each year. Principal is repayable on the Term Loans in accordance with a remaining nine year sinking fund schedule.

CalPetro Tankers (Bahamas I) Limited
Notes to the Financial Statements

If the Initial Charter is terminated, the scheduled mandatory sinking fund payments on the Term Loans will be revised so that the allocated principal amount of the Term Loans for the related Vessel will be redeemed on the remaining sinking fund redemption dates on a schedule that approximates level debt service with an additional principal payment on the maturity date of $7 million.

The table below provides the revised scheduled sinking fund redemption amounts and final principal payment of the Allocated Principal Amount of the Term Loans following termination of the related Initial Charter on each of the optional termination dates. The Company did not receive any notification from the Initial Charter of their intention to terminate the Initial Charter on April 1, 2003,  April 1, 2005  April 1, 2007 or April 1, 2009, therefore the Initial Charter remains in place with no Optional Termination Dates left.

Scheduled payment date	Initial Charter not terminated $’000	Initial Charter terminated 2009 $’000

April 1, 2008	3,355	3,355
April 1, 2009	3,355	3,355
April 1, 2010	3,355	1,770
April 1, 2011	3,355	1,920
April 1, 2012	3,355	2,080
April 1, 2013	3,355	2,260
April 1, 2014	3,355	2,450
April 1, 2015	3,357	9,652
	26,842	26,842

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

7.	Share Capital

(in $)	2007	2006
Authorized share capital:
1,000 shares of $1 each	1,000	1,000

Issued and outstanding share capital:
100 shares of $1 each	100	100

8.	Financial Instruments

Fair values
The carrying value and estimated fair value of the Company’s financial instruments at December 31, 2007 and 2006 are as follows:

(in thousands of $)	2007 Fair value	2007 Carrying value	2006 Fair value	2006 Carrying value

Restricted cash	2,180	2,180	2,176	2,176
8.52% Term Loans due 2015	28,836	26,842	32,198	30,197

The methods and assumptions used in estimating the fair values of financial instruments are as follows:

The carrying value of restricted cash, which is highly liquid, is a reasonable estimate of fair value.

The estimated fair value for fixed rate debt, being the Term Loans, is based on the quoted market price of these or similar debt when available.

CalPetro Tankers (Bahamas I) Limited
Notes to the Financial Statements

Concentrations of risk
The Company’s only source of funds for the repayment of the principal and interest on the Term Loans are from charterhire payments from Chevron, investment income and the proceeds, if any, from the sale of the Vessels. Accordingly, the Company’s ability to service its obligations on the Term Loans is wholly dependent upon the financial condition, results of operations and cash flows from Chevron.

9.	Related Party Transactions

Pursuant to a management agreement, Frontline is the Company’s Manager and Technical Advisor. Under the management agreement, Frontline is entitled to a Management Fee and a Technical Advisor’s Fee.

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

The Technical Advisor’s Fee was initially $10,000 per annum for the Vessel, payable semi-annually in arrears, during the initial first three year period as described above. On each subsequent anniversary of the closing of the issue of the Notes, the fee increases by four percent. In addition, the Technical Advisor is entitled to be reimbursed for the fees, costs and expenses of conducting periodic inspections of the Vessel.

Pursuant to a Designated Representative Agreement, CalPetro Holdings Limited (the “Designated Representative”) was appointed to represent California Petroleum as its Designated Representative to act on its behalf with respect to certain administrative matters such as the filing of periodic reports and financial statements with the Securities and Exchange Commission. The fee payable to the Designated Representative (the “Designated Representative Fee”) during the initial three year period described above was $15,000 per annum with a four percent increase on each subsequent anniversary of the closing of the issue of the Notes.

 Management fee expenses and management fee payable for the year ended and as of December 31, 2007, 2006, and 2005 are as follows:

(in thousands of $)	2007	2006	2005
Management fee expenses	41	40	38
Management fee payable	10	10	10

10.           Collateral Arrangements

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

As at December 31, 2007, Chevron holds an option to purchase the Vessel for $1 on April 1, 2015 provided the Initial Charter is still in place.

SIGNATURES

Subject to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CalPetro Tankers (Bahamas I) Limited

/s/ Kate Blankenship
Kate Blankenship
Director and Secretary

Date:  June 30, 2008

SK 02089 0006 896118