Form 20-F
period 2009-12-31
CALPETRO TANKERS (BAHAMAS I) LTD
filed 2010-04-29
CIK 923652

UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December, 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________

Commission file number	033-79220-01

CalPetro Tankers (Bahamas I) Limited
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

The Bahamas
(Jurisdiction of incorporation or organization)

Mareva House, 4 George Street, PO Box N-3937, Nassau, The Bahamas
(Address of principal executive offices)

Georgina Sousa, Telephone: (1) 441 295 6935, Facsimile: (1) 441 295 3494, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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

Yes ☐                                            No☒

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

Yes ☐                                            No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

        Item 17 ☐                                           Item 18 ☐

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

A.           Selected Financial Data

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2009, 2008 and 2007, and the selected balance sheet data with respect to the fiscal years ended December 31, 2009 and 2008, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations and retained earnings data with respect to the fiscal years ended December 31, 2006 and 2005, and the selected balance sheet data with respect to the fiscal years ended December 31, 2007, 2006 and 2005, have been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal Years ended December 31,
	2009	2008	2007	2006	2005
(in thousands of $, except share data)

Statement of operations data:
Total operating revenues	1,767	2,101	2,352	2,691	2,982
Net loss	(149)	(74)	(93)	(23)	(75)

Per share data:
Dividends per share	-	-	-	-	-

Balance sheet data:
Total assets	21,722	25,312	28,806	32,313	35,749
Current portion of long-term debt	3,355	3,355	3,355	3,355	3,355
Long-term debt	16,777	20,132	23,487	26,842	30,197
Stockholder's equity	1,117	1,266	1,340	1,433	1,456
Number of shares	100	100	100	100	100

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the offer and use of proceeds

Not applicable.

D.           Risk Factors

We are currently engaged in leasing a vessel that is involved in the transportation of crude oil and oil products. Our vessel the Cygnus Voyager, or our Vessel, is currently operated under a bareboat charter, or Initial Charter, to Chevron Transport Corporation, which we refer to as Chevron. The term of the Initial Charter expires on April 1, 2015. Chevron's final option to terminate the Charter on April 1, 2009 has passed. On April 1, 2015, Chevron has the option to purchase our Vessel for $1.

The following summarizes some of the risks that may materially affect our business, financial condition or results of operations.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates, which may adversely affect our earnings when the Initial Charter expires if Chevron does not exercise its purchase option

Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of, and demand for, tanker capacity. If the tanker market is depressed, in the future our earnings and available cash flow may decrease. Our ability to re-charter our Vessel on the expiration of the Initial Charter if Chevron does not exercise its purchase option and the charter rates payable under any renewal or replacement charter, will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

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

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The current global economic crisis may reduce demand for transportation of oil over longer distances and supply of tankers to carry that oil, which may materially affect our revenues, profitability and cash flows.

Any decrease in shipments of crude oil may adversely affect our financial performance at the end of the Initial Charter if Chevron does not exercise its purchase option

The demand for oil tankers derives primarily from demand for Arabian Gulf and West African crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. In July 2008, oil prices rose to a high of approximately $143 per barrel before decreasing to approximately $38 per barrel by the end of December 2008, and rising to approximately $75 per barrel in mid-February 2010

Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

•	increased crude oil production from other areas;

•	increased refining capacity in the Arabian Gulf or West Africa;

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;

•	a decision by Arabian Gulf or West African oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

•	armed conflict in the Arabian Gulf and West Africa and political or other factors; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability when the Initial Charter expires if Chevron does not exercise its purchase option

Currently, shipyards are booked to produce a large number of new tankers. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates may have a material adverse effect on our results of operations when the Initial Charter expires if Chevron does not exercise its purchase option.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows

Over the recent period, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and governments around the world have taken highly significant measures in response to such events, and may implement other significant responses in the future.

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

We face risks attendant to changes in economic environments, changes in interest rates and instability in securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows.

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

Safety, environmental and other governmental requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse effect on our business and financial results at the end of the Initial Charter if Chevron does not exercise its purchase option

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our Vessel operates and the country in which our Vessel is registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. These regulations include the United States Oil Pollution Act of 1990, or OPA, the United States Clean Air Act and United States Clean Water Act, the United States Marine Transportation Security Act of 2002, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended, or CLC, the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966, or LL Convention, and implementing regulations adopted by the International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by vessels), the European Union, and other international, national and local regulatory bodies.

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

Acts of piracy on oceangoing vessels have recently increased in frequency, which could adversely affect our business

Acts of piracy have historically affected oceangoing vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. If these pirate attacks result in regions in which our Vessel is deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any of these events may result in loss of revenues, increased costs and decreased cash flows to Chevron, which could impair its ability to make payments to us under our Initial Charter.

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

We may not be able to pay down our debt in the future, which could result in the loss of our Vessel

Currently, we must dedicate a large portion of our cash flow from operations to satisfy our debt service obligations. Our ability to pay interest on, and other amounts due in respect of, our Term Loans, defined below, will depend on our future operating performance, prevailing economic conditions and financial, business and other factors, many of which are beyond our control. There can be no assurance that our cash flow and capital resources will be sufficient for payment of our indebtedness in the future. If we are unable to service our indebtedness or obtain additional financing, as needed, this could have a material adverse effect on the holders of the Term Loans.

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

Our Vessel may call on ports located in countries that are subject to restrictions imposed by the United States government, which could adversely affect investor perceptions

The Initial Charter is a bareboat charter and, from time to time, our Vessel may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. Although these sanctions and embargoes do not prevent our Vessel from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for the Notes, defined below. Investor perception of the value of the Notes may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2009, we had $20.1 million in total indebtedness outstanding and stockholders' equity of $1.1 million. The degree to which we are leveraged could have important consequences for the holders of the Notes, including:

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

Our principal executive offices are located at Mareva House, 4 George Street, PO Box N-3937, Nassau, The Bahamas.

B.           Business Overview

Our Vessel, is a 150,000 dwt Suezmax oil tanker, which was acquired from Chevron. Suezmax tankers are medium-sized vessels ranging from approximately 120,000 to 200,000 dwt, and of the maximum length, breadth and draft requirements to be capable of passing fully loaded through the Suez Canal.

Our Vessel is initially chartered to Chevron for a term expiring on April 1, 2015, subject to Chevron's right to terminate the Initial Charter on April 1, 2009. No notice was received within the 12 months prior to the option date as required by the Initial Charter, so Chevron was prevented from invoking its right to terminate on April 1, 2009, therefore, the charter continues to April 1, 2015. Chevron has the option to purchase our Vessel for $1 on April 1, 2015 provided the Initial Charter is still in place.

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

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our Vessel. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our Vessel may operate or is registered and compliance with such laws, regulations and other requirements may entail significant expense.

Our vessel is subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations, including local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other approvals required by some of these entities could require us to incur substantial costs or temporarily suspend operation of our Vessel.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards.  We believe that the operation of our Vessel is in substantial compliance with applicable environmental laws and regulations and that our Vessel has all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful life of our vessel. In addition additional legislation or regulation applicable to the operation of our Vessel that may be implemented in the future could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by ships, or the IMO, has adopted several international conventions that regulate the international shipping industry, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.

The operation of our Vessel is also affected by the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea, or SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that our appointed ship managers have developed.

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
Category 1 oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks

April 5, 2005 for ships delivered on April 5, 1982 or earlier; or 2005 for ships delivered after April 5, 1982
Category 2 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements
and
Category 3 - oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.

April 5, 2005 for ships delivered on April 5, 1977 or earlier
2005 for ships delivered after April 5, 1977 but before
January 1, 1978
2006 for ships delivered in 1978 and 1979
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

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

Noncompliance with the ISM Code or with other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports, including United States and European Union ports.

United States

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, is an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our Vessel.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels.

OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $3,000 per gross tons or $22.0 million per single hull tanker, and $1,900 per gross ton or $16.0 million per double hull tanker, respectively, and specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.  CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

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

Other U.S. Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances, and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessel is subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessel, to the extent it operates in such port areas with restricted cargoes, is equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our Vessel, to the extent it operates in covered port areas, is already equipped with vapor recovery systems that satisfy these existing requirements.

European Union

The European Union has adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. In addition, European Union regulations enacted in 2003 now prohibit all single hull tankers from entering into its ports or offshore terminals.

Greenhouse Gas Regulation

The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax.  Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security, including the U.S. Maritime Transportation Security Act of 2002, or MTSA, amendments to SOLAS, and a requirement that any vessel trading internationally obtain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. We believe that our fleet is currently in compliance with applicable security requirements.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the International Association of Classification Societies. We believe that our Vessel is certified as being "in-class" by a recognized classification society.

Risk of Loss and Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, environmental mishaps, cargo and property losses or damage and business interruptions caused by adverse weather and ocean conditions, mechanical failures, human error, political action in various countries, war, terrorism, piracy, labor strikes and other circumstances or events. Pursuant to the Initial Charter, our Vessel may be operated throughout the world in any lawful trade for which our Vessel is suitable, including carrying oil and its products. In the past, political conflicts in many regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to acts of terrorism and piracy. In addition, the carriage of petroleum products is subject to the risk of spillage and leakage. Any such event may result in increased costs or the loss of revenues or assets, including our Vessel.

Under the Initial Charter, Chevron is entitled to self-insure against marine and war risks relating to our Vessel and against protections and indemnity risks relating to our Vessel during the term of the Initial Charter and, accordingly, purchasers of the Notes cannot rely on the existence of third-party insurance. There can be no assurance that all risks will be adequately insured against, that any particular loss will be covered or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, stricter environmental regulations may result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage or pollution.

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

Our Vessel was initially chartered to Chevron for a term expiring on April 1, 2015, subject to Chevron's right to terminate the Initial Charter on April 1, 2009. No notice was received within the 12 months prior to the option date as required by the Initial Charter, so Chevron was prevented from invoking its right to terminate on April 1, 2009, therefore, the charter continues to April 1, 2015.

Market Overview and Trend Information

According to Industry sources, the average TCE rate for a modern Suezmax was $27,000/day throughout the year; ranging from a high of $57,000/day in the beginning of January to a low of $7,000/day in mid-August. The average TCE rate for the first quarter was $42,600/day compared to $24,000/day, $14,000/day and $27,500/day for the remaining quarters respectively.

The tanker market began the year rather strongly, as the world economic downturn did not have a significant effect on tanker rates. The demand for oil remained high and the supply of tonnage remained tight. In addition, primarily due to "contango" in the oil markets, some 45 to 50 VLCCs on average throughout this period were employed in storage of oil.  This, in conjunction with weak fleet growth for 2008 and the first quarter of 2009, positioned owners for increased rates. However, significant factors, such as projections of reduced global oil demand and a high and steady influx of new tonnage, inevitably tended to have a countervailing negative impact.

Transport distances fell sharply in the first half of the year but recovered substantially throughout the second half due to China's large crude oil importing program and build up of reserves. Industry sources estimate that 2009 experienced a reduction of 4.3% in total tanker ton-mile demand compared with 2008. In contrast, the fourth quarter remained relatively steady (-0.1%) year-on-year. Storage was at the level of the first half of the year, but oil demand decreased and newbuilding deliveries began to increase in frequency. Removals from the fleet were below expectations, but fleet growth should slow down as the 2010 phase out deadline for single hull vessels approaches. Delays in the Turkish straits increased towards the end of the year with approximately 6 to 7 days waiting time through the Bosporus and Dardanelles through much of November and all of December. Port strikes in Fos and Lavera also contributed to a tightening tonnage supply.

Global oil demand remains the most important driver for ton-mile demand, and as oil demand decreased by 1.5% in 2009, ton-miles subsequently dropped by about 4.3%. However, the average transportation distance is increasing year-on-year as China and India are enhancing their West Africa and Central and South American crude programs. Furthermore, expected increased trade volume between the Persian Gulf and the U.S. should also help boost the 2010 ton-mile demand, which industry sources currently estimate at approximately 7% larger than in 2009.

According to the February 2010 report from the International Energy Agency, or "IEA", average OPEC production is estimated at 28.7 million barrels per day in 2009. The expected 2010 OPEC production output figure has not yet been published by the IEA.  However, the IEA estimates a production figure of 29.1 million barrels per day for January 2010, which is equivalent to their production output in January 2009.

The IEA further estimates that the average world oil demand was 84.9 million barrels per day in 2009, which represents a decrease of 1.5% or 1.3 million barrels per day from 2008. For 2010, the world oil demand is estimated at 86.6 million barrels per day, representing an increase of 2% or 1.7 million barrels per day from 2009.

Throughout 2009, the oil majors continued to discriminate against single hull tankers. An increasing number of port and flag states also announced their reluctance to accept such vessels beginning in January 2010. Subsequently, the market for these vessels has started to diminish, leaving only a few areas in East Asia where they are still allowed to trade.

The bunker (vessel fuel oil) market followed movements in the oil market closely in 2009. The average bunker price in Philadelphia was approximately $378/mt, which represents a decrease of $133/mt from 2008. The prices ranged from a low of $221/mt at the beginning of January to a high of $491.5/mt at the beginning of December.

According to the 'World Economic Outlook - Update' published by The International Monetary Fund, or "IMF", in January 2010, World Output, or GDP, decreased 0.8% in 2009, which was a substantial downward shift compared to the 2009 3% growth estimate as reported in October 2008. For 2010 and 2011, however, the IMF forecasts World GDP growth of 4.2% and 4.3%, respectively.

Furthermore, the IMF reported a U.S. GDP decrease of 2.5% for 2009, down from the 2008 increase of 0.4%. It is, however, estimated that U.S. GDP will increase by 2.7% in 2010.

While the Euro area (Germany, France, Italy and Spain) and Japan both experienced a decrease in GDP throughout 2009 of 3.9% and 5.3%, respectively, they are also expected to report GDP growth for both 2010 and 2011.

The emerging and developing economies increased their GDP by 2% for 2009, which represents a decrease from their 2008 growth of 6%. Current estimates, however, estimate a healthier economy in the next four years with a predicted growth rate of approximately 6% for 2010 and 2011, according to the IMF.

China reported figures consistent with expectations. After an unprecedented domestic industry build-up, China's GDP increased by 8.7% throughout 2009. While this represents a small decrease in growth relative to the 9.6% growth experienced in 2008, the IMF has forecast GDP growth of about 10% for 2010 and 2011.

The total Suezmax fleet increased by approximately 13% in 2009 to 393 vessels. Throughout the year, a total of 46 new vessels were delivered to owners and 24 new orders were placed. The total order book consisted of 134 vessels at the end of the year, which represented approximately 34% of the existing fleet.

Throughout 2010, it is estimated that 62 Suezmaxes will enter the market, including 24 in the first quarter. This substantial amount of new tonnage will be cushioned, to some extent, by the expected phase-out program of single hull vessels which, at the end of 2009, consisted of 33 Suezmaxes. Finally, to help mitigate the future influx of vessels, we expect further changes to orders such as cancellations, delays and deferrals.

Operating results

Year ended December 31, 2009 compared with the year ended December 31, 2008

Total Revenues

(in thousands of $)	2009	2008	Change

Finance lease interest income	1,767	2,101	(16)%

Revenue comes in the form of charterhire from Chevron which is then allocated between capital and interest. Interest income has fallen in line with expectations. As the value of the finance lease falls on an annual basis, so does the interest allocated to the finance lease.

Expenses

(in thousands of $)	2009	2008	Change

Interest expense	1,787	2,073	(14)%
Amortization of deferred charges	19	21	(10)%

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

Liquidity and Capital Resources

As of December 31, 2009, revenues from the Initial Charter were sufficient to pay our obligations under the Term Loans. Chevron's option to terminate the Initial Charter on the last specified termination date, April 1, 2009, has now passed, therefore the charter will run until April 1, 2015.

Off-balance Sheet Arrangements

None.

Tabular disclosure of Contractual Obligations

As at December 31, 2009, we had the following contractual obligations and commitments:

	Payments due by period
(in thousands of $)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Term Loans (8.52%)	3,355	6,710	6,710	3,357	20,132
Interest payable	1,572	2,287	1,144	143	5,146
Total contractual obligations	4,927	8,997	7,854	3,500	25,278

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

Recent accounting pronouncements

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1 Guidance on Interim Fair Value Disclosures, (codified in ASC 825), which expands the fair value disclosures required for all financial instruments within the scope of this topic to interim periods for publicly traded entities. Entities must disclose the method(s) and significant assumption(s) used to estimate the fair value of financial instruments in financial statements on an interim basis and to highlight any changes in the methods and significant assumptions from prior periods. The guidance is effective for interim and annual periods ending after June 15, 2009 and adoption of this FSP did not have a material effect on our financial statements.

In May 2009, the FASB issued Statement No. 165 Subsequent Events, ("FAS 165"), (codified in ASC 855). This Statement provides guidance on management's assessment of subsequent events. The guidance clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued." Management must perform its assessment for both interim and annual financial reporting periods. The new guidance is effective prospectively for interim and annual periods ending after June 15, 2009. Adoption of the Statement did not have a material effect on the Company's financial statements. In February 2010, the FASB amended the subsequent events guidance issued in May 2009 to remove the requirement for SEC filers to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The amendment is effective upon issuance. The adoption of this guidance did not have a material effect on our financial statements.

 In June 2009, the FASB issued Statement No. 168, Statement on Codification and Hierarchy of Generally Accepted Accounting Principles, ('FAS 168'), (codified in ASC 105). The Statement is a replacement for FAS 162. The GAAP hierarchy has been modified to include only two levels of GAAP; authoritative and non-authoritative. The Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this Statement did not have a material effect on the Company's financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Name	Age	Position

Tor Olav Trøim	47	Director and President
Kate Blankenship	45	Director and Secretary

Tor Olav Trøim has been a director of the Company since October 31, 2001. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Trøim has been a director of Seatankers Management in Cyprus. Mr. Trøim serves as a director of ITCL, Seadrill Limited, Golden Ocean Group Limited, Golar LNG Energy Limited, Aktiv Kapital ASA, Marine Harvest Group and as an alternate director of Frontline Ltd.

Kate Blankenship has been a director of the Company since October 31, 2001. Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline from 1994 until October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007 and Secretary of Knightsbridge from December 2000 to March 2007. Mrs. Blankenship has been a director of Ship Finance International Limited since October 2003. Mrs. Blankenship has served as a director of ITCL since February 2008, Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004 and Golar LNG Energy Limited since June 2009. Mrs. Blankenship has served as a director of Seadrill Limited since May 2005. She is a member of the Institute of Chartered Accountants in England and Wales.

B.           Compensation

During the year ended December 31, 2009, we paid no compensation to our directors and officers.

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

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

As of April 29, 2010, except as set forth below, the Company is not aware of any beneficial owner of more than 5% of its Common Stock.

Class of Shares	Name and address of Beneficial Owners	Number of Shares	Percent of Class

Unclassified Common Shares	California Tankers Investment Limited (1)	100	100%

(1)
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

All the issued and outstanding shares of our capital stock have been pledged by us to California Petroleum Transport Corporation, or CPTC, pursuant to the stock pledge agreement between us and CPTC, and are being held by the Bank of New York, as successor to the Chase Manhattan Trust Company of California and JP Morgan Chase, or the Collateral Trustee, as part of the collateral for the Notes. ITC has full voting control over us subject to the rights of the Collateral Trustee.

The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.           Related Party Transactions

As discussed in Item 4 "Information on the Company", Frontline, our ultimate parent, is also our Manager. Under the Management Agreement, Frontline is entitled to a management fee and a technical advisor's fee.

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

Management fee expenses and management fees payable for the years ended and as of December 31, 2009, 2008 and 2007 are as follows:

(in thousands of $)	2009	2008	2007
Management fee expenses	45	43	41
Management fee payable	11	21	10

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

C.           Material Contracts

The Company entered into an amendment to the Collateral Trust Agreement.

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

E.           Taxation

No Bahamian income or withholding taxes are imposed on the payment by the Company of any principal or interest to any holder of Notes who is either an individual citizen or resident of the United States or an entity formed under the laws of the United States. There is no income tax treaty currently in effect between the United States and The Bahamas but an exchange of information treaty on tax issues is in effect.

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330. The Commission maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, documents referred to in this annual report may be inspected at the our registered office at Mareva House, 4 George Street, PO Box N-3937, Nassau, The Bahamas or at the offices of our Manager at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08.

I.           Subsidiary Information

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)           Quantitative information about market risk

Quantitative information about market risk instruments at December 31, 2009 is as follows:

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable on April 1 and October 1 of each year. Principal is repayable on the Term Loans in accordance with a remaining 6-year sinking fund schedule.

The table below provides the scheduled sinking fund redemption amounts and final principal payment of the allocated principal amount of the Term Loans.

Scheduled payment date	$'000
April 1, 2010	3,355
April 1, 2011	3,355
April 1, 2012	3,355
April 1, 2013	3,355
April 1, 2014	3,355
April 1, 2015	3,357
20,132

(b)           Qualitative information about market risk

We were organized for the purpose of acquiring and chartering our Vessel, which is currently on a bareboat charter until 2015. We have no sources for the payment of the principal of, and the interest on, the Notes except for the Restricted Cash accounts held by the Trustee. Accordingly, our ability to pay debt service on the Notes is wholly dependent upon our financial condition, results of operation and cash flows from our Vessel's operation. As such, we believe that we are not exposed to any material market risk.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15(T). CONTROLS AND PROCEDURES

(a)           Disclosure controls and procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of December 31, 2009, the end of the period covered by this annual report. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2009. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2009.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2009 and 2008 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2009	2008
Audit fees (a)	40	25
Audit related fees (b)	-	-
Tax fees (c)	-	-
All other fees (d)	-	-
Total	40	25

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

The report of Grant Thornton on the financial statements of the Company as of December 31, 2007 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of the Company's financial statements for the year ended December 31, 2007 and through the period ended August 13, 2008, there were no disagreements with Grant Thornton on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to the matter of such disagreements in their reports.

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

4.4
Amendment No. 2 to the Collateral Trust Agreement among CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, CalPetro Tankers (IOM) Limited, The Bank of New York Mellon Trust Company, N.A., as indenture trustee, The Bank of New York Trust Company, N.A., as collateral trustee and California Petroleum Transport Corporation, dated as of April 1, 2010.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
CalPetro Tankers (Bahamas I) Limited

We have audited the accompanying balance sheet of CalPetro Tankers (Bahamas I) Limited (the "Company") as of December 31, 2009 and December 31, 2008, and the related statements of operations and retained earnings, and cash flows for each of the years then ended.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company as of December 31, 2007 and for the year then ended were audited by other auditors whose report dated June 20, 2008 expressed an unqualified opinion on those statements.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalPetro Tankers (Bahamas I) Limited as of December 31, 2009 and December 31, 2008 and the results of its operations and retained earnings and cash flows for each of the two years ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
April 29, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors
CalPetro Tankers (Bahamas I) Limited

We have audited the accompanying statements of operations and retained earnings, and cash flows of CalPetro Tankers (Bahamas I) Limited for the year ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of CalPetro Tankers (Bahamas I) Limited for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Grant Thornton LLP
New York, New York
June 20, 2008

CalPetro Tankers (Bahamas I) Limited
Statements of Operations and Retained Earnings for the years ended December 31, 2009, 2008 and 2007
(in thousands of $)

	2009	2008	2007
Operating revenues
Finance lease interest income	1,767	2,101	2,352
Total operating revenues	1,767	2,101	2,352
Operating expenses
Administrative expenses	(119)	(115)	(122)
Total operating expenses	(119)	(115)	(122)
Net operating income	1,648	1,986	2,230
Other income (expenses)
Interest income	9	34	56
Interest expense	(1,787)	(2,073)	(2,358)
Amortization of deferred charges	(19)	(21)	(21)
Net other expenses	(1,797)	(2,060)	(2, 323)
Net loss	(149)	(74)	(93)

Retained earnings at the start of the year	1,266	1,340	1,433
Retained earnings at the end of the year	1,117	1,266	1,340

The accompanying notes are an integral part of these financial statements.

CalPetro Tankers (Bahamas I) Limited
Balance Sheets as of December 31, 2009 and 2008
(in thousands of $)

	2009	2008

ASSETS
Current assets:
Restricted cash	2,108	2,173
Current portion of net investment in finance lease	3,457	3,453
Interest receivable	401	473
Other current assets	2	3
Total current assets	5,968	6,102
Net investment in finance lease, less current portion	15,653	19,090
Deferred charges	101	120
Total assets	21,722	25,312

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Accrued interest	429	500
Current portion of long-term debt	3,355	3,355
Other current liabilities	44	59
Total current liabilities	3,828	3,914
Long-term debt	16,777	20,132
Total liabilities	20,605	24,046

Stockholder's equity:
Unclassified stock: 100 shares of $1 par value	-	-
Retained earnings	1,117	1,266
Total stockholder's equity	1,117	1,266
Total liabilities and stockholder's equity	21,722	25,312

The accompanying notes are an integral part of these financial statements.

CalPetro Tankers (Bahamas I) Limited
Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007
(in thousands of $)

	2009	2008	2007

Net loss	(149)	(74)	(93)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred charges	19	21	21
Changes in assets and liabilities:
Interest receivable	72	73	72
Other current assets	1	7	(1)
Accrued interest payable	(71)	(72)	(71)
Other current liabilities	(15)	7	11
Net cash used in operating activities	(143)	(38)	(61)

Investing activities:
Finance lease payments received	3,433	3,386	3,420
Maturity (placement) of restricted cash	65	7	(4)
Net cash provided by investing activities	3,498	3,393	3,416

Financing activities:
Repayments of term loan	(3,355)	(3,355)	(3,355)
Net cash used in financing activities	(3,355)	(3,355)	(3,355)
Net increase in cash and cash equivalents	-	-	-
Cash and cash equivalents at start of the year	-	-	-
Cash and cash equivalents at end of the year	-	-	-

Supplemental disclosure of cash flow information:
Interest paid	1,858	2,144	2,430

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

Financing lease and revenue recognition

The long-term charter agreement between the Company and Chevron transfers to Chevron all the risks and rewards associated with ownership, other than legal title, and contains a bargain purchase option. As such, it is classified as a direct financing lease in accordance with Statement of Financial Accounting Standards No. 13 (codified ASC 840).

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

CalPetro Tankers (Bahamas I) Limited
Notes to the Financial Statements  (continued)

2.           ACCOUNTING POLICIES (continued)

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

Taxation

No Bahamian income or withholding taxes are imposed on the payment by the Company of any principal or interest to any holder of Notes who is either an individual citizen or resident of the United States or an entity formed under the laws of the United States. There is no income tax treaty currently in effect between the United States and The Bahamas but an exchange of information treaty on tax issues is in effect.

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

3.           RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1 Guidance on Interim Fair Value Disclosures, (codified in ASC 825), which expands the fair value disclosures required for all financial instruments within the scope of this topic to interim periods for publicly traded entities. Entities must disclose the method(s) and significant assumption used to estimate the fair value of financial instruments in financial statements on an interim basis and to highlight any changes in the methods and significant assumptions from prior periods. The guidance is effective for interim and annual periods ending after June 15, 2009 and adoption of this FSP did not have a material effect on our financial statements.

In May 2009, the FASB issued Statement No. 165 Subsequent Events, ("FAS 165"), (codified in ASC 855). This Statement provides guidance on management's assessment of subsequent events. The guidance clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued." Management must perform its assessment for both interim and annual financial reporting periods. The new guidance is effective prospectively for interim and annual periods ending after June 15, 2009. Adoption of the Statement did not have a material effect on the Company's financial statements. In February 2010, the FASB amended the subsequent events guidance issued in May 2009 to remove the requirement for SEC filers to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The amendment is effective upon issuance. The adoption of this guidance did not have a material effect on our financial statements.

CalPetro Tankers (Bahamas I) Limited
Notes to the Financial Statements  (continued)

3.           RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

 In June 2009, the FASB issued Statement No. 168, Statement on Codification and Hierarchy of Generally Accepted Accounting Principles, ('FAS 168'), (codified in ASC 105). The Statement is a replacement for FAS 162. The GAAP hierarchy has been modified to include only two levels of GAAP; authoritative and nonauthoritative. The Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this Statement did not have a material effect on the Company's financial statements.

4.           RESTRICTED CASH

The restricted cash accounts were established and are maintained by The Bank of New York Mellon (as successor to the Chase Manhattan Trust Company of California and JPMorgan Chase) as the collateral trustee who maintains the accounts as collateral agent for the equal and ratable benefit of the holders of the Term Notes. Charterhire payments are deposited into a revenue account and these funds can only be used to fund the principal and interest due on the Term Notes and any operating costs in relation to the Owners.

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

The following schedule lists the components of the net investment in finance lease:

(in thousands of $)	2009	2008
Total minimum lease payments to be received	23,927	29,200
Less: unearned income	(4,817)	(6,657)
Net investment in finance lease	19,110	22,543
Less current portion	(3,457)	(3,453)
	15,653	19,090

Lease revenues under the charter agreement for each of the succeeding years are as follows:

(in thousands of $)
Year ending December 31,
2010	4,987
2011	4,701
2012	4,415
2013	4,129
2014	3,844
2015	1,851
Total minimum lease revenues	23,927

CalPetro Tankers (Bahamas I) Limited
Notes to the Financial Statements  (continued)

6.           DEFERRED CHARGES

(in thousands of $)	2009	2008
Debt arrangement fees	1,005	1,005
Accumulated amortization	(904)	(885)
	101	120

7.           DEBT

(in thousands of $)	2009	2008
8.52% Term Loans due 2015	20,132	23,487
Less: current portion	(3,355)	(3,355)
	16,777	20,132

The outstanding debt as of December 31, 2009 is repayable as follows:

Year ending December 31
(in thousands of $)
2010	3,355
2011	3,355
2012	3,355
2013	3,355
2014	3,355
2015	3,357
Total debt	20,132

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable semi-annually on April 1 and October 1 each year. Principal is repayable on the Term Loans in accordance with a remaining six year sinking fund schedule. The Term Loans notes include certain covenants such as restriction on the payment of dividends and making additional loans or advances to affiliates. At December 31, 2009 the Company was in compliance with these covenants.

The Company is jointly and severally liable with the other Owners for all the Owners obligations and liabilities in relation to the Term Loans but only to the extent of the proceeds received by California Petroleum Transport Corporation from California Petroleum Transport Corporation's right, title and interest in and to the collateral.

8.           SHARE CAPITAL

(in $)	2009	2008
Authorized share capital:
1,000 shares of $1 each	1,000	1,000

Issued and outstanding share capital:
100 shares of $1 each	100	100

CalPetro Tankers (Bahamas I) Limited
Notes to the Financial Statements  (continued)

9.           FINANCIAL INSTRUMENTS

Fair values

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2009 and 2008 are as follows:

(in thousands of $)	2009 Carrying value	2009 Fair value	2008 Carrying value	2008 Fair value
Restricted cash	2,108	2,108	2,173	2,173
8.52% Term Loans due 2015	20,132	20,414	23,487	26,909

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

CalPetro Tankers (Bahamas I) Limited
Notes to the Financial Statements  (continued)

10.           RELATED PARTY TRANSACTIONS (continued)

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

Management fee expenses and management fees payable for the year ended and as of December 31, 2009, 2008, and 2007 are as follows:

(in thousands of $)	2009	2008	2007
Management fee expenses	45	43	41
Management fee payable	11	21	10

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

As at December 31, 2009, Chevron holds an option to purchase the Vessel for $1 on April 1, 2015.

SIGNATURES

Subject to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CalPetro Tankers (Bahamas I) Limited

/s/ Kate Blankenship
Kate Blankenship
Director and Secretary

Date: April 29, 2010