Form 20-F
period 2011-12-31
CALPETRO TANKERS (BAHAMAS I) LTD
filed 2012-03-16
CIK 923652

UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

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

Yes ☐                                            No ☒

INDEX TO REPORT ON FORM 20-F

PART I

PART II

PART III
ITEM 17.FINANCIAL STATEMENTS	28
ITEM 18.FINANCIAL STATEMENTS	28
ITEM 19.EXHIBITS	28

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

A.           Selected Financial Data

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2011, 2010 and 2009, and the selected balance sheet data with respect to the fiscal years ended December 31, 2011 and 2010, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations and retained earnings data with respect to the fiscal years ended December 31, 2008 and 2007, and the selected balance sheet data with respect to the fiscal years ended December 31, 2009, 2008 and 2007, have been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal Years ended December 31,
	2011	2010	2009	2008	2007
(in thousands of $, except number of shares)

Statement of operations data:
Total operating revenues	1,167	1,457	1,767	2,101	2,352
Net loss	(200)	(164)	(149)	(74)	(93)

Per share data:
Dividends per share	-	-	-	-	-

Balance sheet data:
Total assets	14,558	18,130	21,722	25,312	28,806
Current portion of long-term debt	3,355	3,355	3,355	3,355	3,355
Long-term debt	10,067	13,422	16,777	20,132	23,487
Equity	753	953	1,117	1,266	1,340
Number of shares	100	100	100	100	100

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the offer and use of proceeds

Not applicable.

D.           Risk Factors

We are currently engaged in leasing a vessel that is involved in the transportation of crude oil and oil products. Our vessel, the Cygnus Voyager, or our Vessel, is currently operated under a bareboat charter, or the Initial Charter, to Chevron Transport Corporation, which we refer to as Chevron. The term of the Initial Charter expires on April 1, 2015 and Chevron is not entitled to terminate the charter prior to its expiration. On April 1, 2015, Chevron has the option to purchase our Vessel for $1.

The following risks relate principally to the industry in which we operate and our business in general. Any of the risk factors could materially and adversely affect our business, financial condition or results of operations.

If the tanker industry, which historically has been cyclical and volatile, continues to be depressed or declines further in the future, our revenues, earnings and available cash flow may be adversely affected when the Initial Charter expires if Chevron does not exercise its purchase option

Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity. After reaching highs during the summer of 2008, charter rates for crude oil carriers fell dramatically during the global financial crisis and current rates continue to remain at relatively low levels compared to the rates achieved in the years preceding the global financial crisis. Fluctuations in charter rates and tanker values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. According to industry sources, newbuilding deliveries for Suezmax oil tankers in 2010 and 2011increased from their relatively low levels in 2009, and newbuilding vessels representing approximately 24% of the global Suezmax tanker fleet are expected to be delivered from the yard and enter into service during 2012 and 2013. These factors may adversely affect the rates payable and the amounts we receive in respect of our Vessel upon the expiration of the Initial Charter, if Chevron does not exercise its purchase option. The charter rates payable under any renewal or replacement charter we enter into for the Vessel will depend on, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charter we enter into will be sufficient to allow us to operate our Vessel profitably.

The factors that influence demand for tanker capacity include:

•	supply and demand for oil and oil products;

•
global and regional economic and political conditions including developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production and armed conflicts;

•	regional availability of refining capacity;

•	environmental and other legal and regulatory developments;

•	the distance oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;
•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	currency exchange rates;
•	weather and acts of God and natural disasters;
•	competition from alternative sources of energy and for other shipping companies and other modes of transportation; and
•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars;
•	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.

The factors that influence the supply of tanker capacity include:

•	current and expected purchase orders for tankers;
•	the number of tanker newbuilding deliveries;
•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;

•	the scrapping rate of older tankers;

•	the successful implementation of the phase-out of single-hull tankers;

•	technological advances in tanker design and capacity;

•	tanker freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;
•	port and canal congestion;
•	price of steel and vessel equipment;

•	conversion of tankers other uses or conversion of other vessels to tankers;

•	the number of tankers that are out of service; and

•	changes in environmental and other regulations that may limit the useful lives of tankers.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. The current global economic condition may reduce demand for transportation of oil over longer distances and increase supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

The international tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will return to their previous levels

Charter rates in the tanker industry are volatile. We anticipate that future demand for our Vessel, and in turn our future charter rates, will be dependent upon economic growth in the world's economies as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that the charter rates that were paid prior to 2008 were the result of economic growth in the world economies that exceeds growth in global vessel capacity. There can be no assurance that economic growth will not stagnate or decline leading to a further decrease in vessel values and charter rates. A further decline in vessel values and charter rates would have an adverse effect on our business, financial condition and results of operation when the Initial Charter expires, if Chevron does not exercise its purchase option.

Any decrease in shipments of crude oil may adversely affect our financial performance at the end of the Initial Charter, if Chevron does not exercise its purchase option

The demand for our oil tanker derives primarily from demand for Arabian Gulf, West African, North Sea and Caribbean crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. In July 2008, oil prices rose to a high of approximately $143 per barrel before decreasing to approximately $38 per barrel by the end of December 2008 and then rising to approximately $92 per barrel as of the end of December 2010 and continuing to rise to approximately $100 by the end of December 2011.

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

In addition, the current economic conditions affecting the United States and world economies may result in reduced consumption of oil products and a decreased demand for our Vessel and lower charter rates upon the expiration of the Initial Charter, if Chevron does not exercise its purchase option, which could have a material adverse effect on our earnings and results of operations.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values and profitability when the Initial Charter expires if Chevron does not exercise its purchase option

In recent years, shipyards have produced a large number of new tankers. If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our Vessel may have a material adverse effect on our results of operations when the Initial Charter expires if Chevron does not exercise its purchase option.

Our results of operations may be subject to seasonal fluctuations upon the expiration of the Initial Charter, if Chevron does not exercise its purchase option, which may adversely affect our financial condition

We operate our Vessel in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates.  This seasonality may result in quarter-to-quarter volatility in our operating results, if our Vessel trades in the spot market following the expiration of the Initial Charter.  Peaks in tanker demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States.

Because the market value of our Vessel may fluctuate significantly, we may incur losses if we sell the Vessel upon the expiration of the Initial Charter, if Chevron does not exercise its purchase option, which may adversely affect our earnings

The fair market value of vessels may increase and decrease depending on but not limited to the following factors:

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	the availability of other modes of transportation;

•	cost of newbuildings;

•	shipyard capacity;

•	governmental or other regulations;

•	age of vessels;

•	prevailing level of charter rates;

•	the need to upgrade secondhand and previously owned vessels as a result of charterer requirements; and

•	technological advances in vessel design or equipment or otherwise.

During the period our Vessel is subject to the Initial Charter, we will not be permitted to sell it to take advantage of increases in vessel values without Chevron's agreement. If we sell the Vessel at a time when ship prices have fallen, the sale may be at less than the Vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that the Vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholders' equity.

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia.   Although sea piracy worldwide decreased slightly in 2011 for the first time in five years, throughout 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our Vessel is deployed being characterized by insurers as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including costs which may be incurred to the extent Chevron employs onboard security guards, could increase in such circumstances.  Chevron may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking as a result of an act of piracy against our Vessel, or an increase in cost, or unavailability of insurance for our Vessel, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to Chevron, which could impair its ability to make payments to us under our Initial Charter.

World events could affect our results of operations and financial condition

Terrorist attacks in New York on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, including Libya, and the presence of United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, such as the October 2002 M.V. Limburg, a very large crude carrier not related to us, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia.  Any of these occurrences, or the perception that our Vessel is a potential terrorist target, could have a material adverse impact on our business, financial condition and results of operations.

If our Vessel calls on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect investor perceptions

 The Initial Charter is a bareboat charter and, from time to time, our Vessel may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries, which could adversely affect our reputation and the market for the Term Notes, as defined below. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our Vessel, and those violations could in turn negatively affect our reputation. Investor perception of the value of our Term Notes may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We are highly dependent on Chevron and Chevron Corporation

We are highly dependent on the performance by Chevron of its obligations under the Initial Charter and by its guarantor, Chevron Corporation, of its obligations under its guarantee. A failure by Chevron and Chevron Corporation to perform their obligations under the Initial Charter could result in our inability to service the Term Loans, defined below. If the holders of the Term Notes had to enforce the mortgages securing the Term Notes, they may not be able to recover the principal and interest owed to them.

We may not be able to pay down our debt in the future, which could result in the loss of our Vessel

Currently, we must dedicate a large portion of our cash flow from operations to satisfy our debt service obligations. Our ability to pay interest on, and other amounts due in respect of, our Term Loans, defined below, will depend on our future operating performance, prevailing economic conditions and financial, business and other factors, many of which are beyond our control. There can be no assurance that our cash flow and capital resources will be sufficient for payment of our indebtedness in the future. If we are unable to service our indebtedness or obtain additional financing, as needed, this could have a material adverse effect on the holders of the Term Notes.

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain additional financing, if needed, upon the expiration of the Initial Charter if Chevron does not exercise its purchase option, on acceptable terms and otherwise negatively impact our business

Global financial markets and economic conditions have been, and continue to be, volatile. Recently, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, on acceptable terms. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations, including our debt service obligations, as they come due.

In addition, at times, lower demand for crude oil as well as diminished trade credit available for the delivery of such crude oil has led to decreased demand for tankers, creating downward pressure on charter rates.

If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

•
we may not be able to re-employ our Vessel upon the expiration of the Initial Charter if Chevron does not exercise its purchase option at charter rates as favorable to us as historical rates or at all or operate our Vessel profitably; and

•	the market value of our Vessel could decrease, which may cause us to recognize a loss if our Vessel is sold or if its value is impaired.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We operate in the highly competitive international tanker market which could affect our position at the end of the Initial Charter

The operation of tanker vessels and transportation of crude and petroleum products is an extremely competitive business. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than us. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. During the term of the Initial Charter we are not exposed to the risk associated with this competition. Upon the expiration of the Initial Charter, if Chevron does not exercise its purchase option, we will have to compete with other tanker owners, including major oil companies as well as independent tanker companies for charters. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in us achieving lower revenues from our Vessel.

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

Compliance with the above requirements may result in significant expense.  If our Vessel does not maintain its class or fails any annual, intermediate or special survey, the Vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We are subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect our business, results of operations and financial condition at the end of the Initial Charter if Chevron does not exercise its purchase option

Our operations will be subject to numerous laws and regulations, in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our Vessel operates or is registered, which can significantly affect the ownership and operation of our Vessel. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, the U.S. Clean Water Act, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, the IMO International Convention for the Prevention of Pollution from Ships of 1973, generally referred to as MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974, generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966 and the U.S. Maritime Transportation Security Act of 2002.  Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful life of our Vessel.  Compliance with such laws and regulations may require us to obtain certain permits or authorizations prior to commencing operations.  Failure to obtain such permits or authorizations could materially impact our business, results of operations and financial condition by delaying or limiting our ability to accept charterers.  We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Additionally, we cannot predict the cost of compliance with any new regulations that may be promulgated as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.

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

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports

The operation of our Vessel is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code.  The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  If we or Chevron fail to comply with the ISM Code, we may be subject to increased liability, may invalidate existing insurance or decrease available insurance coverage for our Vessel and such failure may result in a denial of access to, or detention in, certain ports.

 We may not have adequate insurance to compensate us if our Vessel is damaged or lost

Under the Initial Charter, Chevron bears all risks associated with the operation of our Vessel including the total loss of our Vessel. However, we cannot assure that we will be able to obtain adequate insurance coverage for our Vessel in the future or renew such policies on commercially reasonable terms, or at all, at the end of the Initial Charter, if Chevron does not exercise its purchase option, or that any particular claim will be paid. For example, more stringent environmental regulations have in the past led to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows and financial condition.  In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as the Vessel failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies may be subject to limitations and exclusions, which may increase our costs or lower their revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows and financial condition.  Furthermore, even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss of the Vessel.

Maritime claimants could arrest our Vessel, which could interrupt our cash flow

Crew members, suppliers of goods and services to our Vessel, shippers of cargo and other parties may be entitled to a maritime lien against our Vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of our Vessel could result a loss of earnings for the related off-hire period.

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

The operation of tankers involves certain unique operational risks

The operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If Chevron is unable to adequately maintain or safeguard our Vessel during the duration of the Initial Charter or if we are unable to adequately maintain or safeguard our Vessel when the Initial Charter expires, if Chevron does not exercise its purchase option, it may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition and results of operations.

The Initial Charter may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our Vessel upon the expiration of the Initial Charter, if Chevron does not exercise its purchase option

Currently, our Vessel is contractually committed to a bareboat charter with Chevron. Although the bareboat charter generally provides reliable revenues, it also limits the availability of the Vessel for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that, upon the expiration of the Initial Charter, if Chevron does not exercise its purchase option, we will be able to successfully re-employ our Vessel or renew our existing charter at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our Vessel could have a material adverse effect on our business, financial condition and results of operation.

Operational risks and damage to our Vessel could adversely impact our performance

Our Vessel and its cargo will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our Vessel suffers damage, it may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. During the duration of the Initial Charter, Chevron may have to pay drydocking costs that its insurance does not cover at all or in full; following the expiration of the Initial Charter if Chevron does not exercise its purchase option, we may have to pay such drydocking costs. The loss of revenues while the Vessel is being repaired and repositioned may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We or Chevron may be unable to find space at a suitable drydocking facility or our Vessel may be forced to travel to a drydocking facility that is not conveniently located relative to our Vessel's positions. The loss of earnings while the Vessel is forced to wait for space or to travel to more distant drydocking facilities may adversely affect our revenues received under the Initial Charter or any renewal charter we enter into upon the expiration of the Initial Charter.

The Term Notes may not be as liquid as other securities with established trading markets, which may affect the value of the Term Notes and your ability to trade them

The Term Notes, defined below, are not listed on any national securities exchange and have no established trading market. Consequently, the Term Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and warrants, and our financial performance. The placement agents for the Term Notes currently make a market for the Term Notes, but they are not obligated to do so and may discontinue their market making activity at any time. In addition, their market making activity is subject to the limits imposed by the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended. We cannot assure you that an active trading market will exist for the Term Notes or that any market for the Term Notes will be liquid.

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2011, we had $13.4 million in total indebtedness outstanding and equity of $0.8 million. The degree to which we are leveraged could have important consequences for the holders of the Term Notes, including:

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

We, along with CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited and CalPetro Tankers (IOM) Limited are wholly-owned by California Tankers Investments Limited, a company organized under the laws of The Bahamas, which is in turn a wholly-owned subsidiary of CalPetro Holdings Limited, an Isle of Man company. CalPetro Holdings Limited is a wholly-owned subsidiary of Independent Tankers Corporation, or ITC, a Cayman Islands company. ITC is itself wholly-owned by Independent Tankers Corporation Limited, or ITCL. ITCL was established in February 2008 and is 82.47% owned by Frontline Ltd., or Frontline, a Bermuda company whose shares are listed on the New York Stock Exchange, London Stock Exchange and Oslo Stock Exchange.

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

Our principal executive offices are located at Mareva House, 4 George Street, PO Box N-3937, Nassau, The Bahamas.

B.           Business Overview

Our Vessel is a 1993-built  150,000 dwt Suezmax oil tanker, which was acquired from Chevron. Suezmax tankers are medium-sized vessels ranging from approximately 120,000 to 200,000 dwt, and of the maximum length, breadth and draft requirements to be capable of passing fully loaded through the Suez Canal.

Our Vessel is currently operated under the Initial Charter to Chevron. The term of the Initial Charter expires on April 1, 2015 and Chevron is not entitled to terminate the charter prior to its expiration. On April 1, 2015, Chevron has the option to purchase our Vessel for $1.

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

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards.  We believe that the operation of our Vessel is in substantial compliance with applicable environmental laws and regulations and that our Vessel has all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful life of our Vessel. Moreover, additional legislation or regulation applicable to the operation of our Vessel that may be implemented in the future, such as in response to a serous marine incident like the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or the IMO, is the United Nations agency for maritime safety and the prevention of pollution by ships.  The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL Convention. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air emissions.

The operation of our Vessel is also affected by the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea of 1974, or SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that our appointed ship managers have developed.

The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention. The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force.  However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force.  Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory, and the cost of compliance could increase for ocean carriers.  If ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. It is difficult to predict the overall impact of such a requirement on our operations.

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

United States

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all "owners and operators" whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  OPA limits the liability of responsible parties with respect tankers over 3,000 gross tons (other than single-hull tankers) to the greater of $2,000 per gross ton or $17.088 million. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies.  There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel.  These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA have no effect on the availability of damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our Vessel calls.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. Under OPA and CERCLA, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for our Vessel as required.

Other U.S. Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. The EPA has proposed a draft 2013 Vessel General Permit to replace the current Vessel General Permit upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

Compliance with the VGP could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our vessels from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. We submit NOIs for our Vessel where required and do not believe that the costs associated with obtaining and complying with the VGP have a material impact on our operations.

U.S. Coast Guard regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters.  In 2009, the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases.  As of November 2011, the Office of Management and Budget continues to review this proposed rule.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards each State. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our Vessel, to the extent it operates in covered port areas, is already equipped with vapor recovery systems that satisfy these existing requirements.

European Union

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained.  The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 has not yet been ratified, but its ratification would require us to develop new procedures to ensure full compliance with its requirements.

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

Market Overview and Trend Information

The tanker market in 2011 was characterized by conflicts in Libya and the Middle-East, increasing demand for Suezmax transportation in areas such as the Mediterranean Sea. The market experienced decreased demand for Transatlantic Suezmax movements mainly driven by U.S. refinery closedowns. This was partly offset by increased demand for Fuel transportation from the continent/east and crude volumes from West Africa/East.

According to industry sources, the average TCE rate for a modern Suezmax was $17,200 per day in 2011. The first half of the year started with average earnings of $24,000 per day in the first quarter and $15,500 per day in the second quarter. The second half of the year returned lower earnings per day in the third quarter much due to the high availability of tonnage. Consequently the average TCE for the third and the fourth quarter was $10,000 and $21,000 per day respectively.

The Suezmax fleet increased by approximately 8.5% in 2011 to 445 vessels. Throughout 2011, a total of 43 new vessels were delivered to owners and 11 new orders were placed. The total order book consisted of 108 vessels at the end of 2011, representing approximately 24% of the existing fleet.

Throughout 2012, it is estimated that 61 new Suezmaxes will enter the market, including 19 in the first quarter. In 2011, industry sources expected that 64 Suezmaxes would be delivered, while only 43 were delivered. This resulted in 33% slippage for the year and the trend is expected to continue throughout 2012. The phase-out program of single hulled vessels has not yet been completed and the fleet is currently counting 10 non-double hull Suezmaxes.

According to the February 2012 report from the International Energy Agency, or "IEA", average OPEC production is estimated at 30 million barrels per day in 2011. The expected 2012 OPEC production output figure has not yet been published by the IEA. However, the IEA estimates a production figure of about 30.9 million barrels per day for January 2012, which is approximately 390,000 barrels per day more compared to the production output in the fourth quarter of 2011.

The IEA further estimates that the average world oil demand was 89.07 million barrels per day in 2011, which represents an increase of 0.8% or 740,000 barrels per day from 2010. For 2012, the world oil demand is estimated at 89.9 million barrels per day, representing an increase of 0.9% or 830,000 barrels per day from 2011.

The bunker (vessel fuel oil) market followed movements in the oil market closely in 2011. The average bunker price in Philadelphia was approximately $656.5/mt in 2011, which represents an increase of $178.5/mt from 2010.

According to the 'World Economic Outlook - Update' published by The International Monetary Fund, or "IMF", in February 2012, World Output, or GDP, increased 3.8 % in 2011, which was a step backwards compared to the 2010 5.2 % increase. For 2012 and 2013 the IMF forecasts World GDP growth of 3.3 % and 3.9%, respectively.

Operating results

Year ended December 31, 2011 compared with the year ended December 31, 2010

Operating Revenues

(in thousands of $)	2011	2010	Change

Finance lease interest income	1,167	1,457	(20)%

Revenue comes in the form of charter hire from Chevron which is then allocated between capital and interest. Interest income has fallen in line with expectations. As the value of the finance lease falls on an annual basis, so does the interest allocated to the finance lease.

Operating Expenses

(in thousands of $)	2011	2010	Change

General and administrative expenses	134	102	31%

The increase in General and administrative expenses in the year ended December 31, 2011 is primarily due a charge of $13,500 in respect of the Designated Representatives Fee under accrued in previous years and an increase in audit fees.

Other income (expenses)

(in thousands of $)	2011	2010	Change

Interest income	1	1	-
Interest expense	(1,215)	(1,501)	(19)%
Amortization of deferred charges	(19)	(19)	-

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

Liquidity and Capital Resources

As of December 31, 2011, revenues from the Initial Charter were sufficient to pay our obligations under the Term Loans. Chevron's option to terminate the Initial Charter on the last specified termination date, April 1, 2009, has now passed, and therefore the charter will run until April 1, 2015.

The Company is jointly and severally liable with the other Owners for all the Owners obligations and liabilities in relation to the Term Loans but only to the extent of the proceeds received by California Petroleum Transport Corporation from California Petroleum Transport Corporation's right, title and interest in and to the collateral.

Off-balance Sheet Arrangements

None.

Tabular disclosure of Contractual Obligations

As at December 31, 2011, we had the following contractual obligations and commitments:

	Payments due by period
(in thousands of $)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Term Loans (8.52%)	3,355	6,710	3,357	-	13,422
Interest payable	1,000	1,144	143	-	2,287
Total contractual obligations	4,355	7,854	3,500	-	15,709

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

Recent accounting pronouncements

 In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs". In general, ASU 2011-04 clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements, and for many of these requirements the amendments are not intended to result in any change in the application of Accounting Standards Codification ("ASC") Topic 820 ("Fair Value Measurement"). At the same time, there are some amendments that do change particular principles or requirements relating to fair value measurement and disclosure.  ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Its adoption is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows.

In June 2011, the FASB issued ASU 2011-05 "Presentation of Comprehensive Income" in order to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, and requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years beginning after December 15, 2011, although early adoption is permitted. Its adoption will affect the presentation of the Company's financial statements, but is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows. ASU 2011-05 also included the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) in which the components of net income and the components of other comprehensive income are presented. Owing to concerns raised about difficulties in its implementation, this latter requirement has been deferred for further consideration, through the issue by the FASB in December 2011 of ASU 2011-12 "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05".  Its adoption is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows.

In December 2011, the FASB issued ASU 2011-11 "Disclosures about Offsetting Assets and Liabilities" in order to standardize the disclosure requirements under US GAAP and IFRS relating to both instruments and transactions eligible for offset in financial statements. ASU 2011-11 is applicable for annual reporting periods beginning on or after January 1, 2013. Its adoption is not expected to have a material impact on the Company's disclosures.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Name	Age	Position

Tor Olav Trøim	49	Director and President
Kate Blankenship	47	Director and Secretary

Tor Olav Trøim has been a director of the Company since October 31, 2001. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Trøim has been a director of Seatankers Management in Cyprus. Mr. Trøim serves as a director of and Chairman of ITCL, a director of Seadrill Limited, Golden Ocean Group Limited, Aktiv Kapital ASA, Archer Limited, Golar LNG Partners LP and as an alternate director of Frontline Ltd.

Kate Blankenship has been a director of the Company since October 31, 2001. Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline from 1994 until October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007. Mrs. Blankenship has been a director of Ship Finance International Limited since October 2003. Mrs. Blankenship has served as a director of ITCL since February 2008, Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004, Seadrill since May 2005, Archer Limited since August 2007 and Golar LNG Partners LP since 2007. She is a member of the Institute of Chartered Accountants in England and Wales.

B.           Compensation

During the year ended December 31, 2011, we paid no compensation to our directors and officers.

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

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

As of March 15, 2012, except as set forth below, the Company is not aware of any beneficial owner of more than 5% of its Common Stock.

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

B.           Related Party Transactions

As discussed in Item 4 "Information on the Company", Frontline, our ultimate parent, is also our Manager. Pursuant to a management agreement, Frontline is entitled to a Management Fee and a Technical Advisor's Fee.

Under the terms of the management agreement, the Management Fee consists of a fee of $13,625 initially per annum for the Vessel, together with an additional annual fee of $3,000 covering all four Vessels in the California Petroleum Group, payable semi-annually in arrears for the period until the third anniversary of the closing of the Notes issue then increasing by four percent on each subsequent anniversary of the closing of the issue of the Notes.

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

Pursuant to a Designated Representative Agreement, CalPetro Holdings Limited (the "Designated Representative") was appointed to represent California Petroleum as its Designated Representative to act on its behalf with respect to certain administrative matters such as the filing of periodic reports and financial statements with the Securities and Exchange Commission. The fee payable to the Designated Representative (the "Designated Representative Fee") during the initial three year period described above was $15,000 per annum. The annual Designated Representative Fee increased to $20,000, $25,000 and $30,000 on April 1, 1999, April 1, 2004 and April 1, 2009, respectively. The Designated Representative Fee in 2011 includes a charge of $13,500 in respect of amounts under accrued in previous years.

Management fee expenses and management fees payable for the years ended and as of December 31, 2011, 2010 and 2009 are as follows:

(in thousands of $)	2011	2010	2009
Management fee expenses	63	47	45
Management fee payable	52	12	11

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

C.           Material Contracts

In April 2010, in connection with the sale of the Front Voyager and the subsequent redemption of its allocable portion of the Term Notes and the Term Loan, the Company together with CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited and CalPetro Tankers (IOM) Limited entered into an amendment to the Collateral Trust Agreement.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

 (a)           Quantitative information about market risk

Quantitative information about market risk instruments at December 31, 2011 is as follows:

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable on April 1 and October 1 of each year. Principal is repayable on the Term Loans in accordance with a remaining 4-year sinking fund schedule.

The table below provides the scheduled sinking fund redemption amounts and final principal payment of the allocated principal amount of the Term Loans.

Scheduled payment date	$'000
April 1, 2012	3,355
April 1, 2013	3,355
April 1, 2014	3,355
April 1, 2015	3,357
13,422

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

(a)           Disclosure controls and procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of December 31, 2011, the end of the period covered by this annual report. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2011.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to

Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2011. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2011.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2011 and 2010 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2011	2010
Audit fees (a)	33	21
Audit related fees (b)	-	-
Tax fees (c)	-	-
All other fees (d)	-	-
Total	33	21

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

Item 16H.  MINE SAFETY DISCLOSURES

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

101
The following materials from CalPetro Tankers (Bahamas I) Limited's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, formatted in eXtensible Business Reporting Language (XBRL): (i) Statements of Operations and Retained Earnings for the years ended December 31, 2011, 2010 and 2009; (ii) Balance Sheets as of December 31, 2011 and 2010; (iii) Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and (iv) Notes to Financial Statements.

* Incorporated by reference to the filing indicated.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CalPetro Tankers (Bahamas I) Limited.
(Registrant)

Date: March 15, 2012	By:	/s/ Kate Blankenship
	Name:	Kate Blankenship
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder

CalPetro Tankers (Bahamas I) Limited

We have audited the accompanying balance sheets of CalPetro Tankers (Bahamas I) Limited (the "Company") as of December 31, 2011 and December 31, 2010 and the related statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalPetro Tankers (Bahamas I) Limited as of December 31, 2011 and December 31, 2010, the results of its operations and cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
March 15, 2012

CalPetro Tankers (Bahamas I) Limited
Statements of Operations and Retained Earnings for the years ended December 31, 2011, 2010 and 2009
(in thousands of $)

	2011	2010	2009
Operating revenues
Finance lease interest income	1,167	1,457	1,767
Total operating revenues	1,167	1,457	1,767
Operating expenses
General and administrative expenses	(134)	(102)	(119))
Total operating expenses	(134)	(102)	(119))
Net operating income	1,033	1,355	1,648
Other income (expenses)
Interest income	1	1	9
Interest expense	(1,215)	(1,501)	(1,787))
Amortization of deferred charges	(19)	(19)	(19))
Total other expenses	(1,233)	(1,519)	(1,797))
Net loss	(200)	(164)	(149))
Retained earnings at the start of the year	953	1,117	1,266
Retained earnings at the end of the year	753	953	1,117

The accompanying notes are an integral part of these financial statements.

CalPetro Tankers (Bahamas I) Limited
Balance Sheets as of December 31, 2011 and 2010
(in thousands of $)

	2011	2010

ASSETS
Current assets:
Restricted cash and investments	2,046	2,066
Current portion of net investment in finance lease	3,466	3,461
Interest receivable	256	328
Other current assets	2	2
Total current assets	5,770	5,857
Net investment in finance lease, less current portion	8,725	12,191
Deferred charges	63	82
Total assets	14,558	18,130

LIABILITIES AND EQUITY
Current liabilities:
Accrued interest	286	357
Current portion of long-term debt	3,355	3,355
Other current liabilities	97	43
Total current liabilities	3,738	3,755
Long-term debt	10,067	13,422
Total liabilities	13,805	17,177

Equity:
Unclassified stock: 100 shares of $1 par value	-	-
Retained earnings	753	953
Total equity	753	953
Total liabilities and equity	14,558	18,130

The accompanying notes are an integral part of these financial statements.

CalPetro Tankers (Bahamas I) Limited
Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009
(in thousands of $)

	2011	2010	2009

Net loss	(200)	(164)	(149)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred charges	19	19	19
Changes in assets and liabilities:
Interest receivable	72	73	72
Other current assets	-	-	1
Accrued interest payable	(71)	(72)	(71)
Other current liabilities	54	(1)	(15)
Net cash used in operating activities	(126)	(145)	(143)

Investing activities:
Finance lease payments received	3,461	3,458	3,433
Change in restricted cash and investments	20	42	65
Net cash provided by investing activities	3,481	3,500	3,498

Financing activities:
Repayment of debt	(3,355)	(3,355)	(3,355)
Net cash used in financing activities	(3,355)	(3,355)	(3,355)
Net change in cash and cash equivalents	-	-	-
Cash and cash equivalents at start of the year	-	-	-
Cash and cash equivalents at end of the year	-	-	-

Supplemental disclosure of cash flow information:
Interest paid	1,286	1,572	1,858

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

The Company along with CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited are wholly-owned by California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is in turn a wholly-owned subsidiary of CalPetro Holdings Limited, an Isle of Man company. CalPetro Holdings Limited is a wholly-owned subsidiary of Independent Tankers Corporation ("ITC"), a Cayman Islands company. ITC itself is wholly-owned by Independent Tankers Corporation Limited ("ITCL"). ITCL was established in February 2008 and it is 82.47% owned by  Frontline Ltd., ("Frontline"), a Bermuda company, whose shares are listed on the New York Stock Exchange, London Stock Exchange and Oslo Stock Exchange.

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

3.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs". In general, ASU 2011-04 clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements, and for many of these requirements the amendments are not intended to result in any change in the application of Accounting Standards Codification ("ASC") Topic 820 ("Fair Value Measurement"). At the same time, there are some amendments that do change particular principles or requirements relating to fair value measurement and disclosure.  ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Its adoption is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows.

In June 2011, the FASB issued ASU 2011-05 "Presentation of Comprehensive Income" in order to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, and requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years beginning after December 15, 2011, although early adoption is permitted. Its adoption will affect the presentation of the Company's financial statements, but is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows. ASU 2011-05 also included the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) in which the components of net income and the components of other comprehensive income are presented. Owing to concerns raised about difficulties in its implementation, this latter requirement has been deferred for further consideration, through the issue by the FASB in December 2011 of ASU 2011-12 "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05".  Its adoption is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows.

In December 2011, the FASB issued ASU 2011-11 "Disclosures about Offsetting Assets and Liabilities" in order to standardize the disclosure requirements under US GAAP and IFRS relating to both instruments and transactions eligible for offset in financial statements. ASU 2011-11 is applicable for annual reporting periods beginning on or after January 1, 2013. Its adoption is not expected to have a material impact on the Company's disclosures.

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

6.   FINANCE LEASE

The Company has chartered its Vessel on a long term bareboat charter (the "Initial Charter") to Chevron. The term of the Initial Charter expires on April 1, 2015 and Chevron is not entitled to terminate the charter prior to its expiration. On April 1, 2015, Chevron has the option to purchase the Vessel for $1.

The following schedule lists the components of the net investment in finance lease:

(in thousands of $)	2011	2010
Total minimum lease payments to be received	14,239	18,940
Less: unearned income	(2,048)	(3,288)
Net investment in finance lease	12,191	15,652
Less current portion	(3,466)	(3,461)
	8,725	12,191

Lease revenues under the charter are as follows:

(in thousands of $)
Year ending December 31,
2012	4,415
2013	4,129
2014	3,844
2015	1,851
2016	-
Thereafter	-
Total minimum lease revenues	14,239

7.   DEFERRED CHARGES

(in thousands of $)	2011	2010
Debt arrangement fees	1,005	1,005
Accumulated amortization	(942)	(923)
	63	82

8.   DEBT

(in thousands of $)	2011	2010
8.52% Term Loans due 2015	13,422	16,777
Less: current portion	(3,355)	(3,355)
	10,067	13,422

The outstanding debt as of December 31, 2011 is repayable as follows:

Year ending December 31
(in thousands of $)
2012	3,355
2013	3,355
2014	3,355
2015	3,357
2016	-
Thereafter	-
Total debt	13,422

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable semi-annually on April 1 and October 1 each year. Principal is repayable on the Term Loans in accordance with a remaining four year sinking fund schedule. The Term Loans notes include certain covenants such as restriction on the payment of dividends and making additional loans or advances to affiliates. At December 31, 2011 the Company was in compliance with these covenants.

The Company is jointly and severally liable with the other Owners for all the Owners obligations and liabilities in relation to the Term Loans but only to the extent of the proceeds received by California Petroleum Transport Corporation from California Petroleum Transport Corporation's right, title and interest in and to the collateral.

9.   SHARE CAPITAL

(in $)	2011	2010
Authorized share capital:
1,000 shares of $1 each	1,000	1,000

Issued and outstanding share capital:
100 shares of $1 each	100	100

10.   FINANCIAL INSTRUMENTS

Fair values

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2011 and 2010 are as follows:

(in thousands of $)	2011 Fair value	2011 Carrying value	2010 Fair value	2010 Carrying value
Financial assets:
Restricted cash and investments	2,046	2,046	2,066	2,066
Financial liabilities:
Term Loans	12,963	13,422	17,352	16,777

The estimated fair value of financial assets and liabilities are as follows:

(in thousands of $)	2011 Fair value	Level 1	Level 2	Level 3
Financial assets:
Restricted cash and investments	2,046	2,046	-	-
Financial liabilities:
Term Loans	12,963	-	12,963	-

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Restricted cash and investments - the carrying value is a reasonable estimate of fair value.

Term Loans - the estimated fair value of the Term Loans is based on the quoted market price of the Term Notes or similar notes when available.

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

Under the terms of the management agreement, the Management Fee consists of a fee of $13,625 initially per annum for the Vessel, together with an additional annual fee of $3,000 covering all four Vessels in the California Petroleum Group, payable semi-annually in arrears for the period until the third anniversary of the closing of the Notes issue then increasing by four percent on each subsequent anniversary of the closing of the issue of the Notes.

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

Pursuant to a Designated Representative Agreement, CalPetro Holdings Limited (the "Designated Representative") was appointed to represent California Petroleum as its Designated Representative to act on its behalf with respect to certain administrative matters such as the filing of periodic reports and financial statements with the Securities and Exchange Commission. The fee payable to the Designated Representative (the "Designated Representative Fee") during the initial three year period described above was $15,000 per annum. The annual Designated Representative Fee increased to $20,000, $25,000 and $30,000 on April 1, 1999, April 1, 2004 and April 1, 2009, respectively. The Designated Representative Fee in 2011 includes a charge of $13,500 in respect of amounts under accrued in previous years.

Management fee expenses and management fee payable for the year ended and as of December 31, 2011, 2010, and 2009 are as follows:

(in thousands of $)	2011	2010	2009
Management fee expenses	63	47	45
Management fee payable	52	12	11

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

On October 3, 2011, pursuant to the Collateral Trust Agreement, excess funds held by the Trustee in the amount of $6.7 million allocable to CalPetro Tankers (Bahamas III) Limited became available for release from the relevant trust account as a result of sufficient funds remaining on deposit at the Trustee for the payment in full of principal and interest on the Term Notes as they become due and were released to CalPetro Tankers (Bahamas III) Limited on the same date.

As at December 31, 2011, Chevron holds an option to purchase the Vessel for $1 on April 1, 2015.