Form 20-F
period 2012-12-31
CALPETRO TANKERS (BAHAMAS I) LTD
filed 2013-04-23
CIK 923652

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ..................................................

For the transition period from _______________ to _______________

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

A.           Selected Financial Data

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2012, 2011 and 2010, and the selected balance sheet data with respect to the fiscal years ended December 31, 2012 and 2011, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations and retained earnings data with respect to the fiscal years ended December 31, 2009 and 2008 and the selected balance sheet data with respect to the fiscal years ended December 31, 2010, 2009 and 2008, have been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal Years ended December 31,
	2012	2011	2010	2009	2008
(in thousands of $, except number of shares)
Statement of operations data:
Total operating revenues	876	1,167	1,457	1,767	2,101
Net loss	(170)	(200)	(164)	(149)	(74)
Per share data:
Dividends per share	—	—	—	—	—
Balance sheet data:
Total assets	10,907	14,558	18,130	21,722	25,312
Current portion of long-term debt	3,355	3,355	3,355	3,355	3,355
Long-term debt	6,712	10,067	13,422	16,777	20,132
Total equity	583	753	953	1,117	1,266
Number of shares	100	100	100	100	100

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

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. Continuing weak global economic conditions may reduce demand for transportation of oil over longer distances and increase supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

In addition, continuing weak economic conditions affecting the United States and world economies may result in reduced consumption of oil products and a decreased demand for our Vessel and lower charter rates upon the expiration of the Initial Charter, if Chevron does not exercise its purchase option, which could have a material adverse effect on our earnings and results of operations.

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

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our Vessel is deployed being characterized by insurers as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including costs which may be incurred to the extent Chevron employs onboard security guards, could increase in such circumstances. Chevron may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our Vessel, or an increase in cost, or unavailability of insurance for our Vessel, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to Chevron, which could impair its ability to make payments to us under our Initial Charter.

World events could affect our results of operations and financial condition

Continuing conflicts and recent developments in North Korea, the Middle East, including Egypt, and North Africa, including Libya, and the presence of United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia.  Any of these occurrences, or the perception that our Vessel is a potential terrorist target, could have a material adverse impact on our business, financial condition and results of operations.

If our Vessel calls on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect investor perceptions

The Initial Charter is a bareboat charter and, from time to time, our Vessel may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries, which could adversely affect our reputation and the market for the Term Notes, as defined below. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our Vessel, and those violations could in turn negatively affect our reputation. Investor perception of the value of our Term Notes may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

We are subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect our business, results of operations and financial condition at the end of the Initial Charter if Chevron does not exercise its purchase option

Our operations will be subject to numerous laws and regulations, in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our Vessel operates or is registered, which can significantly affect the ownership and operation of our Vessel. These requirements include, but are not limited to, European Union regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, the U.S. Clean Water Act, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, the IMO International Convention for the Prevention of Pollution from Ships of 1973, generally referred to as MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974, generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966 and the U.S. Maritime Transportation Security Act of 2002.  Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful life of our Vessel.  Compliance with such laws and regulations may require us to obtain certain permits or authorizations prior to commencing operations.  Failure to obtain such permits or authorizations could materially impact our business, results of operations and financial condition by delaying or limiting our ability to accept charterers.  We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Additionally, we cannot predict the cost of compliance with any new regulations that may be promulgated as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2012, we had $10.1 million in total indebtedness outstanding and equity of $0.6 million. The degree to which we are leveraged could have important consequences for the holders of the Term Notes, including:

•we may have trouble withstanding competitive pressures and responding to changing business conditions;
•we may be more vulnerable than others in the event of a downturn in general economic conditions or in our business; and
•we may be more highly leveraged than other tanker owners with which we compete, which may put us at a competitive disadvantage.

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

Item 4.  INFORMATION ON THE COMPANY

A.           History and Development of the Company

CalPetro Tankers (Bahamas I) Limited, was incorporated in the Bahamas on May 13, 1994 together with two other companies: CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (Bahamas III) Limited, each of which was incorporated in The Bahamas. In addition, CalPetro Tankers (IOM) Limited was incorporated in the Isle of Man. These entities, or the Owners, were organized as special purpose companies for the purpose of acquiring one of four oil tankers from Chevron, or the Vessels, which were concurrently chartered on long-term charter agreements back to Chevron.

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

Our principal executive offices are located at Mareva House, 4 George Street, PO Box N-3937, Nassau, The Bahamas.

B.           Business Overview

Our Vessel is a 1993-built Suezmax oil tanker of approximately 157,000 dwt, which was acquired from Chevron. Suezmax tankers are medium-sized vessels ranging from approximately 120,000 to 200,000 dwt, and of the maximum length, breadth and draft requirements to be capable of passing fully loaded through the Suez Canal.

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

Management

On March 31, 1999, Frontline became our manager and technical advisor, or Manager, pursuant to an assignment of our management agreement, or the Management Agreement. Under the Management Agreement, Frontline provides administrative, ship management and advisory services to the Owners, including the Company, as Manager. Pursuant to the Management Agreement, the Manager receives an annual fee of $13,625 for each Vessel, along with an additional annual fee of $3,000 covering all four Vessels. The technical advisor's fee consists of an annual fee of $10,000 for each Vessel, payable semi-annually in arrears. Both the management fee and the technical advisor's fee, which together we refer to as the Management Fee, is payable semi-annually in arrears for the period until the third anniversary of the closing of the issue of the Notes, then increasing by four percent on each subsequent anniversary of the closing of the issue of the Notes.

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

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards.  We believe that the operation of our Vessel is in substantial compliance with applicable environmental laws and regulations and that our Vessel has all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict with certainty the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful life of our Vessel. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or the IMO, is the United Nations agency for maritime safety and the prevention of pollution by ships.  The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, amended and replaced by the 1992 protocol, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL Convention. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI relates to air emissions.

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

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons (other than single-hull tankers) to the greater of $2,000 per gross ton or $17.088 million.  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, effective October 22, 2012, the U.S. Bureau of Safety and Environment Enforcement (BSEE) implemented a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies.  There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel.  These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refuses to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

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

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. The EPA has proposed a draft 2013 VGP to replace the current VGP upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

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

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our Vessel from entering U.S. waters.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention. The BWM Convention provides for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force.  However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force.  Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory, and the cost of compliance could increase for ocean carriers.  Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The U.S. Clean Air Act, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our Vessel is subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our Vessel, when operating in such port areas with restricted cargoes is equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each State. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our Vessel, to the extent it operates in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our Vessel from entering U.S. waters.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from ships are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. All ships are required to follow the Ship Energy Efficiency Management Plans. Now the minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, applies to all new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labor Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries met and MLC 2006 is expected to come into force on August 20, 2013. The ratification of MLC 2006 may require us to develop new procedures to ensure full compliance. The International Group of P&I Clubs liaise with States Parties to the MLC and has agreed to provide sufficient evidence of compliance with the MLC financial security provisions prior entry into force.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security.  On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect.  To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code.

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

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

A ship operating without a valid certificate, may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

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

Our Vessel has been chartered to Chevron under a bareboat charter which provides:

a) charterhire payments sufficient to pay, so long as the Initial Charter is in effect:

i. the obligations under the loans for acquiring our Vessel,
ii. management fees and technical advisor's fee,
iii. recurring fees and taxes, and
iv. any other costs and expenses incidental to the ownership and chartering of our Vessel;

b) that our Vessel will be maintained in accordance with the good commercial maintenance practices required by the Initial Charter and to arrange for vessel management and re-marketing services to be available in case the Initial Charter is terminated by Chevron, or our Vessel is for any other reason returned to our possession and use.

Our Vessel is chartered to Chevron for a term expiring on April 1, 2015. As of April 1, 2009, Chevron has no option to terminate the charter.

Market Overview and Trend Information

The market rate for a Suezmax tanker trading on a standard 'TD5' voyage between West Africa and Philadelphia in the fourth quarter of 2012 was WS 60.5, representing an increase of one WS point from the third quarter of 2012 and a decrease of WS 9 points from the fourth quarter of 2011. Current market forward rates are approximately $12,000 per day in the second quarter of 2013.

Bunkers at Fujairah averaged $615/mt in the fourth quarter of 2012 compared to $650/mt in the third quarter of 2012. Bunker prices varied between a low of $593/mt on November 5, 2012 and a high of $655/mt on October 1, 2012.

According to the International Energy Agency ("IEA"), oil production by OPEC countries, including Iraq, was 30.9 million barrels per day (mb/d) in the fourth quarter of 2012. This represented a decrease of 0.5 mb/d compared to the third quarter of 2012, due to lower Saudi Arabian production in November and December.

The IEA estimates that world oil demand averaged 91.0 mb/d in the fourth quarter of 2012, which is an increase of 0.8 mb/d compared to previous quarter and the IEA estimates that world oil demand averaged approximately 89.8 mb/d in 2012, representing an increase of 1.1 percent or 1.0 mb/d from 2011. According to the IEA, 2013 demand is expected to be 90.7 mb/d.

The Suezmax fleet increased by approximately 5% in 2012 to 468 vessels. The order book counted 72 vessels at the end of 2012 and represents approximately 15 percent of the Suezmax fleet. According to industry sources, the single hull Suezmax fleet is five vessels.

Operating results

Year ended December 31, 2012 compared with the year ended December 31, 2011

Operating Revenues

(in thousands of $)	2012	2011	Change
Finance lease interest income	876	1,167	(25)%

Revenue comes in the form of charter hire from Chevron which is then allocated between capital and interest. Interest income has fallen in line with expectations. As the value of the finance lease falls on an annual basis, so does the interest allocated to the finance lease.

Operating Expenses

(in thousands of $)	2012	2011	Change
General and administrative expenses	99	134	(26)%

The decrease in General and administrative expenses in the year ended December 31, 2012 is primarily due an additional charge of $13,500 in the previous year in respect of the Designated Representative Fee (being the fee paid to CalPetro Holdings Limited, or the Designated Representative, for certain administrative matters such as the filing of periodic reports and financial statements with the Securities and Exchange Commission), which was under accrued in previous years and a decrease in audit fees.

Other income (expenses)

(in thousands of $)	2012	2011	Change
Interest income	1	1	—
Interest expense	(929)	(1,215)	(24)%
Amortization of deferred charges	(19)	(19)	—

Interest expense has decreased in line with expectations, with interest expense falling in line with the principal loan outstanding each year. The Company amortizes the deferred charges over the life of the Term Loans on a straight line basis, which is not materially different to the effective interest rate method.

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

The increase in General and administrative expenses in the year ended December 31, 2011 is primarily due to a charge of $13,500 in respect of the Designated Representative Fee under accrued in previous years and an increase in audit fees.

Other income (expenses)

(in thousands of $)	2011	2010	Change
Interest income	1	1	—
Interest expense	(1,215)	(1,501)	(19)%
Amortization of deferred charges	(19)	(19)	—

Interest expense has decreased in line with expectations, with interest expense falling in line with the principal loan outstanding each year. The Company amortizes the deferred charges over the life of the Term Loans, which is not materially different to the effective interest rate method.

Liquidity and Capital Resources

As of December 31, 2012, revenues from the Initial Charter were sufficient to pay our obligations under the Term Loans. Chevron's option to terminate the Initial Charter on the last specified termination date, April 1, 2009, has now passed, and therefore the charter will run until April 1, 2015.

The Company is jointly and severally liable with the other Owners for all the Owners obligations and liabilities in relation to the Term Loans but only to the extent of the proceeds received by California Petroleum Transport Corporation from California Petroleum Transport Corporation's right, title and interest in and to the collateral.

Off-balance Sheet Arrangements

None.

Tabular disclosure of Contractual Obligations

As at December 31, 2012, we had the following contractual obligations and commitments:

	Payments due by period
(in thousands of $)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Term Loans (8.52%)	3,355	6,712	—	—	10,067
Interest payable	715	572	—	—	1,287
Total contractual obligations	4,070	7,284	—	—	11,354

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

Recent accounting pronouncements

ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Many of the changes here are clarifications of existing guidance or wording changes to align with IFRS 13. The new measurement guidance did not have an impact on the Company's financial statements and the new disclosure requirements are in Note 10 "Financial Instruments".

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Name	Age	Position
Tor Olav Trøim	50	Director and President
Kate Blankenship	48	Director and Secretary

Tor Olav Trøim has been a director of the Company since October 31, 2001. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Trøim has been a director of Seatankers Management in Cyprus. Mr. Trøim serves as a director of and Chairman of ITCL, a director of Seadrill Limited, Golden Ocean Group Limited, Aktiv Kapital ASA, Archer Limited, Golar LNG Partners LP, Frontline 2012 Ltd and as an alternate director of Frontline Ltd.

Kate Blankenship has been a director of the Company since October 31, 2001. Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline from 1994 until October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007. Mrs. Blankenship has been a director of Ship Finance International Limited since October 2003. Mrs. Blankenship has served as a director of Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004, Seadrill Limited since May 2005, Archer Limited since August 2007, Golar LNG Partners LP since September 2007, ITCL since February 2008, Frontline 2012 Ltd since December 2011 and Seadrill Partners LLC since June 2012. She is a member of the Institute of Chartered Accountants in England and Wales.

B.           Compensation

During the year ended December 31, 2012, we paid no compensation to our directors and officers.

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

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

As of the date of this annual report, except as set forth below, the Company is not aware of any beneficial owner of more than 5% of its Common Stock.

Class of Shares	Name and address of Beneficial Owner	Number of Shares	Percent of Class
Unclassified Common Shares	California Tankers Investment Limited (1)	100	100%

(1)The issued and outstanding shares of the Company are owned by California Tankers Investment Limited. All of the issued and outstanding shares of California Tankers Investment Limited are owned by CalPetro Holdings Limited. All of the issued and outstanding shares of CalPetro Holdings Limited are owned by Independent Tankers Corporation. All of the issued and outstanding shares of Independent Tankers Corporation are owned by Independent Tankers Corporation Limited, which is 82.47% owned by Frontline Ltd.

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

The Technical Advisor's Fee was initially $10,000 per annum for the Vessel, payable semi-annually in arrears, during the initial first three year period as described above. On each subsequent anniversary of the closing of the issue of the Notes, the fee increases by 4%. In addition, the Technical Advisor is entitled to be reimbursed for the fees, costs and expenses of conducting periodic inspections of the Vessel.

Pursuant to a Designated Representative Agreement, CalPetro Holdings Limited, or the Designated Representative, was appointed to represent California Petroleum as its Designated Representative to act on its behalf with respect to certain administrative matters such as the filing of periodic reports and financial statements with the Securities and Exchange Commission. The fee payable to the Designated Representative, or the Designated Representative Fee, during the initial three year period described above was $15,000 per annum. The annual Designated Representative Fee increased to $20,000, $25,000 and $30,000 on April 1, 1999, April 1, 2004 and April 1, 2009, respectively. The Designated Representative Fee is split equally between the Owners. The Designated Representative Fee in 2011 includes a charge of $13,500 in respect of amounts under accrued in previous years.

Management fee expenses and management fees payable in respect of the Management Fee, Technical Advisor's Fee and Designated Representative Fee for the years ended and as of December 31, 2012, 2011 and 2010 are as follows:

(in thousands of $)	2012	2011	2010
Management fee expenses	51	63	47
Management fee payable	13	52	12

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)           Quantitative information about market risk

Quantitative information about market risk instruments at December 31, 2012 is as follows:

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable on April 1 and October 1 of each year. Principal is repayable on the Term Loans in accordance with a remaining 3-year sinking fund schedule.

The table below provides the scheduled sinking fund redemption amounts and final principal payment of the allocated principal amount of the Term Loans.

Scheduled payment date	$'000
April 1, 2013	3,355
April 1, 2014	3,355
April 1, 2015	3,357
10,067

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

(a)           Disclosure controls and procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of December 31, 2012, the end of the period covered by this annual report. Based upon that evaluation, management with the participation of the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2012.

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

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2012. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2012.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2012 and 2011 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2012	2011
Audit fees (a)	26	33
Audit related fees (b)	—	—
Tax fees (c)	—	—
All other fees (d)	—	—
Total	26	33

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

The Company's board of directors has assigned responsibility for the engagement of the auditors to the Manager.

Item 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please refer to Item 16A above.

Item 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.  CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.  CORPORATE GOVERNANCE

Not applicable.

Item 16H.  MINE SAFETY DISCLOSURES

Not applicable.

PART III

Item 17.  FINANCIAL STATEMENTS

Not applicable.

Item 18.  FINANCIAL STATEMENTS

The following financial statements listed below are filed as part of this annual report:

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

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101. **	INS XBRL Instance Document
101. **	SCH XBRL Taxonomy Extension Schema
101. **	CAL XBRL Taxonomy Extension Schema Calculation Linkbase
101. **	DEF XBRL Taxonomy Extension Schema Definition Linkbase
101. **	LAB XBRL Taxonomy Extension Schema Label Linkbase
101. **	PRE XBRL Taxonomy Extension Schema Presentation Linkbase

*     Incorporated by reference to the filing indicated.
**     Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under such sections.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CalPetro Tankers (Bahamas I) Limited.
(Registrant)

Date: April 23, 2013	By:	/s/ Kate Blankenship
	Name:	Kate Blankenship
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder

CalPetro Tankers (Bahamas I) Limited

We have audited the accompanying balance sheets of CalPetro Tankers (Bahamas I) Limited (the "Company") as of December 31, 2012 and December 31, 2011 and the related statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalPetro Tankers (Bahamas I) Limited as of December 31, 2012 and December 31, 2011, the results of its operations and cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
April 23, 2013

CalPetro Tankers (Bahamas I) Limited
Statements of Operations and Retained Earnings for the years ended December 31, 2012, 2011 and 2010
(in thousands of $)

	2012	2011	2010
Operating revenues
Finance lease interest income	876	1,167	1,457
Total operating revenues	876	1,167	1,457
Operating expenses
General and administrative expenses	(99)	(134)	(102)
Total operating expenses	(99)	(134)	(102)
Net operating income	777	1,033	1,355
Other income (expenses)
Interest income	1	1	1
Interest expense	(929)	(1,215)	(1,501)
Amortization of deferred charges	(19)	(19)	(19)
Total other expenses	(947)	(1,233)	(1,519)
Net loss	(170)	(200)	(164)
Retained earnings at the start of the year	753	953	1,117
Retained earnings at the end of the year	583	753	953

The accompanying notes are an integral part of these financial statements.

CalPetro Tankers (Bahamas I) Limited
Balance Sheets as of December 31, 2012 and 2011
(in thousands of $)

	2012	2011
ASSETS
Current assets:
Restricted cash and investments	1,955	2,046
Current portion of net investment in finance lease	3,471	3,466
Interest receivable	183	256
Other current assets	—	2
Total current assets	5,609	5,770
Net investment in finance lease, less current portion	5,254	8,725
Deferred charges	44	63
Total assets	10,907	14,558

LIABILITIES AND EQUITY
Current liabilities:
Accrued interest	214	286
Current portion of long-term debt	3,355	3,355
Other current liabilities	43	97
Total current liabilities	3,612	3,738
Long-term debt	6,712	10,067
Total liabilities	10,324	13,805
Equity:
Unclassified stock: 100 shares of $1 par value	—	—
Retained earnings	583	753
Total equity	583	753
Total liabilities and equity	10,907	14,558

The accompanying notes are an integral part of these financial statements.

CalPetro Tankers (Bahamas I) Limited
Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010
(in thousands of $)

	2012	2011	2010

Net loss	(170)	(200)	(164)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred charges	19	19	19
Changes in assets and liabilities:
Interest receivable	73	72	73
Other current assets	2	—	—
Accrued interest payable	(72)	(71)	(72)
Other current liabilities	(54)	54	(1)
Net cash used in operating activities	(202)	(126)	(145)
Investing activities:
Finance lease payments received	3,466	3,461	3,458
Change in restricted cash and investments	91	20	42
Net cash provided by investing activities	3,557	3,481	3,500
Financing activities:
Repayment of debt	(3,355)	(3,355)	(3,355)
Net cash used in financing activities	(3,355)	(3,355)	(3,355)
Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents at start of the year	—	—	—
Cash and cash equivalents at end of the year	—	—	—

Supplemental disclosure of cash flow information:
Interest paid	1,001	1,286	1,572

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

Financing lease and revenue recognition
The long-term charter agreement between the Company and Chevron transfers to Chevron all the risks and rewards associated with ownership, other than legal title, and contains a bargain purchase option. As such, it is classified as a direct financing lease.

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

Financial Instruments
In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including long-term debt, standard market conventions and techniques are used to determine fair value. All methods of assessing fair value result in a general approximation of fair value, and such fair value may never actually be realized.

Other comprehensive income
The Company has no other comprehensive income.

3.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Many of the changes here are clarifications of existing guidance or wording changes to align with IFRS 13. The new measurement guidance did not have an impact on the Company's financial statements and the new disclosure requirements are in Note 10 "Financial Instruments".

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

The following schedule lists the components of the net investment in finance lease:

(in thousands of $)	2012	2011
Total minimum lease payments to be received	9,824	14,239
Less: unearned income	(1,099)	(2,048)
Net investment in finance lease	8,725	12,191
Less current portion	(3,471)	(3,466)
	5,254	8,725

Lease revenues under the charter are as follows:

(in thousands of $)
Year ending December 31,
2013	4,129
2014	3,844
2015	1,851
2016	—
2017	—
Thereafter	—
Total minimum lease revenues	9,824

7.   DEFERRED CHARGES

(in thousands of $)	2012	2011
Debt arrangement fees	1,005	1,005
Accumulated amortization	(961)	(942)
	44	63

8.   DEBT

(in thousands of $)	2012	2011
8.52% Term Loans due 2015	10,067	13,422
Less: current portion	(3,355)	(3,355)
	6,712	10,067

The outstanding debt as of December 31, 2012 is repayable as follows:

(in thousands of $)
Year ending December 31,
2013	3,355
2014	3,355
2015	3,357
2016	—
2017	—
Thereafter	—
Total debt	10,067

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable semi-annually on April 1 and October 1 each year. Principal is repayable on the Term Loans in accordance with a remaining three year sinking fund schedule. The Term Loans notes include certain covenants such as restriction on the payment of dividends and making additional loans or advances to affiliates. At December 31, 2012 the Company was in compliance with these covenants.

The Company is jointly and severally liable with the other Owners for all the Owners obligations and liabilities in relation to the Term Loans but only to the extent of the proceeds received by California Petroleum Transport Corporation from California Petroleum Transport Corporation's right, title and interest in and to the collateral.

9.   SHARE CAPITAL

(in $)	2012	2011
Authorized share capital:
1,000 shares of $1 each	1,000	1,000

Issued and outstanding share capital:
100 shares of $1 each	100	100

10.   FINANCIAL INSTRUMENTS

Fair values

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2012 and 2011 are as follows:

(in thousands of $)	2012 Fair value	2012 Carrying value	2011 Fair value	2011 Carrying value
Financial assets:
Restricted cash and investments	1,955	1,955	2,046	2,046
Financial liabilities:
Term Loans	9,886	10,067	12,963	13,422

The estimated fair value of financial assets and liabilities are as follows:

(in thousands of $)	2012 Fair value	Level 1	Level 2	Level 3
Financial assets:
Restricted cash and investments	1,955	1,955	—	—
Financial liabilities:
Term Loans	9,886	—	9,886	—

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

Pursuant to a Designated Representative Agreement, CalPetro Holdings Limited (the "Designated Representative") was appointed to represent California Petroleum as its Designated Representative to act on its behalf with respect to certain administrative matters such as the filing of periodic reports and financial statements with the Securities and Exchange Commission. The fee payable to the Designated Representative (the "Designated Representative Fee") during the initial three year period described above was $15,000 per annum. The annual Designated Representative Fee increased to $20,000, $25,000 and $30,000 on April 1, 1999, April 1, 2004 and April 1, 2009, respectively. The Designated Representative Fee is split equally between the Owners. The Designated Representative Fee in 2011 includes a charge of $13,500 in respect of amounts under accrued in previous years.

Management fee expenses and management fee payable in respect of the Management Fee, Technical Advisor's Fee and Designated Representative Fee for the year ended and as of December 31, 2012, 2011, and 2010 are as follows:

(in thousands of $)	2012	2011	2010
Management fee expenses	51	63	47
Management fee payable	13	52	12

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

As at December 31, 2012, Chevron holds an option to purchase the Vessel for $1 on April 1, 2015.