Form 20-F
period 2013-12-31
CALPETRO TANKERS (BAHAMAS I) LTD
filed 2014-04-10
CIK 923652

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

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

A.           Selected Financial Data

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2013, 2012 and 2011, and the selected balance sheet data as of December 31, 2013 and 2012, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations and retained earnings data with respect to the fiscal years ended December 31, 2010 and 2009 and the selected balance sheet data as of December 31, 2011, 2010 and 2009, have been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal Years ended December 31,
	2013	2012	2011	2010	2009
(in thousands of $, except number of shares)
Statement of operations data:
Total operating revenues	585	876	1,167	1,457	1,767
Net loss	(176)	(170)	(200)	(164)	(149)
Per share data:
Dividends per share	—	—	—	—	—
Balance sheet data:
Total assets	7,292	10,907	14,558	18,130	21,722
Current portion of long-term debt	3,355	3,355	3,355	3,355	3,355
Long-term debt	3,357	6,712	10,067	13,422	16,777
Total equity	407	583	753	953	1,117
Number of shares	100	100	100	100	100

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

If the tanker industry, which historically has been cyclical and volatile, continues to be depressed or declines further in the future, our revenues, earnings and available cash flow may be adversely affected when the Initial Charter expires if Chevron does not exercise its purchase option

Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity. After reaching highs during the summer of 2008, charter rates for crude oil carriers fell dramatically in connection with the commencement of the global financial crisis and current rates continue to remain at relatively low levels compared to the rates achieved in the years preceding the global financial crisis. Fluctuations in charter rates and tanker values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. These factors may adversely affect the rates payable and the amounts we receive in respect of our Vessel upon the expiration of the Initial Charter, if Chevron does not exercise its purchase option. The charter rates payable under any renewal or replacement charter we enter into for the Vessel will depend on, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charter we enter into will be sufficient to allow us to operate our Vessel profitably.

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

•	currency exchange rates;

•	weather and acts of God and natural disasters;

•	competition from alternative sources of energy and from other shipping companies and other modes of transport;

•

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars; and

•	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.

The factors that influence the supply of tanker capacity include:

•	current and expected purchase orders for tankers;

•	the number of tanker newbuilding deliveries;

•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;

•	the scrapping rate of older tankers;

•	the successful implementation of the phase-out of single-hull tankers;

•	technological advances in tanker design and capacity;

•	tanker freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;

•	port and canal congestion;

•	price of steel and vessel equipment;

•	conversion of tankers other uses or conversion of other vessels to tankers;

•	the number of tankers that are out of service; and

•	changes in environmental and other regulations that may limit the useful lives of tankers.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. While market conditions have improved, continued volatility may reduce demand for transportation of oil over longer distances and increase supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

The international tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will return to their previous levels

Charter rates in the tanker industry are volatile. We anticipate that future demand for our Vessel, and in turn our future charter rates, will be dependent upon economic growth in the world's economies as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that the relatively high charter rates that were paid prior to 2008 were the result of economic growth in the world economies that exceeded growth in global vessel capacity. Since 2008, charter rates have been volatile and there can be no assurance that economic growth will not stagnate or decline leading to a further decrease in vessel values and charter rates. A decline in vessel values and charter rates would have an adverse effect on our business, financial condition and results of operation when the Initial Charter expires, if Chevron does not exercise its purchase option.

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

In addition, continuing volatile economic conditions affecting the United States and world economies may result in reduced consumption of oil products and a decreased demand for our Vessel and lower charter rates upon the expiration of the Initial Charter, if Chevron does not exercise its purchase option, which could have a material adverse effect on our earnings and results of operations.

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

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since 2007, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our Vessel is deployed being characterized by insurers as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including costs which may be incurred to the extent Chevron employs onboard security guards, could increase in such circumstances. Chevron may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our Vessel, or an increase in cost, or unavailability of insurance for our Vessel, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to Chevron, which could impair its ability to make payments to us under our Initial Charter.

World events could affect our results of operations and financial condition

Continuing conflicts in the Middle East and North Africa, and the presence of United States and other armed forces in Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia.  Any of these occurrences, or the perception that our Vessel is a potential terrorist target, could have a material adverse impact on our business, financial condition and results of operations.

If our Vessel calls on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect investor perceptions

The Initial Charter is a bareboat charter and, from time to time, our Vessel may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (“JPOA”). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our Term Notes may adversely affect the price at which our Term Notes, as defined below, trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our Vessel, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments.
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

The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. If mid-ocean ballast exchange is made mandatory, or if ballast water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers, and the costs of ballast water treatment may be material.

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2013, we had $6.7 million in total indebtedness outstanding and equity of $0.4 million. The degree to which we are leveraged could have important consequences for the holders of the Term Notes, including:

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

Our Vessel is currently operated under the Initial Charter to Chevron. The term of the Initial Charter expires on April 1, 2015 and Chevron is not entitled to terminate the charter prior to its expiration. On April 1, 2015, Chevron has the option to purchase our Vessel for $1 upon 90 days written notice so long as no event of default has occurred. Provided that Chevron exercises their option to purchase our Vessel, we agree to do all such things whatsoever and execute and deliver all required documents to enable Chevron to register title to our Vessel.

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

Our Vessel is subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations including local port authorities, national authorities, harbor masters or equivalents, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other approvals required by some of these entities could require us to incur substantial costs or temporarily suspend operation of our Vessel.

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

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons (other than single-hull tankers) to the greater of $2,000 per gross ton or $17.088 million per double hull tanker, and with respect to non-tank vessels, the greater of $1,000 per gross ton or $854,000 for any non-tank-vessel, respectively.  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013, EPA re-issued the VGP for another five years; this 2013 VGP took effect December 19, 2013. This permit focuses on authorizing discharges incidental to operations of commercial vessels, and the new permit is also expected to contain numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

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

International Labor Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries met and MLC 2006 entered into force on August 20, 2013. The ratification of MLC 2006 will require us to develop new procedures to ensure full compliance with its requirements.

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

C.           Organizational Structure

As described above, and also in "Item 7. Major Shareholders and Related Party Transactions", we are a wholly-owned subsidiary of California Tankers Investments Limited, a company organized under the laws of The Bahamas, which is a wholly-owned subsidiary of CalPetro Holdings Limited. CalPetro Holdings Limited is a wholly-owned subsidiary of ITC. ITC is a wholly-owned subsidiary of ITCL and 82.47% of the common shares of ITCL are owned by Frontline.

D.           Property, Plants and Equipment

Other than our Vessel described above, we do not have any property.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with "Item 3. Selected Financial Data" and the Company's audited Financial Statements and Notes thereto included herein.

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

Market Overview and Trend Information

The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa and Philadelphia in the fourth quarter of 2013 was WS 66, representing an increase of WS 10 points from the third quarter of 2013 and an increase of WS 5 points from the fourth quarter of 2012. The flat rate increased by 9.3 percent from 2012 to 2013.

Bunkers at Fujairah averaged $615/mt in the fourth quarter of 2013 compared to $660/mt in the third quarter of 2013. Bunker prices varied between a high of $629/mt on November 1 and a low of $604.5/mt on October 2.

The International Energy Agency's ("IEA") February 2014 report stated an OPEC crude production, including Iraq, of 29.8 million barrels per day (mb/d) in the fourth of 2013. This was a decrease of 0.8 mb/d compared to the third quarter of 2013 due to Libyan production collapsing and Iraq being unable to sustain the record levels seen earlier in the year.

The IEA estimates that world oil demand averaged 92.2 mb/d in the fourth quarter of 2013, which is an increase of 0.2 mb/d compared to the previous quarter. IEA estimates that world oil demand in 2014 will be 92.6 mb/d, representing an increase of 1.4 percent or 1.3 mb/d from 2013.

The Suezmax fleet totaled 446 vessels at the end of 2013 compared with 468 vessels at the end of 2012. The order book counted 40 vessels at the end of 2013, which represents approximately nine percent of the Suezmax fleet. According to industry sources, there are three remaining single hull vessels.

Operating results

Year ended December 31, 2013 compared with the year ended December 31, 2012

Operating Revenues

(in thousands of $)	2013	2012	Change
Finance lease interest income	585	876	(33)%

Revenue comes in the form of charter hire from Chevron which is then allocated between capital and interest. Interest income has fallen in line with expectations. As the value of the finance lease falls on an annual basis, so does the interest allocated to the finance lease.

Operating Expenses

(in thousands of $)	2013	2012	Change
General and administrative expenses	99	99	—

Operating expenses are in line with expectations.

Other income (expenses)

(in thousands of $)	2013	2012	Change
Interest income	—	1	—
Interest expense	(643)	(929)	(31)%
Amortization of deferred charges	(19)	(19)	—

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

The decrease in General and administrative expenses in the year ended December 31, 2012 is primarily due to an additional charge of $13,500 in the previous year in respect of the Designated Representative Fee (being the fee paid to CalPetro Holdings Limited, or the Designated Representative, for certain administrative matters such as the filing of periodic reports and financial statements with the Securities and Exchange Commission), which was under accrued in previous years and a decrease in audit fees.

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

Liquidity and Capital Resources

As of December 31, 2013, revenues from the Initial Charter were sufficient to pay our obligations under the Term Loans. Chevron's option to terminate the Initial Charter on the last specified termination date, April 1, 2009, has now passed, and therefore the charter will run until April 1, 2015.

The Term Loans notes include certain covenants such as restriction on the payment of dividends and making additional loans or advances to affiliates. At December 31, 2013 the Company was in compliance with these covenants.

The Company is jointly and severally liable with the other Owners for all the Owners obligations and liabilities in relation to the Term Loans but only to the extent of the proceeds received by California Petroleum Transport Corporation from California Petroleum Transport Corporation's right, title and interest in and to the collateral.

Off-balance Sheet Arrangements

None.

Tabular disclosure of Contractual Obligations

As at December 31, 2013, we had the following contractual obligations and commitments:

	Payments due by period
(in thousands of $)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Term Loans (8.52%)	3,355	3,357	—	—	6,712
Interest payable	429	143	—	—	572
Total contractual obligations	3,784	3,500	—	—	7,284

Interest is payable on the Term Loans at a fixed rate of 8.52% until maturity.

Critical Accounting Policies

Our principal accounting policies are described in Note 2 to the financial statements, which are included in "Item 18. Financial Statements". The most critical accounting is financing lease and revenue recognition. As the lease has been classified as a finance lease, the minimum lease payments (net of amounts representing estimated executory costs including profit thereon) plus the unguaranteed residual value are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

Recent accounting pronouncements

ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. This ASU provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The amendments are effective for fiscal years beginning after December 15, 2013 and are not expected to have a material impact on the Company’s financial statements.

Research and development, patents and licenses, etc.

Not applicable.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Name	Age	Position
Tor Olav Trøim	51	Director and President
Kate Blankenship	49	Director and Secretary

Tor Olav Trøim has been a director of the Company since October 31, 2001. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Mr. Trøim was a director of Seatankers Management in Cyprus from 1995 until June 2009. Mr. Trøim serves as a director of and Chairman of ITCL, a director of Seadrill Limited, Seadrill Partners LLC, Golden Ocean Group Limited, Aktiv Kapital ASA, Archer Limited, Marine Harvest ASA, Golar LNG Limited, Golar LNG Partners LP and Frontline 2012 Ltd.

Kate Blankenship has been a director of the Company since October 31, 2001. Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline from 1994 until October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007. Mrs. Blankenship has been a director of Ship Finance International Limited since October 2003. Mrs. Blankenship has served as a director of Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004, Seadrill Limited since May 2005, Archer Limited since August 2007, Golar LNG Partners LP since September 2007, ITCL since February 2008, Frontline 2012 Ltd since December 2011, Seadrill Partners LLC since June 2012 and Avance Gas Holdings Limited since October 2013. She is a member of the Institute of Chartered Accountants in England and Wales.

B.           Compensation

During the year ended December 31, 2013, we paid no compensation to our directors and officers.

C.           Board Practices

The directors have no fixed date of expiry of their term of office. The details of their service are shown above. The directors have no entitlement to any benefits on termination of their office.

We have neither an audit nor a remuneration committee.

D.           Employees

We do not have any employees involved in the management of our Vessel.

Frontline is our Manager as described below in "Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions".

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

B.           Related Party Transactions

As discussed in "Item 4. Information on the Company", Frontline, our ultimate parent, is also our Manager. Pursuant to a management agreement, Frontline is entitled to a Management Fee and a Technical Advisor's Fee.

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

Management fee expenses and management fees payable in respect of the Management Fee, Technical Advisor's Fee and Designated Representative Fee for the years ended and as of December 31, 2013, 2012 and 2011 are as follows:

(in thousands of $)	2013	2012	2011
Management fee expenses	54	51	63
Management fee payable	14	13	52

C.           Interests of experts and counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See "Item 18. Financial Statements" below.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)           Quantitative information about market risk

Quantitative information about market risk instruments at December 31, 2013 is as follows:

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable on April 1 and October 1 of each year. Principal is repayable on the Term Loans in accordance with a sinking fund schedule.

The table below provides the scheduled sinking fund redemption amounts and final principal payment of the allocated principal amount of the Term Loans.

Scheduled payment date	$'000
April 1, 2014	3,355
April 1, 2015	3,357
6,712

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

(a)           Disclosure controls and procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of December 31, 2013, the end of the period covered by this annual report. Based upon that evaluation, management with the participation of the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2013.

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

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 1992 in its report entitled Internal Control-Integrated Framework.

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2013. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2013.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2013 and 2012 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2013	2012
Audit fees (a)	20	26
Audit related fees (b)	—	—
Tax fees (c)	—	—
All other fees (d)	—	—
Total	20	26

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

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.	INS XBRL Instance Document
101.	SCH XBRL Taxonomy Extension Schema
101.	CAL XBRL Taxonomy Extension Schema Calculation Linkbase
101.	DEF XBRL Taxonomy Extension Schema Definition Linkbase
101.	LAB XBRL Taxonomy Extension Schema Label Linkbase
101.	PRE XBRL Taxonomy Extension Schema Presentation Linkbase

*     Incorporated by reference to the filing indicated.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CalPetro Tankers (Bahamas I) Limited.
(Registrant)

Date: April 10, 2014	By:	/s/ Kate Blankenship
	Name:	Kate Blankenship
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder

CalPetro Tankers (Bahamas I) Limited

We have audited the accompanying balance sheets of CalPetro Tankers (Bahamas I) Limited (the "Company") as of December 31, 2013 and December 31, 2012 and the related statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalPetro Tankers (Bahamas I) Limited as of December 31, 2013 and December 31, 2012, the results of its operations and cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
April 10, 2014

CalPetro Tankers (Bahamas I) Limited
Statements of Operations and Retained Earnings for the years ended December 31, 2013, 2012 and 2011
(in thousands of $)

	2013	2012	2011
Operating revenues
Finance lease interest income	585	876	1,167
Total operating revenues	585	876	1,167
Operating expenses
General and administrative expenses	(99)	(99)	(134)
Total operating expenses	(99)	(99)	(134)
Net operating income	486	777	1,033
Other income (expenses)
Interest income	—	1	1
Interest expense	(643)	(929)	(1,215)
Amortization of deferred charges	(19)	(19)	(19)
Total other expenses	(662)	(947)	(1,233)
Net loss	(176)	(170)	(200)
Retained earnings at the start of the year	583	753	953
Retained earnings at the end of the year	407	583	753

The accompanying notes are an integral part of these financial statements.

CalPetro Tankers (Bahamas I) Limited
Balance Sheets as of December 31, 2013 and 2012
(in thousands of $)

	2013	2012
ASSETS
Current assets:
Restricted cash and investments	1,902	1,955
Current portion of net investment in finance lease	3,477	3,471
Interest receivable	110	183
Other current assets	1	—
Total current assets	5,490	5,609
Net investment in finance lease, less current portion	1,777	5,254
Deferred charges	25	44
Total assets	7,292	10,907

LIABILITIES AND EQUITY
Current liabilities:
Accrued interest	143	214
Current portion of long-term debt	3,355	3,355
Other current liabilities	30	43
Total current liabilities	3,528	3,612
Long-term debt	3,357	6,712
Total liabilities	6,885	10,324
Equity:
Unclassified stock: 100 shares of $1 par value	—	—
Retained earnings	407	583
Total equity	407	583
Total liabilities and equity	7,292	10,907

The accompanying notes are an integral part of these financial statements.

CalPetro Tankers (Bahamas I) Limited
Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011
(in thousands of $)

	2013	2012	2011

Net loss	(176)	(170)	(200)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred charges	19	19	19
Changes in assets and liabilities:
Interest receivable	73	73	72
Other current assets	(1)	2	—
Accrued interest payable	(71)	(72)	(71)
Other current liabilities	(13)	(54)	54
Net cash used in operating activities	(169)	(202)	(126)
Investing activities:
Finance lease payments received	3,471	3,466	3,461
Change in restricted cash and investments	53	91	20
Net cash provided by investing activities	3,524	3,557	3,481
Financing activities:
Repayment of debt	(3,355)	(3,355)	(3,355)
Net cash used in financing activities	(3,355)	(3,355)	(3,355)
Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents at start of the year	—	—	—
Cash and cash equivalents at end of the year	—	—	—

Supplemental disclosure of cash flow information:
Interest paid	714	1,001	1,286

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

3.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. This ASU provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The amendments are effective for fiscal years beginning after December 15, 2013 and are not expected to have a material impact on the Company’s financial statements.

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

The following schedule lists the components of the net investment in finance lease:

(in thousands of $)	2013	2012
Total minimum lease payments to be received	5,695	9,824
Less: unearned income	(441)	(1,099)
Net investment in finance lease	5,254	8,725
Less current portion	(3,477)	(3,471)
	1,777	5,254

Lease revenues under the charter are as follows:

(in thousands of $)
Year ending December 31,
2014	3,844
2015	1,851
2016	—
2017	—
2018	—
Thereafter	—
Total minimum lease revenues	5,695

7.   DEFERRED CHARGES

(in thousands of $)	2013	2012
Debt arrangement fees	1,005	1,005
Accumulated amortization	(980)	(961)
	25	44

8.   DEBT

(in thousands of $)	2013	2012
8.52% Term Loans due 2015	6,712	10,067
Less: current portion	(3,355)	(3,355)
	3,357	6,712

The outstanding debt as of December 31, 2013 is repayable as follows:

(in thousands of $)
Year ending December 31,
2014	3,355
2015	3,357
2016	—
2017	—
2018	—
Thereafter	—
Total debt	6,712

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable semi-annually on April 1 and October 1 each year. Principal is repayable on the Term Loans in accordance with a sinking fund schedule. The Term Loans notes include certain covenants such as restriction on the payment of dividends and making additional loans or advances to affiliates. At December 31, 2013 the Company was in compliance with these covenants.

The Company is jointly and severally liable with the other Owners for all the Owners obligations and liabilities in relation to the Term Loans but only to the extent of the proceeds received by California Petroleum Transport Corporation from California Petroleum Transport Corporation's right, title and interest in and to the collateral.

9.   SHARE CAPITAL

(in $)	2013	2012
Authorized share capital:
1,000 shares of $1 each	1,000	1,000

Issued and outstanding share capital:
100 shares of $1 each	100	100

10.   FINANCIAL INSTRUMENTS

Fair values

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2013 and 2012 are as follows:

(in thousands of $)	2013 Fair value	2013 Carrying value	2012 Fair value	2012 Carrying value
Financial assets:
Restricted cash and investments	1,902	1,902	1,955	1,955
Financial liabilities:
Term Loans	6,651	6,712	9,886	10,067

The estimated fair value of financial assets and liabilities are as follows:

(in thousands of $)	2013 Fair value	Level 1	Level 2	Level 3
Financial assets:
Restricted cash and investments	1,902	1,902	—	—
Financial liabilities:
Term Loans	6,651	—	6,651	—

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

Management fee expenses and management fee payable in respect of the Management Fee, Technical Advisor's Fee and Designated Representative Fee for the year ended and as of December 31, 2013, 2012, and 2011 are as follows:

(in thousands of $)	2013	2012	2011
Management fee expenses	54	51	63
Management fee payable	14	13	52

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

As at December 31, 2013, Chevron holds an option to purchase the Vessel for $1 on April 1, 2015 upon 90 days written notice so long as no event of default has occurred. Provided that Chevron exercises their option to purchase the Vessel, the Company agrees to do all such things whatsoever and execute and deliver all required documents to enable Chevron to register title to the Vessel.